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NOTICE OF 2009 ANNUAL MEETING

PROXY STATEMENT FOR 2009 ANNUAL MEETING

2008 ANNUAL REPORT

Page No.
Consolidated Statement of Stockholders' Equity and Comprehensive Income (Loss)	III-23
Consolidated Statements of Cash Flows	III-24
Notes to Consolidated Financial Statements	III-25
Report of Management	III-60
Report of Independent Registered Public Accounting Firm	III-61
Selected Financial Data	III-63
Chairman, Vice Chairmen and Chairman Emeritus	III-65
Corporate Data	III-66

SAUER-DANFOSS INC.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 11, 2009

TO OUR STOCKHOLDERS:

        The annual meeting of stockholders of Sauer-Danfoss Inc., a Delaware corporation, will be held at Sauer-Danfoss GmbH & Co. OHG, Krokamp 35, 24539 Neumünster, Germany on Thursday, June 11, 2009, commencing at 8:30 a.m. local time. At the meeting, stockholders will act on the following matters:

  1.
  To elect ten (10) directors for a term expiring at the annual meeting of stockholders to be held in 2010 and until their respective successors are duly elected and shall qualify.

  2.
  To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009.

  3.
  To transact such other business as may properly come before the meeting or any postponement or adjournment.

Stockholders of record at the close of business on April 16, 2009 are entitled to notice of and to vote at the annual meeting or any postponement, adjournment, or adjournments.

* * * * *

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 11, 2009

        This Proxy Statement and Annual Report to Stockholders is available on the internet at http://ir.sauer-danfoss.com under the tab Proxy Online.

* * * * *

        Whether or not you expect to attend the Annual Meeting, please either complete, date, sign, and return the accompanying proxy card in the provided envelope or vote your shares by telephone or via the Internet using the instructions on the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. Even if you have given your proxy, whether by mail, by telephone, or via the Internet, you may still vote in person if you attend the meeting. If your shares are held of record by a broker, bank, or other nominee ("Street Name") you will need to obtain from the institution that holds your shares and bring to the meeting a proxy issued in your name, authorizing you to vote the shares.

                      By order of the Board of Directors,

                      Kenneth D. McCuskey
                       Corporate Secretary

Lincolnshire, Illinois
April 29, 2009

I-1

SAUER-DANFOSS INC.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

PROXY STATEMENT

April 29, 2009

GENERAL INFORMATION

Solicitation and Revocability of Proxies

        The enclosed proxy is being solicited on behalf of the Board of Directors of Sauer-Danfoss Inc. (the "Company") for use at the annual meeting of the stockholders to be held on June 11, 2009 (the "Annual Meeting"), and at any postponement or adjournment. Most stockholders have a choice of voting via the Internet, by using a toll-free telephone number, or by completing a proxy card and mailing it in the envelope provided. Check your proxy card or the information forwarded by your bank, broker, or other holder of record to see which options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telecommunication and Internet access charges for which you will be responsible. The telephone voting facilities and the Internet voting facilities for stockholders of record will be available until 11:59 p.m. CDT on June 9, 2009, two days prior to the Annual Meeting.

        Any proxy given does not affect your right to vote in person at the meeting and may be revoked at any time before it is exercised by notifying Kenneth D. McCuskey, Corporate Secretary, by mail, telegram, or facsimile, by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote) or by appearing at the Annual Meeting in person and voting by ballot. Persons whose shares are held of record by a brokerage house, bank, or other nominee and who wish to vote at the meeting, must obtain from the institution holding their shares a proxy issued in such person's name.

        The Company intends to mail this Proxy Statement and the accompanying proxy on or about April 29, 2009.

Expense of Solicitation

        The Company will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing, and mailing of this Proxy Statement, the accompanying proxy and any additional information furnished to stockholders. The Company will reimburse banks, brokerage houses, custodians, nominees, and fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners. In addition to solicitations by mail, officers, other regular employees and directors of the Company may, but without compensation other than their regular compensation, solicit proxies in person or by telephone, facsimile or electronic means.

Voting of Proxies

        All shares entitled to vote and represented by properly completed proxies received prior to the Annual Meeting and not revoked will be voted in accordance with the instructions on the proxy. If no instructions are indicated on a properly completed proxy, the shares represented by that proxy will be voted for the election of the nominees for director designated below and for ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for 2009.

Persons Entitled to Vote

        Only holders of common stock of the Company of record as of the close of business on April 16, 2009 are entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, 48,368,352 shares of common stock were outstanding. Holders of common stock are entitled to one (1) vote for each share held on all matters to be voted upon. Shares cannot be voted at the Annual Meeting unless the owner is present in person or represented by proxy. The directors shall be elected by an affirmative vote of a plurality of the shares that are entitled to vote on the election of directors and that are represented at the meeting by stockholders who are present in person or by proxy, assuming a quorum is present. The ten nominees for director receiving the greatest number of votes at the Annual Meeting will be elected as directors.

        For all other matters to be voted upon at the Annual Meeting, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for approval.

        When a broker or other nominee holding shares for a customer does not vote on a proposal because the broker or nominee does not have discretionary voting power with respect to such proposal and has not received instructions from the beneficial owner, it is referred to as a "Broker Nonvote." Properly executed proxies marked "Abstain" or proxies required to be treated as "Broker Nonvotes" will be treated as present for purposes of determining whether there is a quorum at the meeting. Abstentions will be considered shares entitled to vote in the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker Nonvotes are counted towards a quorum but are not counted for any purpose in determining whether a matter has been approved.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of April 16, 2009, with respect to shares of common stock of the Company that were owned beneficially by: (i) each beneficial owner of more than 5% of the outstanding shares of common stock; (ii) each of the directors; (iii) each of the named executive officers of the Company; and (iv) all executive officers and directors of the Company as a group.

Beneficial Owners, Directors, and Executive Officers	Number of Shares Beneficially Owned (1)		Percent of Outstanding Shares
Danfoss A/S(2)	36,629,787	(3)	75.7%
Sauer Holding GmbH(4)	36,629,787	(3)	75.7%
Danfoss Murmann Holding A/S(2)	18,241,962	(5)	37.7%
Sven Ruder, Director, President and Chief Executive Officer	1,500		*
David J. Anderson, Co-Vice Chairman, Former President and Former Chief Executive Officer(6)	93,193		*
Hans J. Cornett, Executive Vice President and Chief Marketing Officer	38,658		*
Thomas K. Kittel, Executive Vice President and President—Propel Division	164,564		*
Karl J. Schmidt, Former Executive Vice President and Former Chief Financial Officer	42,973		*
Wolfgang Schramm, Executive Vice President and President—Controls Division	18,365		*
Niels B. Christiansen, Director	1,500		*
Jørgen Clausen, Director and Chairman	70,000		*
Kim Fausing, Director	1,500		*
William E. Hoover, Jr., Director	1,500		*
Johannes F. Kirchhoff, Director	13,400		*
Frederik Lotz, Director	1,500		*
F. Joseph Loughrey, Director	14,000	(7)	*
Sven Murmann, Director and Vice Chairman	13,000		*
Steven H. Wood, Director	9,000		*
All directors and executive officers as a group (17 persons)	427,432	(8)	*

*
Represents less than 1%.

(1)
Unless otherwise indicated in the following notes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. The following footnotes describe those shares which are beneficially owned by more than one person listed above.

(2)
The mailing address for each of these entities is Nordborgvej 81, 6430 Nordborg, Denmark.

(3)
These shares include 18,241,962 shares owned directly by Danfoss Murmann Holding A/S (the "Holding Company"), 9,865,614 shares owned directly by Sauer Holding GmbH ("Sauer Holding"), 8,358,961 shares owned directly by Danfoss A/S, and 163,650 shares owned directly by SDW Stiftung Deutsche Wirtschaft, a German foundation (the "Stiftung"). As a result of its 100% voting power over the Holding Company, Danfoss A/S has shared voting and dispositive power over the 18,241,962 shares owned directly by the Holding Company. All of these shares are subject to the voting agreements contained in the Stockholders Agreement dated July 11, 2008, by and between Danfoss A/S and Sauer Holding (the "Stockholders Agreement"). By virtue of its ownership of the Holding Company and the provisions of the Stockholders Agreement, Danfoss A/S has shared voting and dispositive power over all of these shares except the 8,358,961 shares it owns directly, over which it has shared voting and sole dispositive power. By virtue of the provisions of the Stockholders Agreement and an agreement with the Stiftung, Sauer Holding has shared voting power over all of these shares and shared dispositive power over the 9,865,614 shares it owns directly and the 163,650 shares owned directly by the Stiftung. Danfoss A/S disclaims beneficial ownership of all of these shares except for the 8,358,961 shares it owns directly. Sauer Holding disclaims beneficial ownership of all of these shares except for the 9,865,614 shares it owns directly.

(4)
The mailing address for Sauer Holding GmbH is Krokamp 35, 24539 Neumünster, Germany.

(5)
As a result of the Holding Company's status as a wholly owned subsidiary of Danfoss A/S, all of these shares, which are directly owned by the Holding Company, are subject to the terms of the Stockholders Agreement; therefore, the Holding Company has shared voting and sole dispositive power over these shares.

(6)
Mr. Anderson retired as the Company's President and Chief Executive Officer effective December 31, 2008. Although he is not presently serving as a director of the Company, he continues to serve as the Co-Vice Chairman of the Board in a non-voting, advisory capacity.

(7)
Mr. Loughrey disclaims beneficial ownership with respect to 3,000 of these shares which are owned directly by his wife.

(8)
Includes stock owned by the spouses and children of certain directors and executive officers. These shares do not include the shares reported above that are owned by Mr. Anderson or Mr. Schmidt, who were not directors or executive officers of the Company as of April 16, 2009.

Change in Control Transaction

        On March 10, 2008, Danfoss A/S ("Danfoss") and Sauer Holding GmbH ("Sauer Holding") entered into a Share Purchase Agreement (the "Purchase Agreement") pursuant to which Danfoss agreed to purchase, and Sauer Holding agreed to sell, a controlling interest in the Company (the "Share Purchase Transaction"). The closing of the Share Purchase Transaction resulted in a change in control of the Company, as Sauer Holding sold to Danfoss (i) 8,358,561 shares of the Company's common stock and (ii) all of the remaining issued and outstanding shares of Danfoss Murmann Holding A/S, a Danish corporation that was jointly owned by Sauer Holding and Danfoss (the "Holding Company"). By virtue of the Share Purchase Transaction, control of a majority of the issued and outstanding shares of the Company's common stock shifted from Danfoss and Sauer Holding jointly, to Danfoss alone.

        At closing of the Share Purchase Transaction, Sauer Holding and Danfoss executed a Stockholders Agreement (the "Stockholders Agreement") that replaced the Joint Venture Agreement, dated January 22, 2000, as amended as of February 22, 2000, by and among Danfoss, Sauer Holding and the Holding Company (the "Joint Venture Agreement"), in governing the rights and obligations of the parties with respect to their ownership and control of the Company and the Company's common stock that they hold (including arrangements with respect to the composition of the Company's Board of Directors and the consequent alteration of the existing rights of Danfoss and Sauer Holding with respect to the nomination of members of the Company's Board of Directors).

        The Share Purchase Transaction and the Stockholders Agreement altered Sauer Holding's and Danfoss' respective rights to nominate members of the Company's Board of Directors. As was the case under the Joint Venture Agreement, the Stockholders Agreement provides that the Company's Board of Directors will consist of ten (10) members. However, under the Stockholders Agreement, Sauer Holding possesses nomination rights with respect to two such members (one independent and one non-independent member) and Danfoss possesses nomination rights with respect to eight such members (two independent and six non-independent members) (each determination of independence to be made in accordance with the rules of the New York Stock Exchange).

        The Share Purchase Transaction and the Stockholders Agreement furthermore resulted in the creation of various new contractual rights and obligations of Sauer Holding and Danfoss vis-à-vis one another related to transfers of Company common stock by them. Under the Stockholders Agreement, Sauer Holding granted to Danfoss the right to purchase from Sauer Holding (via exercise of a call option), and Danfoss granted to Sauer Holding the right to sell to Danfoss (via exercise of a put option), the remaining 10,029,264 shares of Company common stock held by Sauer Holding, in two equal stages of 5,014,632 shares each, during the 21-day windows of time (starting on August 1, 2010 and August 1, 2012, respectively) following the delivery of the Company's audited financial statements to Sauer Holding for the Company's 2009 and 2011 fiscal years, respectively. The exact purchase price for the shares subject to the call option and put option will be calculated based on the Company's operating income and adjusted with respect to the net debt level in the 2009 and 2011 fiscal years, respectively, but will fall within the range of $29.67 and $49.45 per share, subject to adjustment as a result of stock splits, reclassifications of stock, combinations of stock, or similar transactions. Under the Stockholders Agreement, Danfoss has the right, at any time, to accelerate its exercise of either or both stages of the call option by electing to purchase Sauer Holding's shares of Company common stock subject to such option at a price equal to $49.45 per share, subject to adjustment as a result of stock splits, reclassifications of stock, combinations of stock, or similar transactions. Sauer Holding, on the other hand, is entitled to accelerate its exercise of either or both stages of its put option and to sell its shares of Company common stock subject to such option to Danfoss at a price equal to $29.67 or $39.56 per share (depending on the identity of the third party involved in the transaction giving rise to the acceleration right), subject to adjustment as a result of stock splits, reclassifications of stock, combinations of stock, or similar transactions, only under certain limited circumstances.

        In addition to the put and call options, the Stockholders Agreement provides for drag-along rights and a right of first refusal for Danfoss, and tag-along rights for Sauer Holding. These rights would apply in the case of a proposal by either Danfoss or Sauer Holding to sell shares of Company common stock to a third party. The number of shares subject to the put and call options is subject to reduction based on shares of Company common stock sold by Sauer Holding as a result of Danfoss' exercise of drag-along rights or Sauer Holding's exercise of tag-along rights under the Stockholders Agreement.

 GOVERNANCE OF THE COMPANY

Board of Directors

        The Company's Board of Directors (the "Board") currently has ten members, three of whom meet the New York Stock Exchange standard for independence. The Board has an Audit Committee and a Compensation Committee. All members of the Audit Committee and Compensation Committee are independent directors. The corporate governance listing standards of the New York Stock Exchange provide that a company of which more than 50% of the voting power is held by an individual, a group or another company (a "controlled company") need not comply with the Exchange's listing standards requiring that a majority of the Board be independent and that listed companies have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses specific items. The Company considers itself to be a controlled company because approximately 75.8% of the voting power of the Company's common stock is owned or controlled by Danfoss A/S. Accordingly, the Company has elected to utilize the exemption from the requirement that a majority of the Board be independent and from the provisions relating to a nominating/corporate governance committee.

        The Board held four meetings and one telephonic meeting during 2008. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which the directors served during 2008. It is the policy of the Board that each director of the Company is expected to attend annual meetings of the stockholders of the Corporation, it being understood, however, that a director infrequently may be unable to attend annual meetings of the stockholders of the Company due to illness, a previously scheduled meeting of importance or other irreconcilable conflict. All of the directors attended the Company's annual stockholders meeting that commenced and was adjourned in June of 2008, and all but one of the directors attended the completion of the adjourned meeting in July of 2008.

        The non-management directors of the Company have adopted a schedule to meet in private session at the end of or prior to each regular meeting of the Board without any management director or executive officer being present. The non-management directors have also adopted the policy that the Chairman of the Board, or in his absence, the Vice Chairman, shall preside at all such meetings. In addition, at least once a year, only independent, non-employee directors shall meet in private session.

Basis for Board Determination of Independence of Directors

        The Board has adopted Corporate Governance Guidelines (the "Guidelines") that provide, among other things, that at least three directors must be independent. The Guidelines can be viewed on the Company's investor relations website at http://ir.sauer-danfoss.com, and the Company will mail, without charge, a copy of the Guidelines upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. To be considered "independent" under the Guidelines, a person must be determined by the Board to have no material relations, directly or indirectly, with the Company or its affiliates or any other director or elected officer of the Company, and must otherwise be independent as that term is defined under the listing standards of the New York Stock Exchange, but also without the appearance of any conflict in serving as a director. In addition to applying these guidelines, the Board shall consider all relevant facts and circumstances in making an independence determination.

        The Board undertook its annual review of director independence with respect to the three persons considered independent at its meeting on March 18, 2009. The Board determined whether the three persons under consideration met the objective listing standards of the New York Stock Exchange regarding the definition of "independent director," which standards provide that a director is not independent if:

  •
  The director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

  •
  The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

  •
  (A) The director is a current partner or employee of a firm that is the Company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such firm; (C) the director has an immediately family member who is a current employee of such a firm and personally works on the Company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.

  •
  The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

  •
  The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

        The Board also considered whether there were any other transactions or relations between each of said three persons or any member of his immediate family and the Company and its subsidiaries and affiliates that would affect the independence of such persons and concluded that there were none.

        As a result of its review, the Board affirmatively determined that Johannes F. Kirchhoff, F. Joseph Loughrey and Steven H. Wood are independent of the Company and its management under the standards set forth in the Guidelines.

Audit Committee

        The Audit Committee is currently composed of three directors, none of whom is an employee of the Company. The Audit Committee currently consists of Messrs. Wood (Chairman), Kirchhoff and Loughrey. All of the members of the Audit Committee are independent within the meaning of the Securities and Exchange Commission's ("SEC") regulations, the current listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, the Board has determined that at least one member of the Audit Committee meets the New York Stock Exchange listing standard of having accounting or related financial management expertise.

        The Board has also determined that Steven H. Wood meets the SEC's criteria of an "audit committee financial expert." Mr. Wood's extensive background and experience includes presently serving as Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries, and formerly serving as Vice President and Corporate Controller of Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, and before that as Executive Vice President and Chief Financial Officer of Maytag Corporation. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. Mr. Wood is independent as that term is used in the New York Stock Exchange's listing standards relating to director independence.

        The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Committee also reviews the scope of the annual audit activities of the independent registered public accounting firm and the Company's internal auditors, reviews audit and quarterly results and administers the Worldwide Code of Legal and

Ethical Business Conduct and the Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff. All of the Committee's duties and responsibilities are set forth in a written Audit Committee Charter. The Charter can be viewed on the Company's investor relations website at http://ir.sauer-danfoss.com and the Company will mail, without charge, a copy of the Audit Committee Charter upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. The Audit Committee held four meetings and four telephonic meetings during 2008.

Compensation Committee

        The Compensation Committee is currently composed of three directors, none of whom is an employee of the Company. The current members of the Compensation Committee are Messrs. Kirchhoff (Chairman), Loughrey and Wood, all of whom are independent as defined under the current listing standards of the New York Stock Exchange. The Compensation Committee reviews and determines the salaries of the executive officers of the Company and administers the Company's Annual Officer Performance Incentive Plan, the 1998 Long-Term Incentive Plan, the 2006 Omnibus Incentive Plan, the Deferred Compensation Plan for Selected Employees, the 409A Deferred Compensation Plan for Selected Employees, and the Supplemental Executive Savings & Retirement Plan. All of the duties of the Compensation Committee are set forth in a written Charter last amended and restated as of April 27, 2005, which can be viewed on the Company's investor relations website at http://ir.sauer-danfoss.com and the Company will mail, without charge, a copy of the Compensation Committee Charter upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. The Compensation Committee held four meetings and one telephonic meeting in 2008.

Nominating Committee

        Following completion of the acquisition in 2008 by Danfoss A/S of a controlling interest in the Company from entities and persons associated with Klaus H. Murmann, Chairman Emeritus of the Company, the Board abolished the Company's Nominating Committee. Pursuant to the Stockholders Agreement dated July 10, 2008 (the "Stockholders Agreement") by and between Danfoss A/S and Sauer Holding GmbH, Danfoss A/S has the right to submit the names of six non-independent and two independent persons to be nominated as directors, and Sauer Holding GmbH has the right to submit the names of one non-independent and one independent person to be nominated as directors. In light of the terms of the Stockholders Agreement, the Board believes it is appropriate for the Company not to have a Nominating Committee. The Board makes the final nominations pursuant to the guidelines set forth below.

Consideration of Nominees, Qualifications and Procedures

        The Board adopted the policy in July 2008 that it will continue the former Nominating Committee's practice to consider qualified candidates for director that are suggested by stockholders. Stockholders can recommend qualified candidates for director by writing to: Chairman of the Board of Directors, Attention: Kenneth D. McCuskey, Corporate Secretary, Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010. Recommendations should set forth detailed information regarding the candidate, including the person's background, education, business, community and educational experience, other Boards of Directors of publicly held corporations on which the candidate currently serves or has served in the past and other qualifications of the candidate to serve as a director of the Company. All recommendations must be received by January 1 in order to be considered as a nominee for director at the annual meeting of stockholders to be held in such year. Recommendations that are received that meet the conditions set forth above shall be forwarded to the Board for further review and consideration.

        In evaluating director nominees, the Board considers, among other things, the following factors:

  •
  The needs of the Company with respect to the particular talents and experience of its directors

  •
  The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board

  •
  The ability of the candidate to represent the interests of the stockholders of the Company

  •
  The candidate's standards of integrity, commitment and independence of thought and judgment

  •
  The candidate's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties as a director of the Company, taking into account the candidate's services on other boards, including public and private company boards as well as not-for-profit boards, and other business and professional commitments of the candidate

  •
  The knowledge, skills and experience of the candidate, including experience in the Company's industry, business, finance, administration or public service, in light of prevailing business conditions

  •
  Experience with accounting rules and practices

  •
  Familiarity with national and international business matters

  •
  The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members

        The Board also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the need for independent directors, the need for Audit Committee expertise and the evaluations of other candidates. Other than considering the factors set forth above, there are no stated minimum criteria for director nominees.

        The Board identifies candidates by first evaluating the current members of the Board willing to continue in service. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for election to the Board, the Board shall identify the desired skills and experience of a new candidate in light of the factors set forth above. Current members of the Board may be polled for suggestions as to individuals meeting the criteria of the Board, and qualified candidates recommended by stockholders shall be considered. Research may be performed to identify qualified individuals. The Board may, but shall not be required to, engage third parties to identify or evaluate or assist in identifying potential candidates. The Board has from time to time utilized an executive search firm to assist in identifying potential candidates.

        In connection with its evaluation of candidates, the Board shall determine which, if any, candidates shall be interviewed, and if warranted, one or more members of the Board, and others as appropriate, shall interview prospective candidates in person or by telephone. After completing this evaluation and interview process, the Board shall determine the nominees.

Agreement Regarding Nominees for Director

        Sauer Holding GmbH and Danfoss A/S are parties to the Stockholders Agreement, which contains certain agreements regarding their ownership and voting of the Company common stock owned and controlled by them. Pursuant to the Stockholders Agreement, Sauer Holding GmbH will identify one non-independent and one independent candidate for director and Danfoss will identify six non-independent and two independent candidates for director for recommendation to the Board. With respect to the current nominees for election as directors, Sven Murmann was the non-independent nominee recommended by Sauer Holding GmbH and Niels B. Christiansen, Jørgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Frederik Lotz, and Sven Ruder were the non-independent nominees recommended by Danfoss. Johannes F. Kirchhoff was the independent nominee recommended by Sauer Holding GmbH, and F. Joseph Loughrey and Steven H. Wood were the independent nominees recommended by Danfoss.

Stockholder Communications with the Board

        The Corporate Governance Guidelines of the Company set forth the method by which stockholders may communicate with the Board. Stockholders and other parties interested in communicating directly with the Chairman of the Board or with the non-management directors as a group or with the entire Board of Directors as a group or with an individual director may do so in writing addressed to such person or group at: Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010, Attn: Corporate Secretary. The Corporate Secretary reviews all such correspondence and forwards all correspondence not deemed frivolous, threatening or otherwise inappropriate to each member of the group or to the individual director to whom the correspondence is directed. The Corporate Secretary shall maintain a log of all correspondence received by the Company that is addressed to members of the Board. Directors may at any time review such log and request copies of any such correspondence. Letters containing concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Company's Internal Corporate Counsel and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Code of Conduct and Code of Ethics

        The Company's Worldwide Code of Legal and Ethical Business Conduct (the "Code of Conduct") has been in effect for a number of years and was last updated on January 1, 2007. The Code of Conduct applies to every employee, agent, representative, consultant and director of the Company. The Code of Conduct requires that the Company's employees, agents, representatives, consultants and directors avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interests.

        Overall administration of the Code of Conduct is the responsibility of the Audit Committee. Day-to-day administration of the Code of Conduct is the responsibility of the Corporate Business Conduct Committee that assists the Company's employees in complying with the requirements of the Code of Conduct. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct.

        The Company has also adopted the Sauer-Danfoss Inc. Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff (the "Code of Ethics"). The Code of Ethics is intended to comply with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and regulations of the SEC. The Code of Ethics is intended to promote honesty and integrity, the avoidance of conflicts of interests, full, accurate, and timely disclosure of financial reports, and compliance with laws and regulations and other matters.

        The Code of Conduct and the Code of Ethics are posted on the Company's investor relations website at http://ir.sauer-danfoss.com. The Company will mail without charge, upon written request, a copy of the Code of Conduct and/or Code of Ethics. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010.

Transactions with Related Persons

        In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support. Fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss A/S for 2008 was approximately $87.1 million. The Company also sold products to Danfoss A/S totaling approximately $6.8 million in 2008. Danfoss A/S is the beneficial owner of more than 5% of the outstanding common stock of the Company.

        The Company entered into an Agreement for Transfer of Business and Sale of Inventory in 2008 (the "Agreement") with Danfoss LLC, a subsidiary of Danfoss A/S. The Agreement replaced a Distribution and Service Agreement which had been in place with Danfoss A/S under which the Company's products had been sold in the Commonwealth of Independent States. The Company purchased primarily customer relationships and inventory in this transaction.

        On March 12, 2009 the Company entered into a Credit Agreement with Danfoss A/S, which provides for a multicurrency term loan and revolving credit facilities of $490 million (the "Danfoss Credit Agreement") through September 30, 2010. Borrowings under the Danfoss Credit Agreement bear interest at an underlying funding rate (initially, LIBOR) plus 8.0%. The Company paid an upfront facility fee of 1.75% of the $490 million facility and will pay an annual commitment fee of 4% of any undrawn portion of the facility.

        In December 2008 the Company entered into a credit agreement with Danfoss A/S that provided for a $50 million term loan to the Company. The Company used the proceeds of the term loan to pay down other indebtedness that bore interest at a higher rate than the Company's rate under the term loan from Danfoss A/S. The term loan has a maturity date of December 9, 2011 and bears interest at an annual rate of 4.02%. The Company paid a facility fee of 10 basis points.

        To facilitate the redemption of the Company's outstanding U.S. 2000 Senior Notes in the principal amount of $24 million, the Company entered into an additional short-term $25 million loan agreement with Danfoss A/S on March 12, 2009. The loan bore interest at an annual rate of 3.98%, and matured on March 25, 2009. On March 25, 2009, the Company repaid the entire principal amount and $33,167 of accrued interest to retire the loan.

        The Company purchases inventory components from Shanghai Hydraulics and Pneumatics, a minority interest owner in an entity included in the Company's consolidated financial statements. The Company's cost for such purchases in 2008 was approximately $5.6 million.

        In addition, the Company sold product totaling approximately $4.1 million in 2008 to Daikin Industries Ltd. ("Daikin"), a minority interest owner in an entity consolidated by the Company. The Company also purchases inventory components and ongoing operational services from Daikin. The Company's cost for goods and services purchased from Daikin in 2008 was approximately $6.5 million.

        For a number of years, the Company has sold products to FAUN Umwelttechnik GmbH & Co. KG, which is owned by Johannes F. Kirchhoff, a director of the Company, and members of his family. These sales are made pursuant to purchase orders entered into in the ordinary course of business. Sales in 2008 totaled approximately $1.0 million.

Review, Approval or Ratification of Transactions with Related Persons

        The Company has a written policy pursuant to which the Company informs all of its directors and executive officers, as well as other personnel who serve in positions that give them routine knowledge of potential transactions with related persons, that they must inform specified individuals in management of transactions that meet the definitions provided in Item 404(a) of Regulation S-K ("related-person transactions"). Potential related-person transactions are reviewed by the Company's Audit Committee, which has the authority to approve or deny any such transaction. At least once per quarter, the Company's Secretary inquires of the individuals designated to receive reports of potential related-person transactions and relays any previously unreported transactions to the Audit Committee.

 REPORT OF THE AUDIT COMMITTEE

        The Audit Committee of the Board of Directors (the "Board") of Sauer-Danfoss Inc. (the "Corporation") acts under the Sauer-Danfoss Inc. Audit Committee Charter, as amended and restated by the Board on March 18, 2009, which Charter provides that the purpose of the Audit Committee is to represent and assist the Board with the oversight of:

  •
  the accounting, reporting and financial practices of the Corporation and its subsidiaries, including the integrity of the Corporation's financial statements;

  •
  the functioning of the Corporation's systems of internal accounting and financial controls;

  •
  the independent registered public accounting firm's qualifications and independence;

  •
  the performance of the Corporation's internal audit functions and the independent registered public accounting firm;

  •
  the Corporation's compliance with legal and regulatory requirements, and its ethics programs as established by management and the Board, including the Corporation's Worldwide Code of Legal and Ethical Business Conduct and any separate ethics code that relates to the integrity of the Corporation's financial reporting or applies to the Chief Executive Officer, Chief Financial Officer, or other senior financial officers.

        Management has the primary responsibility for the Corporation's financial statements and the financial reporting process, including the system of internal controls. The full text of the Audit Committee Charter is available under the Corporate Governance section of the Corporation's investor relations website at http://ir.sauer-danfoss.com.

        In fulfilling its oversight responsibilities, the Audit Committee has discussed with KPMG LLP ("KPMG"), the Corporation's independent registered public accounting firm, the overall scope and plans for their audit. The Audit Committee met with both management and KPMG to review and discuss the audited financial statements.

        The Audit Committee reviewed with KPMG their judgments as to the quality and acceptability of the Corporation's accounting principles. The Audit Committee's review included discussion with KPMG of the matters required to be discussed pursuant to Statement on Auditing Standards No. 114, as amended (which superseded Statement on Auditing Standards No. 61), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        The Audit Committee has received and reviewed the written disclosures and the letter from KPMG required by the Independence Standards Board, Standard No. 1, "Independence Discussions With Audit Committees," as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with KPMG, among other things, matters relating to its independence. The Audit Committee has also considered the compatibility of the non-audit services provided by KPMG with its independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the audited financial statements for the year ended December 31, 2008 be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission.

Members of the Audit Committee:
Steven H. Wood, Chairman Johannes F. Kirchhoff F. Joseph Loughrey
March 17, 2009

 EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

        Sauer-Danfoss Inc. (the "Company" or "we") presents this Compensation Discussion and Analysis ("CD&A") to discuss its executive compensation program. Our Chief Executive Officer (the "CEO"), Chief Financial Officer (the "CFO") and other executive officers participate in the executive compensation program.

        The Summary Compensation Table on page II-26 and the subsequent disclosure tables reflect compensation paid to our CEO, CFO and to certain other executive officers (collectively, the "Named Executive Officers" or "NEOs"). In general, this CD&A discussion applies equally to each of the NEOs. Where needed for clarification, we have provided information on the treatment of individual NEOs.

        Under SEC rules, we are reporting information in the Summary Compensation Table for Mr. Anderson as CEO, for Mr. Schmidt as CFO and for Messrs. Cornett, Kittel and Schramm as the three most highly compensated executive officers of the Company, other than the CEO and CFO.

Role of Compensation Committee and Management in Executive Compensation Matters

        The Compensation Committee of our Board of Directors (the "Committee") consists of three independent directors as defined by current New York Stock Exchange listing standards. The Committee has the final say and ultimate authority in all matters relating to our executive compensation program. The Committee's authority encompasses areas such as:

  •
  The overall design of our executive compensation program

  •
  The determination of individual compensation elements and amounts for specific executives

  •
  The determination of incentive compensation performance measures and targets

        From time to time, the Committee uses Hewitt Associates, LLP ("Hewitt") as its consultant with respect to executive compensation matters. At the request of the Committee in 2008, Hewitt performed a market-based review of certain executive compensation elements, as detailed later in the CD&A section entitled "Hewitt Market Review—2008". Hewitt also provided historical return on net assets results for a broad range of industrial companies to assist the Committee in developing performance targets under the Company's long-term incentive plan. Hewitt also provided the Committee with an update on current marketplace trends with respect to executive compensation practices. Hewitt's sole consulting relationship with the Company is related to the work done directly for the Committee.

        Management's role with respect to executive compensation matters is limited to making recommendations to the Committee, based on Management's understanding of the Company's compensation and performance objectives. Management's recommendations to the Committee include the CEO's annual performance evaluations of the other executive officers along with the CEO's recommendation for annual base salary changes for each such officer based on individual performance and market comparisons. The Committee considers Management's input and recommendations, but exercises independent judgment in making final decisions with respect to all matters affecting our executive compensation program.

Executive Compensation Goals and Objectives

        The Sauer-Danfoss Total Rewards Strategy, adopted and approved by the Committee in 2007 and reviewed annually, provides a general framework for Total Rewards offerings to all employees on a global basis.

        Our executive compensation program fits within our Total Rewards Strategy and is designed to meet certain goals and objectives. Specifically, we designed our executive compensation program to enable us to:

  •
  Attract, motivate and retain quality leaders

  •
  Promote teamwork and cooperation on a global basis

  •
  Tie executive compensation levels to changes in shareholder value

  •
  Tie executive compensation levels to business results

  •
  Preserve the tax deductibility of our executive compensation

        We design our executive compensation program to reward performance. Within the program, we combine individual, business unit, division and company-wide performance elements. For our senior executives and Named Executive Officers, company-wide performance elements generally have the greatest impact on total compensation. We stress company-wide performance elements for the Named Executive Officers because they have the greatest impact on shareholder value creation. Company-wide performance elements also help us to promote global teamwork and cooperation among business units and divisions.

        The following table compares our Named Executive Officers' base salary plus earned incentives for 2008 to their respective base salary plus target incentive opportunities for 2008. The resulting percentage earned vs. target shows how the Company's performance against established performance targets impacts our executive officers' total compensation levels.

  •
  For the Base Salary Plus Earned Incentives column, the 2006 Long-Term Incentive Award is included by multiplying the target number of performance units by the actual payout percentage of 37.5% and by the December 31, 2008 share price of $8.75. For the Base Salary Plus Target Incentives column, the 2006 Long-Term Incentive Award is included by multiplying the target number of performance units by the grant date share price of $25.93.

  •
  For the Base Salary Plus Earned Incentives column, the 2008 Annual Incentive Award is included by multiplying the target award by the earned payout percentage of 0%. For the Base Salary Plus Target Incentives column, the 2008 Annual Incentive Award is included assuming a 100% of target payout.

  •
  The table below reflects only base salary plus incentive compensation opportunities. Certain other compensation items, including post-employment compensation, pension costs, automobile costs and relocation costs, are excluded from this analysis.

  •
  Mr. Anderson's 2007 and 2008 Long-Term Incentive Awards are excluded from this analysis as they were paid out at target upon his retirement and were, therefore, not performance-based. Mr. Schramm's restricted shares are excluded from this analysis as they vest based on length of service and are not performance-based.

	Base Salary Plus Earned Incentives	Base Salary Plus Target Incentives	Percentage Earned vs. Target
David J. Anderson	770,459	2,195,322	35.1%
Karl J. Schmidt	390,785	1,025,390	38.1%
Hans J. Cornett	410,507	1,042,393	39.4%
Thomas K. Kittel	445,296	936,314	47.6%
Wolfgang Schramm	311,908	497,446	62.7%

        We design our executive compensation program to be market-based. Based on a review of survey data from a variety of external sources, we believe our executive compensation program is comparable to, and competitive with, the market median of compensation programs for similarly sized companies in similar industries. In comparing our executive compensation program to market, we consider such items as the balance between fixed and variable compensation and the annual and long-term incentive target opportunities. In our market comparisons, we generally look to survey data related to durable goods manufacturing companies with comparable revenue size.

        We also consider internal equity in the administration of our executive compensation program. Periodically, we perform a formal job evaluation process for all executive positions, rating them on a point-factor basis. We then use the position ratings to help ensure that our executive compensation program is aligned for comparable positions on a global basis.

        The Committee routinely reviews our executive compensation program and its individual elements in light of the goals and objectives outlined above.

Hewitt Market Review—2008

        In 2008, the Committee engaged Hewitt to perform a market-based review of executive officer base salaries and incentive compensation awards. As part of its review, Hewitt provided market data on base salaries and target opportunities, expressed as a percentage of base salary, for annual incentive awards and the grant date value of long-term incentive awards. Hewitt's market data was based on its review of data for a comparator group of companies based on similar revenue size and industry (industrial manufacturing). Hewitt recommended and the Committee approved the comparator group which consisted of the following companies:

ACCO Brands Corporate	Dade Behring Inc.	Joy Global Inc.	The Stanley Works
AMSTED Industries Incorporated	Dal-Tile International Inc.	Kaman Corporation	Steelcase Inc.
Andersen Corporation	Edwards Lifesciences LLC	Kennametal Inc.	Tecumseh Products Company
Applied Industrial Technologies	Energizer Holdings Inc.	Martin Marietta Materials Inc.	Thomas & Betts Corporation
Ash Grove Cement	Federal Signal	Milacron Inc.	Tupperware Brands
Brady Corporation	Fleetwood Enterprises, Inc.	Olin Corporation	United Space Alliance
C. R. Bard, Inc.	Flowserve Corporation	OMNOVA Solutions Inc.	Valmont Industries Inc.
Cameron International Corporation	H. B. Fuller Company	Polaris Industries Inc.	W. L. Gore & Associates, Inc.
Chaparral Steel Company	Herman Miller Inc.	Revlon Inc.	Walter Industries Inc.
Church & Dwight Company, Inc.	Hubbell Incorporated	The Scotts Miracle-Gro Company	Waters Corporation
Curtiss-Wright Corporation	Jacuzzi Brands, Inc.	Sensient Technologies Corporation	Woodward Governor Company

        The comparator group presented above is generally the same used by Hewitt in its analysis of 2007 base salaries and incentive compensation targets, except where companies in the 2007 group are no longer in existence. The Committee considered the Hewitt market data, Company-provided market survey data, as well as individual and Company performance, in determining executive officer base salary and incentive plan target percentage levels.

Elements Of Executive Compensation Program

        Our executive compensation program is comprised of the following elements which are described in further detail below:

  •
  Base Salary

  •
  Annual Incentive Awards

  •
  Long-Term Incentive Awards

  •
  Retirement & Savings Plans

  •
  Additional Cash Compensation and Perquisites

  •
  Other Potential Post-Employment Compensation

Base Salary

        We provide a base salary to our CEO and executive officers. The Committee determines the base salary for the CEO and our executive officers each year based upon a variety of factors.

        A key factor in the Committee's determination of base salaries is a comparison to market data. In determining 2008 base salary levels, the Committee reviewed market survey information for similar positions in companies similar to ours in size and industry.

        We target our base salaries at the 50th percentile for similar positions within the comparator and/or market survey benchmark group. The following factors also impact base salary determinations and will cause the base salaries to differ from the 50th percentile target:

  •
  The Board of Directors' annual performance evaluation of the CEO relative to established objectives

  •
  The CEO's annual performance evaluations of the other executives relative to established objectives

  •
  Individual experience and expertise

  •
  Internal equity

        With one exception, the base salary of each of our Named Executive Officers for 2008 was within +/- 15% of the benchmark market median. The sole exception is the CEO's base salary, which was below the benchmark market median by approximately 20% in 2008.

        Base salaries are one of the most readily comparable elements of compensation between different companies. We consider maintaining adequate annual base salary levels to be critical to achieving the stated goal of attracting, motivating and retaining quality leaders. By considering individual performance ratings in the annual base salary review process, our strongest performing executive officers will generally receive the largest percentage increases in annual base salary each year. This helps us meet our goal of motivating quality leaders and strengthens the tie between executive compensation and business results.

Annual Incentive Awards

        We provide Annual Incentive Award opportunities to our CEO and executive officers under the Company's Omnibus Incentive Plan. For 2008, the Annual Incentive Awards were designed to pay out a target percentage of a participant's base salary based upon achievement of certain earnings before interest and taxes ("EBIT") margins on a Divisional, Business Unit, and/or Total Company basis. To promote teamwork and cooperation across Divisions and Business Units, the Named Executive Officers participate in the Annual Incentive Plan on a Total Company basis.

        Actual payouts under the Annual Incentive Awards can range from 25% to 200% of target, depending upon achieved EBIT margins. Below certain minimum EBIT margin thresholds, no payout will be made under the Annual Incentive Awards. The Committee determines the target percentage of each executive officer's base salary for Annual Incentive Award purposes based on a review of market survey information for similar positions in comparable companies and also based on internal equity.

        For 2008 the Annual Incentive Plan's target, threshold and maximum payouts, expressed as a percentage of base salary, for each of our Named Executive Officers was as follows:

	Threshold Payout Percentage	Target Payout Percentage	Maximum Payout Percentage
David J. Anderson	22.5%	90%	180%
Karl J. Schmidt	15%	60%	120%
Hans J. Cornett	15%	60%	120%
Thomas K. Kittel	15%	60%	120%
Wolfgang Schramm	15%	60%	120%

        The Committee reviews and approves the EBIT margin levels that are required to earn the target payout at the beginning of each year. These levels are generally tied to our annual operating budgets. Our annual budgeting process produces aggressive goals which are considered to have a reasonable chance of being met through strong operating performance. We use EBIT margin performance factors to encourage and reward profitability on a Total Company and/or Divisional or Business Unit basis.

        We have determined that the Annual Incentive Award EBIT margin targets and their basis for computation involve confidential financial information and that disclosure could result in competitive harm to the Company. Therefore, we have not disclosed these targets within this CD&A and proxy statement.

        The following table, which shows the five-year payout history under the Annual Incentive awards for our Total Company measure, provides an indication of the difficulty in meeting the performance goals.

Year	Earned Payout As A Percentage Of Target
2008	0%
2007	0%
2006	113%
2005	45%
2004	136%

        Under the Omnibus Incentive Plan, the Committee reserves the discretion to reduce, but not increase, the final payouts to executive officers. During 2006, the Committee authorized final payouts based on the achieved sales growth and EBIT margin performance, without reduction. In 2007 and 2008, no annual incentive awards were earned by the Named Executive Officers because threshold EBIT margins were not attained.

        With a clear relationship between financial results and payouts, our Annual Incentive Awards program helps us link our executive officer compensation levels to achieved business results. As a market-based program, it also helps us attract, motivate and retain quality leaders. Finally, the design of the shareholder-approved Omnibus Incentive Plan and the Annual Incentive Awards made thereunder helps ensure the tax deductibility of the Annual Incentive Awards earned in 2006.

Long-Term Incentive Awards

        We provide Long-Term Incentive Awards to our CEO and executive officers. The Omnibus Incentive Plan sets forth the terms and conditions under which our Long-Term Incentive Awards are made. The Company's established practice is to make Long-Term Incentive Award grants once each year, at the time of its regularly scheduled first quarter Compensation Committee meeting. The Omnibus Incentive Plan allows for a variety of forms of Long-Term Incentive Awards (e.g., Stock Options, Performance Units,

Restricted Stock). The Omnibus Incentive Plan also provides for a variety of performance measures for performance-based Long-Term Incentive Awards (e.g., Return on Sales, Return on Net Assets, Total Shareholder Return).

        In 2008, consistent with past practice, the Committee determined that the Long-Term Incentive Awards would be made 100% in the form of Performance Units. In addition, the Committee determined that average Return on Net Assets (RONA) over a three-year performance period would be the performance measure used for the Long-Term Incentive Awards. The three-year performance period promotes performance over a reasonable timeframe and builds an employee retention component into the Long-Term Incentive Awards.

        We use RONA as the performance measure because we view this metric over an extended period of time to be an important driver in shareholder value creation. The Committee set a three-year target for average RONA considering the Company's expected performance throughout the economic cycle and considering median RONA performance compiled by Hewitt for similarly sized companies in the Industrial Machinery sector.

        Beginning in 2007, a sales growth modifier was added to the Long-Term Incentive Plan's performance targets to encourage long-term growth in addition to profitability. Depending upon the average sales growth over the three-year performance period, the earned payout under the 2008 performance unit grant can be increased by up to 20%.

        Actual payouts under the 2008 Long-Term Incentive Award grants can range from 46% to 156% of target, depending upon achieved average RONA and sales growth over the three-year performance period. Below certain minimum average RONA thresholds, no payout will be made under the Long-Term Incentive Awards.

        The RONA thresholds, targets and maximums, along with the corresponding payout levels, are as follows:

	Grant Year	Threshold	Target	Maximum
RONA Targets	2008	10%	14%	16%
	2007	10%	14%	16%
	2006	8%	14%	16%
Performance Unit Payout %	2008	46%	90%	130%**
	2007	46%	90%	130%**
	2006	25%	100%	200%

**
For the 2007 and 2008 grant years, the earned payout based on RONA performance may be increased by a sales growth modifier of 10% to 20% depending upon the Company's average sales growth over the three-year performance period. The 10% and 20% sales growth modifiers result from three-year average sales growth of 5% and 15%, respectively. Between 5% and 15% sales growth, the modifier increases on a linear basis. With the sales growth modifier, the maximum payout under the 2007 and 2008 performance unit grants is 156% (130% × 120% sales growth modifier)

        The Committee determines the target percentage of a participant's base salary for Long-Term Incentive Award purposes each year, without consideration of prior awards, based on a review of market survey information for similar positions in comparable companies and based on internal equity.

        For 2008 the Long-Term Incentive Plan target award level, expressed as a percentage of adjusted base salary, for each of our Named Executive Officers was 125%. Adjusted base salary for this purpose equals the beginning of the year base salary plus 3%, as an approximation for the full-year base salary after merit pay increases which occur in April.

        The target number of performance units granted to each participant is determined by dividing the dollar value of the participant's Long-Term Incentive target by the average closing price of the Company's shares during the fourth quarter of the preceding year.

        For example, Mr. Anderson's target award opportunity under the 2008-2010 performance cycle was 31,421 performance units, determined as follows:

    # performance units = Base Salary × 103% × Target % / 2007 4th Quarter Avg Share Price
    # performance units = $615,000 × 103% × 125% / $25.20
    # performance units = 31,421

        Dividend equivalents on outstanding Performance Units are paid at the same time and at the same rate as dividends declared by the Company's Board of Directors on its common stock. During the performance period, the dividend equivalents are paid based on the target number of Performance Units held by each participant. By tying the payment of dividend equivalents into the Company's common stock dividends, the participants have incentive to focus on cash flow measures that drive shareholder value and returns.

        To promote share ownership, the Committee generally requires that earned Performance Units under the Long-Term Incentive Awards program be paid to participants 100% in shares of Company stock, with a number of shares withheld from the payout equal to the value needed to cover the Company's minimum statutory tax withholding requirements. By direction of the Committee, earned Performance Units from the 2008 Performance Unit grant for Mr. Kittel are to be paid out 100% in cash. At the time of making the 2008 grant, the Committee determined that Mr. Kittel had significant levels of Company stock ownership, at approximately 10 times his annual base salary.

        The Performance Unit Award Agreements generally provide for automatic forfeiture upon a termination from service prior to the end of the performance period and/or the payout date. The Performance Unit Award Agreements generally provide for pro-rata, post-employment payouts of earned Performance Units under the following situations:

  •
  Retirement at full, normal retirement age

  •
  Death

        The Long-Term Incentive Awards are subject to immediate vesting and payout, at the target level, upon a Change In Control of the Company, as defined in the Omnibus Incentive Plan. As discussed later in this CD&A, Mr. Anderson's Long-Term Incentive Awards granted in 2007 and 2008 were subject to immediate vesting and payout at target levels upon his retirement on December 31, 2008.

        Under the Omnibus Incentive Plan, the Company has the right to seek a reimbursement of amounts previously paid to any Participant who engaged in misconduct or was aware of and failed to report misconduct when such misconduct leads to a restatement of financial earnings. The Company also has certain automatic forfeiture rights under Section 304 of the Sarbanes-Oxley Act of 2002.

        The 2006 Performance Unit grants were subject to a three-year performance period and provided for a payout from 25% to 200% of the target number of Performance Units granted. Based on achieved average RONA performance of 9.0% for the three-year period ended December 31, 2008, the 2006 Performance Units were paid out at 37.5% upon completion of the Company's financial audit in March 2009. Generally, each earned Performance Unit equates to one share of Sauer-Danfoss Inc. stock. An analysis of the target number of Performance Units granted, along with actual earned Performance Units for each of the Named Executive Officers, is as follows:

	Target # Performance Units	Payout Percentage	Earned Performance Units
David J. Anderson	37,403	37.5%	14,026
Karl J. Schmidt	19,430	37.5%	7,286
Hans J. Cornett	18,459	37.5%	6,922
Thomas K. Kittel	10,824	37.5%	4,059
Wolfgang Schramm	0	37.5%	0

        The value of payouts stemming from the Earned Performance Units reflected above can be found in the Outstanding Equity Awards At Fiscal Year-End Table appearing later in this proxy statement.

        At the time of his hiring in April 2007, Mr. Schramm was granted 10,000 shares of restricted stock under the Company's Omnibus Incentive Plan. 5,000 restricted shares vested on his one-year service anniversary (April 2008) and the remaining 5,000 restricted shares vested on his two-year service anniversary (April 2009). The restricted share issuance to Mr. Schramm served as a recruiting measure and as a short-term retention measure. The restricted share issuance bridges the period from Mr. Schramm's hire date until he would be eligible to receive any earned payouts under the Company's 2007 Performance Unit Award Agreement at the end of calendar year 2009.

        With a clear relationship between financial results and payouts, our Long-Term Incentive Awards program helps us tie our executive compensation levels to achieved business results. As an equity-based program, it also ties our executive compensation levels into returns earned by our shareholders. As a market-based program, it also helps us attract, motivate and retain quality leaders. Finally, the design of the shareholder-approved Omnibus Incentive Plan and Long-Term Incentive Awards granted thereunder helps ensure the tax deductibility of Long-Term Incentive Awards ultimately paid out.

Retirement & Savings Plans

        The Retirement & Savings Plans in which our executive officers participate consist of the following:

  •
  Local Pension and/or 401(k) Savings Plans

  •
  Supplemental Retirement and/or Savings Plans

  •
  Elective Deferred Compensation Plans for Cash Compensation

  •
  Elective Deferred Compensation Plans for Long-Term Incentive Compensation

        Our Local Pension and/or 401(k) Savings Plans are made available to all eligible employees, including the Named Executive Officers, and vary by country. Our Named Executive Officers generally participate in their country-specific Local Pension and/or 401(k) Savings Plans on the same terms and conditions made available to all other participants in the respective plans. Our Local Pension Plans are described in further detail in the Pension Benefits Table and narrative beginning on page II-32.

        Our Supplemental Retirement and/or Savings Plans are made available to those U.S. officers and employees whose annual compensation exceeds certain limits imposed by the IRS and whose retirement benefits under the Local Pension and/or 401(k) Savings Plans are limited as a result. The Supplemental Retirement and/or Savings Plans operate to replace the retirement benefits that would be lost as a result of the IRS limits. Messrs. Anderson, Schmidt, Cornett and Schramm participate in the Supplemental Retirement and/or Savings Plans.

        Our Local Pension and/or 401(k) Savings Plan benefits and our Supplemental Retirement and/or Savings Plan benefits are determined primarily by considering base salary. Payouts under the Annual

Incentive Plan Awards or the Long-Term Incentive Plan Awards generally do not impact the amount a participant will receive under these plans.

        The Elective Deferred Compensation Plans for Cash Compensation are made available to U.S. Vice Presidents and executive officers as a means to allow them to save, on a tax-deferred basis, all or a portion of their annual cash compensation (Base Salary and Annual Incentive Award). Deferred compensation under these plans represents an unfunded, unsecured liability of the Company. During the deferral period, participants' deferred compensation accounts are credited with a variable earnings credit that is tied to ten-year U.S. treasury yields and a credit risk spread based on the Company's credit profile. Mr. Anderson has elected to participate in the Elective Deferred Compensation Plans for Cash Compensation.

        The Elective Deferred Compensation Plan for Long-Term Incentive Compensation has been made available to Messrs. Anderson, Schmidt and Cornett as a means to allow them to defer the receipt of their payouts under the Company's Long-Term Incentive Awards program. The determination of whether to extend the invitation to participate is made by the Committee on a grant-by-grant basis and depends, in part, on the Company's exposure to compensation deduction limitations under Internal Revenue Code Section 162(m). During the deferral period, the deferred compensation retains its original form (i.e., Performance Units). At the end of the deferral period, the deferred Performance Units are paid in the same form, shares or cash, as originally determined by the Committee. During the deferral period, dividend equivalents earned on the deferred Performance Units are also deferred and represent an unfunded, unsecured liability of the Company. During the deferral period, the deferred dividend equivalent accounts are credited with a variable earnings credit that is tied to ten-year U.S. treasury yields and a credit risk spread based on the Company's credit profile. Messrs. Anderson and Schmidt have elected to participate in the Elective Deferred Compensation Plan for Long-Term Incentive Compensation.

        Executives participating in the Elective Deferred Compensation Plan for Long-Term Incentive Compensation can experience adverse capital gains tax consequences if the Company's share value declines during the deferral period. A decline in share value during the deferral period causes the net shares received by the participant, after payroll tax withholding, to have a lower tax basis. A later sale of these lower tax basis shares results in a greater capital gain or lower taxable loss than would have resulted had the shares not been deferred. The Committee has agreed to make a capital gains tax protection payment to participants if their deferred Performance Units are paid out at a time when the shares are lower in value than on the date when the Performance Units would have originally been paid, based on a fixed formula. As of December 31, 2008, the potential tax basis protection payouts to Messrs. Anderson and Schmidt would total $87,825 and $133,033, respectively, based on the December 31, 2008 closing share price of $8.75. The actual tax basis protection payouts, if any, will depend upon the share price on the date that deferred performance units are paid out.

        The Supplemental Retirement and/or Savings Plans and the Elective Deferred Compensation Plans are described in further detail in the Nonqualified Deferred Compensation Table and narrative beginning on page II-34.

        Based on observed market practices, we believe our Retirement & Savings Plans are comparable to those found in the marketplace for senior executives. These plans help us attract, motivate and retain quality leaders. In addition, the elective deferred compensation programs can help ensure the corporate tax deductibility of compensation in years when an executive's compensation might otherwise exceed the tax deductible compensation limits of Internal Revenue Code Section 162(m).

Additional Cash Compensation and Perquisites

        We provide a few additional elements of cash compensation and/or perquisites to our executives. These elements include:

  •
  Relocation Stipend and/or Relocation Expenses

  •
  Automobile Allowances and/or Company Cars

  •
  Paid Time Off (PTO) Sell Back

  •
  Spousal Travel

        The relocation stipend paid to Messrs. Anderson, Schmidt and Cornett was put in place at the time they relocated to our Lincolnshire, Illinois office. The Compensation Committee determined that the executives should be given a stipend to assist them with the higher cost of housing in the Chicago area. The stipends have a limited term (60 months) and ended in August 2006 for Mr. Cornett, May 2007 for Mr. Anderson and August 2008 for Mr. Schmidt.

        During 2008, the Committee authorized Mr. Cornett to relocate his primary office from the Company's Lincolnshire, Illinois office to its Neumünster, Germany facility. Mr. Cornett received the Company's standard relocation assistance from the Company during 2008. The full cost of Mr. Cornett's relocation assistance, $34,864, has been included in the Other Compensation Column of the Summary Compensation Table.

        Upon his hiring date in 2007, the Committee authorized that Mr. Schramm move to the Company's Plymouth, Minnesota facility. Mr. Schramm received the Company's standard relocation assistance from the Company. The full cost of Mr. Schramm's relocation assistance, $32,349 in 2007 and $5,805 in 2008, has been included in the Other Compensation Column of the Summary Compensation Table. Also included in 2008 is an additional $40,000 that the Committee authorized for payment to Mr. Schramm in order to cover certain duplicate housing costs resulting from the soft U.S. real estate market.

        Automobile allowances are paid to Messrs. Anderson, Schmidt and Schramm in lieu of providing company cars for their use. Mr. Cornett received an automobile allowance during the period of his U.S. employment. As European-based officers, Mr. Kittel and Mr. Cornett are provided a company car for business and personal use. Automobile allowances or allowing the use of a company car are common in the market for senior executives and are used by us to attract, motivate and retain quality leaders.

        The Company's Paid Time Off (PTO) plan allows U.S. employees, including officers, to sell back up to 80 hours of paid time off (i.e. vacation) per year. This may be preferable for employees who are nearing their maximum PTO accrual and would otherwise begin to lose the value of their full PTO benefit. Mr. Schmidt utilized the PTO sell-back option in 2008. The resulting cash payment to him has been included in the Other Compensation Column of the Summary Compensation Table.

        Similarly, departing U.S. employees are able to receive a cash payout of their remaining PTO accrual balance upon their termination of employment. Mr. Anderson received such a payout after his retirement in December 2008. Mr. Cornett received a payout of his accrued U.S. PTO balance upon his transfer to Germany as his PTO eligibility will now be based on German PTO provisions. These cash payments have been included in the Other Compensation Column of the Summary Compensation Table.

        Due to a high frequency of international travel, we allow spouses to accompany executives on up to two international trips per year. The Company pays coach class airfare for any such spousal trips. The executive is responsible for any income taxes resulting from such Company-paid spousal trips.

Other Potential Post-Employment Compensation

        The Company has Employment Agreements in place with its executive officers, including all of the Named Executive Officers that provide the potential for post-employment compensation in certain instances (i.e., triggers). The triggers that would provide for post-employment compensation are as follows:

  •
  Termination Due to Death or Disability

  •
  Termination By The Company Without Cause

  •
  Termination By The Executive With Good Reason

  •
  Change in Control of the Company and Termination by the Company Without Cause or by the Executive With Good Reason Within Two Years following the Change in Control

        Based on observed market practices, the triggers identified above, which can lead to post-employment compensation, are comparable to those found in the marketplace for CEOs and other senior executives.

        The material terms of the Employment Agreements, including the provisions relating to potential post-employment compensation, are discussed in detail in the Potential Payments Upon Termination or Change in Control section beginning on page II-37.

Dave Anderson Retirement and Post-Employment Compensation

        In October 2008, Mr. Anderson announced his intention to retire from the Company, effective December 31, 2008. The Company and Mr. Anderson agreed that his retirement would be treated under the Termination Without Cause / Termination With Good Reason provisions of his employment agreement and his 2007 and 2008 Long-Term Incentive Award agreements. This treatment was in recognition of Mr. Anderson's support during the time leading up to the appointment of a successor and during the leadership transition.

        As a result of this treatment and pursuant to his employment and long-term incentive award agreements, Mr. Anderson was paid or provided the following amounts upon his retirement:

  •
  $79,694—Accrued Paid Time Off at Termination Date

  •
  $227,719—2007 Long-Term Incentive Award Target Payout In Cash

  •
  $247,934—2008 Long-Term Incentive Award Target Payout in Shares

  •
  $1,852,500—Separation Payment = 1 1/2 Times Base Salary & Annual Incentive Target

  •
  Medical Plan Continuation At No Additional Cost For 12 Months

  •
  Financial Planning Services—Up To $20,000 Value

        The accrued, paid time off and the separation payment listed above were paid to Mr. Anderson in 2009 and are included in the All Other Compensation column of the Summary Compensation Table on page II-26, as they were vested upon his December 31, 2008 retirement date.

        Upon his retirement Mr. Anderson also became entitled to receive his previously vested, non-qualified retirement benefit under the Company's Supplemental Retirement Benefit Plan. The total benefit, projected to be approximately $1.8 million, will be paid in a lump sum payment in January 2010. The lump sum benefit payable to Mr. Anderson for his non-qualified retirement benefit is computed using the same age and interest rate discount factors that apply to the Company's qualified retirement plan.

New CEO Hiring & Compensation Elements

        In October 2008, the Company announced its intention to hire Sven Ruder as its President and CEO, effective on January 1, 2009. Mr. Ruder has made his primary office at the Company's Neumünster,

Germany facility. The Committee reviewed and approved Mr. Ruder's compensation package, including the following primary elements:

  •
  450,000 Euro Base Salary

  •
  60% Annual Incentive Plan Target

  •
  125% Long-Term Incentive Plan Target

2009 Actions In Response To Economic & Market Downturn

        The general economic climate entering 2009 is having a significant impact on the Company and our markets. In response to the economic and market climate, Mr. Ruder proposed the following actions, which were approved by the Committee in a February 2009 teleconference meeting:

  •
  15% base salary reduction for the CEO, effective March 1, 2009

  •
  10% base salary reduction for the Executive Officers and Vice Presidents, effective March 1, 2009

  •
  Suspension of the Annual Incentive Award program for 2009

  •
  Suspension of the Long-Term Incentive Award program for 2009

        While these actions will temporarily diminish our ability to fulfill some of the executive compensation objectives stated earlier, we believe they are an appropriate and necessary response to the current climate.

Stock Ownership Guidelines

        The Company has no formal stock ownership guidelines due, in part, to the closely-held nature of the Company. The Committee strongly encourages share ownership among the senior executives and monitors such share ownership on an annual basis.

Financial Accounting and Tax Impacts of Executive Compensation Program

        Internal Revenue Code ("IRC") Section 162(m) limits U.S. and state tax deductions for compensation in excess of $1,000,000 paid to the CEO and to the other Named Executive Officers during any taxable year.

        The Company's Omnibus Incentive Plan has been designed to meet the qualifying criteria for the performance-based compensation exception to IRC Section 162(m). Incentive awards granted under the Omnibus Incentive Plan are designed to be fully deductible for U.S. and state tax purposes.

        The cash-based elements of our executive compensation program, including Base Salary and Annual Incentive Awards, are treated as a financial statement expense in the year incurred. The Long-Term Incentive Awards are accounted for pursuant to the Rules of Financial Accounting Standard 123R with financial statement expense recognized over the three-year performance period.

Compensation Committee Interlocks and Insider Participation

        The Committee's members during 2008 were Johannes F. Kirchhoff, F. Joseph Loughrey, and Steven H. Wood, none of whom is or has ever been an officer or employee of the Company. Johannes F. Kirchhoff and members of his family are owners of FAUN Umwelttechnik GmbH & Co. KG, which purchased products from the Company in 2008 for an aggregate purchase price of approximately $1.0 million.

Compensation Committee Report

        The information contained in the following report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) with management and, based on the review and discussion, has recommended to the Board that the CD&A be included in the Company's Proxy Statement and be incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission.

                      COMPENSATION COMMITTEE:

                      Johannes F. Kirchhoff, Chairman
                      F. Joseph Loughrey
                      Steven H. Wood

March 18, 2009

 SUMMARY COMPENSATION TABLE

Name and Principal Position(a)	Year (b)	Salary ($) (c)	Stock Awards (2) ($) (e)	Non-Equity Incentive Plan Compensation (3) ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4) ($) (h)	All Other Compensation (5) ($) (i)	Total ($) (j)
David J. Anderson	2008	647,731	287,544	0	742,199	1,995,629	3,673,103
President & Chief	2007	608,279	459,386	0	279,002	64,313	1,410,980
Executive Officer	2006	570,625	832,922	386,525	196,410	96,667	2,083,149
Karl J. Schmidt	2008	327,032	(181,965)	0	5,697	53,611	204,375
Executive Vice President &	2007	313,038	303,763	0	5,528	45,832	668,161
Chief Financial Officer	2006	296,850	410,497	201,100	5,058	81,583	995,088
Hans J. Cornett(1)	2008	349,939	(172,868)	0	5,298	98,466	280,835
Executive Vice President &	2007	301,942	283,714	0	5,623	36,275	627,554
Chief Marketing Officer	2006	277,387	372,294	187,672	5,158	64,496	907,007
Thomas K. Kittel(1)	2008	409,780	(195,159)	0	36,390	99,343	350,354
Executive Vice President &	2007	341,979	177,531	0	0	49,760	569,270
President Propel Division	2006	281,360	249,614	136,098	39,696	39,575	746,343
Wolfgang Schramm	2008	311,908	28,964	0	4,637	73,599	419,108
Executive Vice President &	2007	214,615	216,565	0	1,154	50,670	483,004
President Controls Division

Footnotes To Summary Compensation Table

(1)
Certain compensation items earned by Mr. Kittel and Mr. Cornett were valued in Euros and were converted to U.S. dollars for this table and all other tables using a weighted average annual exchange rate (USD/Euro) of 1.4635, 1.3673 and 1.2543 for 2008, 2007 and 2006, respectively.

(2)
These amounts represent the financial statement expense under FAS 123R of the Performance Units held by each Named Executive Officer. Further information concerning the Company's accounting for Performance Units under FAS 123R can be found in footnote number 13 to its consolidated financial statements filed as part of its Form 10-K for the year ended December 31, 2008.

(3)
Amounts shown for 2006 were earned based upon performance against specific performance criteria under the Annual Incentive Plan in 2006. No payouts were earned in 2007 or 2008 under the Annual Incentive Plan as the Company did not meet the threshold level of performance needed to earn a minimum payout.

(4)
These amounts represent the aggregate increase in the actuarial present value of all defined benefits and actuarial plans, including supplemental plans, accrued during the year plus above-market earnings on nonqualified deferred compensation, using 120% of the applicable federal long-term rate as the basis for market earnings. The amounts are detailed as follows:

Name	Year	Change In Value Of German Pension Plan ($)	Change In Value Of US Qualified Retirement Plan ($)	Change In Value Of US Non-Qualified Retirement Plan ($)	Above Market Earnings On Non-Qualified Deferred Compensation ($)	Total ($)
David J. Anderson	2008	0	154,371	576,556	11,272	742,199
	2007	0	74,763	191,923	12,316	279,002
	2006	0	67,185	118,426	10,799	196,410
Karl J. Schmidt	2008	0	5,411	0	286	5,697
	2007	0	5,504	0	24	5,528
	2006	0	5,058	0	0	5,058
Hans J. Cornett	2008	0	5,298	0	0	5,298
	2007	0	5,623	0	0	5,623
	2006	0	5,158	0	0	5,158
Thomas K. Kittel	2008	36,390	0	0	0	36,390
	2007	0	0	0	0	0
	2006	39,696	0	0	0	39,696
Wolfgang Schramm	2008	0	4,637	0	0	4,637
	2007	0	1,154	0	0	1,154

The 2008 increase in the value of Mr. Anderson's Non-Qualified Retirement Plan benefit stems from the vesting in this benefit upon his retirement on December 31, 2008. Upon vesting, certain actuarial reduction factors were no longer applicable.
The actuarial present value of Mr. Kittel's German pension plan benefit declined by $27,511 in 2007, due to a 1% increase in the discount rate used to determine the present value. In accordance with SEC disclosure rules, the Company is not reporting this decrease in the Summary Compensation Table.

(5)
The All Other Compensation amounts represent the following amounts and are explained in greater detail in the Additional Cash Compensation and Perquisites section of the CD&A:

Name	Year	Dividend Equivalents Paid On Outstanding Performance Units ($)	Relocation Stipend or Relocation Costs ($)	Auto Allowance ($)	Company Car ($)	PTO Sellback PTO Payout	Post- Employment Compensation ($)	Company Contributions To 401(k) Plan and to Supplemental Retirement Plans ($)	Other Perquisites ($)	Total ($)
David J. Anderson	2008	45,668	0	12,720	0	79,694	1,852,500	0	5,047	1,995,629
	2007	45,668	5,625	12,720	0	0	0	0	300	64,313
	2006	68,748	13,500	12,720	0	0	0	0	1,699	96,667
Karl J. Schmidt	2008	0	12,613	12,720	0	6,288	0	14,854	7,136	53,611
	2007	0	18,920	12,720	0	0	0	14,192	0	45,832
	2006	36,547	18,920	12,720	0	0	0	13,396	0	81,583
Hans J. Cornett	2008	0	34,864	9,540	10,267	24,195	0	14,870	4,730	98,466
	2007	0	0	12,720	0	9,385	0	13,523	647	36,275
	2006	33,091	4,800	12,720	0	0	0	12,208	1,677	64,496
Thomas K. Kittel	2008	32,374	0	0	28,400	0	0	32,692	5,877	99,343
	2007	17,896	0	0	22,667	0	0	6,814	2,383	49,760
	2006	20,851	0	0	16,632	0	0	0	2,092	39,575
Wolfgang Schramm	2008	0	45,805	12,750	0	0	0	13,954	1,090	73,599
	2007	0	32,349	9,563	0	0	0	2,308	6,450	50,670

  For 2006, the dividend equivalents on all outstanding Performance Units were expensed by the Company as paid and are therefore reflected in the dividend equivalents column above. Beginning in 2007 for Performance Units to be paid in shares, the value of future dividend equivalents is included in the grant date fair market value for FAS 123R reporting and is, therefore, reflected in the Stock Awards column of the Summary Compensation Table. Continuing in 2007 and 2008 for Performance Units to be paid out in cash to Messrs. Anderson and Kittel, the dividend equivalents are expensed as paid and reflected in the dividend equivalents column above.

  The values of Mr. Kittel's and Mr. Cornett's company cars are based on the annual operating costs to the Company. Other perquisites include spousal travel, airline club fees and insurance premiums.

 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards
								Grant Date Fair Value of Stock and Option Awards(1)(l)
Name(a)	Grant Date(1)(b)	Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)
David J. Anderson(3)	March 12, 2008				14,454	31,421	49,017	593,543
David J. Anderson	March 12, 2008	144,433	577,731	1,155,462
Karl J. Schmidt	March 12, 2008				7,403	16,094	25,107	304,016
Karl J. Schmidt	March 12, 2008	48,635	194,538	389,076
Hans J. Cornett	March 12, 2008				7,168	15,583	24,309	294,363
Hans J. Cornett	March 12, 2008	53,453	213,812	427,624
Thomas K. Kittel	March 12, 2008				9,250	20,108	31,368	379,840
Thomas K. Kittel	March 12, 2008	61,467	245,868	491,736
Wolfgang Schramm	March 12, 2008				7,050	15,327	23,910	289,527
Wolfgang Schramm	March 12, 2008	46,385	185,538	371,076

Footnotes to Grants of Plan-Based Awards Table

(1)
The award grants presented in the above table were made under the Company's Omnibus Incentive Plan. The Compensation Committee awarded these grants at its regularly scheduled meeting on March 12, 2008. The grant date fair value of the stock awards equals the target number of Performance Units or Restricted Shares multiplied by the Company's closing share price of $18.89 on March 12, 2008.

(2)
As reflected in the Summary Compensation Table, no payout was earned in 2008 from the Non-Equity Incentive Plan Awards as the Company did not meet the threshold level of performance under the 2008 Annual Incentive Plan.

(3)
Mr. Anderson became vested in the target number of Performance Units upon his retirement on December 31, 2008. Based on a December 31, 2008 share price of $8.75, the 31,421 Performance Units had a payout value of $274,934.

 SUMMARY COMPENSATION AND GRANTS OF PLAN-BASED AWARDS NARRATIVE

        Each of the Named Executive Officers has an Employment Agreement with Sauer-Danfoss Inc. which details, among other things, the components of such officer's compensation. The Employment Agreements that were in effect for most of 2008 for the Named Executive Officers, other than Mr. Schramm, were entered into in December 2002 and were to continue in effect until termination of employment. Mr. Schramm's Employment Agreement was entered into on April 16, 2007 and contains a two-year term, automatically renewable for successive one-year terms in the absence of written notice by either party. The Employment Agreements for Messrs. Schmidt and Schramm were replaced, effective December 31, 2008 with agreements containing substantially similar terms and written to comply with IRC Section 409A. Mr. Cornett's Employment Agreement was replaced, effective September 1, 2008, and Mr. Kittel's Employment Agreement was replaced, effective January 1, 2009, with agreements containing substantially similar terms and written to comply with German employment law, due to the location of their primary offices in the Company's Neumünster, Germany facility.

        Rights of the officers to certain post-employment compensation under the terms of the Employment Agreements are discussed in the Potential Payments upon Termination or Change in Control section beginning on page II-37.

        The officer Employment Agreements provide for base salary levels, which increase under the Company's annual salary review process, as described in the CD&A. Once increased, the Employment Agreements provide that an officer's base salary cannot be decreased without the officer's consent, unless as part of a blanket decrease to the base salaries of all officers. As noted in the CD&A, a blanket decrease was made to the base salaries of all officers, effective March 1, 2009.

Stock Awards

        The Named Executive Officers have outstanding Performance Unit grants under the Company's Omnibus Incentive Plan. The target numbers of Performance Units and Restricted Shares outstanding are detailed later in the Outstanding Equity Awards At Fiscal Year-End Table.

        The performance unit award agreements call for the payout of Performance Units based on average Return on Net Asset (RONA) performance over a three-year performance period. The Performance Unit awards generally allow for a percentage payout of the target number of Units, depending upon RONA performance. Below established RONA thresholds, there is no payout under the Performance Unit awards. Beginning in 2007, a sales growth modifier was added to the performance measurements for purposes of determining earned Performance Unit payouts.

        The Performance Unit award agreements include forfeiture upon termination of service from the Company prior to payment, except terminations due to Retirement, Disability or Death, in which case pro-rated payouts will be made, based on final RONA performance. The Compensation Committee can make exceptions to the automatic forfeiture provisions, in its sole discretion.

        As noted in the CD&A, Mr. Anderson became vested in the target number of Performance Units from his 2007 and 2008 Performance Units upon his retirement on December 31, 2008. Mr. Anderson's vested 2007 Performance Units are payable in cash, based on the December 31, 2008 share closing price. Mr. Anderson's vested 2008 Performance Units are payable in shares of the Company.

        The performance unit award agreements also call for a payout, at target levels, of Performance Units in the event of a Change in Control of the Company, as defined in the agreements.

        By decision of the Compensation Committee, earned Performance Units are payable in shares of Company stock, with a number of shares withheld to cover the Company's minimum statutory tax withholding requirements. Earned Performance Units under the 2006, 2007 and 2008 award agreements for Mr. Kittel are payable in cash, based on the Company's closing share price on December 31, 2008, December 31, 2009 and December 31, 2010, respectively.

        The performance unit awards allow for the payment of dividend equivalents, as declared by the Company's Board of Directors. The practice of the Board has been to authorize the payment of dividend equivalents, based on the number of target Performance Units held, at the same time and at the same rate as dividends declared on the Company's common stock.

Non-Equity Incentive Compensation

        The Non-Equity Incentive Compensation represents amounts granted to and earned by the Named Executive Officers under the Company's Annual Incentive Award program. The Annual Incentive Award program is performance-based and is tied to the Company's performance against pre-determined targets for Earnings Before Interest & Taxes (EBIT) margins.

        Annual Incentive Award payouts are based on a range of 25% to 200% of pre-established payout targets depending upon EBIT margin performance. Below certain minimum threshold EBIT margin levels, there is no payout under the Annual Incentive Award program.

        In 2008, base salary made up roughly 18% and 74% of the Total Compensation for Messrs. Anderson, and Schramm, respectively. Due to the negative amounts associated with outstanding equity awards, base salaries exceeded Total Compensation in 2008 for Messrs. Schmidt, Cornett and Kittel.

 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Stock Awards
Name (a)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
David J. Anderson(1)	14,026	$122,728
David J. Anderson(2)	26,025	$227,719
David J. Anderson(3)	31,421	$274,934

Karl J. Schmidt(1)	7,286	$63,753
Karl J. Schmidt(2)			6,219	$54,416
Karl J. Schmidt(3)			7,403	$64,776

Hans J. Cornett(1)	6,922	$60,568
Hans J. Cornett(2)			5,908	$51,695
Hans J. Cornett(3)			7,168	$62,720

Thomas K. Kittel(1)	4,059	$35,516
Thomas K. Kittel(2)			6,455	$56,481
Thomas K. Kittel(3)			9,250	$80,938

Wolfgang Schramm(2)			6,038	$52,833
Wolfgang Schramm(3)			7,050	$61,688
Wolfgang Schramm(4)			5,000	$43,750

Footnotes To Outstanding Equity Awards At Fiscal Year-End Table

(1)
2006 Performance Unit Awards granted on June 1, 2006, with a Performance Period from January 1, 2006 through December 31, 2008. Based upon achieved RONA performance and subject to Compensation Committee approval, the Named Executive Officers have earned a payout under these awards equal to 37.5% of target. These earned Performance Units fully vested on the payout date of March 25, 2009. The value reflected above is based on the closing share price of $8.75 as of December 31, 2008; actual value for Messrs. Schmidt and Cornett will be based on the closing share price as of March 24, 2009.

(2)
2007 Performance Unit Awards granted on March 20, 2007 (April 16, 2007 for Mr. Schramm), with a Performance Period from January 1, 2007 through December 31, 2009. These amounts represent the threshold number of units for each Named Executive Officer and the value of those units based on a per share value of $8.75 as of December 31, 2008. Actual earned Performance Units will fully vest on the payout date in February 2010. Mr. Anderson's units reflect the target number of units that vested upon his retirement on December 31, 2008 and that were paid in cash on January 9, 2009.

(3)
2008 Performance Unit Awards granted on March 12, 2008, with a Performance Period from January 1, 2008 through December 31, 2010. These amounts represent the threshold number of units for each Named Executive Officer and the value of those units based on a per share value of $8.75 as of December 31, 2008. Actual earned Performance Units will fully vest on the payout date in February 2011. Mr. Anderson's units reflect the target number of units that vested upon his retirement date on December 31, 2008 and that were paid in shares, issued on January 2, 2009.

(4)
Restricted Shares granted on April 16, 2007 to Mr. Schramm. These Restricted Shares vested on April 16, 2009, the two-year anniversary of his hire date. The value of the Restricted Shares reflected above is based on the closing share price of $8.75 as of December 31, 2008.

 OPTION EXERCISES AND STOCK VESTED TABLE

	Stock Awards
Name of Executive Officer(a)	Number of Shares Acquired on Vesting (#)(d)	Value Realized on Vesting ($)(e)
David J. Anderson(1)	20,241	$430,324
Karl J. Schmidt(1)	10,577	$224,867
Hans J. Cornett(1)	9,368	$199,164
Thomas K. Kittel(1)	6,401	$136,085
Wolfgang Schramm(2)	5,000	$116,100

Footnotes To Option Exercises and Stock Vested Table

(1)
Amounts and values represent earned Performance Units under the 2005 Performance Unit Awards granted on February 22, 2005, with a Performance Period from January 1, 2005 through December 31, 2007. Based upon achieved RONA performance, the Named Executive Officers listed above earned a payout under these awards equal to 57.5% of target. These earned Performance Units fully vested on the payout date of February 29, 2008. The value reflected is based on the per share value of $21.26 on the payout date.

(2)
Amounts and values reflected represent vesting of restricted shares granted to Mr. Schramm on April 16, 2007. These restricted shares vested on April 16, 2008, the one-year anniversary of his hire date. The value reflected is based on the per share value of $23.22 on the vesting date.

PENSION BENEFITS TABLE

Name(a)	Plan name(b)	Number of years of credited service (#)(c)	Present Value of Accumulated Benefit ($)(d)
David J. Anderson	Sauer-Danfoss Employee's Retirement Plan	24.4	780,177
	Sauer-Danfoss Supplemental Retirement Plan	24.4	1,666,259
Karl J. Schmidt	Sauer-Danfoss Employee's Retirement Plan	7.0	30,990
Hans J. Cornett	Sauer-Danfoss Employee's Retirement Plan	7.2	33,582
Thomas K. Kittel	German Company Pension Scheme	20.9	297,139
Wolfgang Schramm	Sauer-Danfoss Employee's Retirement Plan	1.7	5,790

PENSION BENEFITS NARRATIVE

Sauer-Danfoss Employees' Retirement Plan

        The Pension Benefits table above details the present value of the accumulated retirement benefits accrued by Messrs. Anderson, Schmidt, Cornett and Schramm under the Sauer-Danfoss Employees' Retirement Plan (the "U.S. Retirement Plan"). The amounts shown represent the retirement annuities that each of them would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2008 and discounted to a December 31, 2008 present value using a discount rate of 6.25%.

        The U.S. Retirement Plan is a defined benefit pension plan intended to be qualified under Section 401(a) of the Internal Revenue Code. Under the U.S. Retirement Plan, participants accrue retirement benefits over time using either a final average pay formula or a cash balance formula. The final average pay formula is available only to participants who were hired prior to October 2, 2000 and who did not make a one-time election to switch to the cash balance formula. All other participants accrue benefits under the cash balance formula.

        Under the final average pay formula, a participant's retirement benefit at normal retirement date, age 65, will be based on (i) the average of the participant's highest consecutive five-year annual earnings,

(ii) the number of years of participation in the plan and (iii) a reduction/offset for Social Security benefits. Under the terms of the plan, the average annual earnings will be multiplied by 2% for each year of participation, up to a maximum of 30 years or 60%, to determine the annual pension amount. The annual pension amount is converted to a monthly annuity. Depending upon hire date, participants may choose from a variety of payment options, including ordinary life annuities, joint and survivor annuities and ordinary life annuities with guaranteed term certain provisions. The portion of a final average pay benefit accrued prior to December 31, 1990 can, at the election of the participant, be paid out in a lump sum.

        Under the cash balance formula, participants are provided an annual credit, equal to 2% of eligible pay, to their cash balance accounts. The cumulative account balances earn annual interest credits, tied to the one-year treasury bill rate. At the normal retirement date, age 65, the accumulated cash balance is converted into a monthly annuity for payment and is paid out as either a single-life annuity or as a joint and survivor annuity.

        For both the final average pay formula and the cash balance formula, eligible pay is generally limited to a participant's base salary.

        Mr. Anderson participates in the U.S. Retirement Plan under the final average pay formula. Messrs. Schmidt, Cornett and Schramm participate in the U.S. Retirement Plan under the cash balance formula. On September 1, 2008, Mr. Cornett transferred to the Company's location in Germany and as such, is no longer accruing additional benefits under the U.S. Retirement Plan. As a German employee, Mr. Kittel does not participate in the U.S. Retirement Plan.

        Under the U.S. Retirement Plan, reduced early retirement benefits may be taken beginning at age 55. Messrs. Anderson (age 61), Schmidt (age 55) and Cornett (age 58) are currently eligible for early retirement under the above-named plan. Upon early retirement, the normal age 65 retirement benefit is reduced by 0.5% for each month by which the participant is less than age 65 when early retirement benefit payments commence.

        Mr. Schramm has not yet served the requisite five years to be vested in his benefits under the U.S. Retirement Plan.

Sauer-Danfoss Supplemental Retirement Plan

        The Internal Revenue Code generally limits to $185,000, indexed for inflation, the amount of any annual benefit that may be paid from the U.S. Retirement Plan. Moreover, the U.S. Retirement Plan may consider no more than $230,000, as indexed for inflation, of a participant's annual compensation in determining that participant's retirement benefit.

        In recognition of these two limitations, the Company has adopted a Supplemental Retirement Benefit Plan (the "U.S. Supplemental Plan"). The U.S. Supplemental Plan is designed to provide supplemental retirement benefits to the extent that a participant's benefits under the U.S. Retirement Plan are limited by either the $185,000 annual benefit limitation or the $230,000 annual compensation limitation. Under the U.S. Supplemental Plan, however, the actual payment of supplemental benefits is entirely at the discretion of the Company.

        The Pension Benefits table above details the present value of the accumulated retirement benefit accrued by Mr. Anderson under the U.S. Supplemental Plan. The amount shown represents the supplemental retirement annuity that Mr. Anderson would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2008 and discounted to a December 31, 2008 present value using a discount rate of 6.25%. No other Named Executive Officer is entitled to benefits under the U.S. Supplemental Plan.

        Under the terms of the U.S. Supplemental Plan, Mr. Anderson's supplemental retirement benefit is payable in a lump sum on the first payroll date following the twelve-month anniversary of his termination of employment date. As Mr. Anderson retired on December 31, 2008, the supplemental retirement benefit will be payable in January 2010. The lump sum supplemental retirement benefit payable to Mr. Anderson is projected to be approximately $1.8 million.

        Messrs. Schmidt, Cornett, and Schramm are covered by a separate, nonqualified deferred compensation plan which provides additional benefits for cash balance account participants in the U.S. Retirement Plan whose retirement benefits are limited by the Internal Revenue Code limitations on qualified plans. This separate plan is discussed in the Nonqualified Deferred Compensation narrative which follows below.

German Company Pension Scheme

        The Pension Benefits Table above details the present value of the accumulated retirement benefit accrued by Mr. Kittel under the German Company Defined Benefit Pension Scheme. The amount shown represents the retirement annuity that Mr. Kittel would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2008, discounted to a December 31, 2008 present value using a discount rate of 5.75%.

        The German Company Defined Benefit Pension Scheme is a pension plan covering a majority of the Company's German employees. The plan is similar in nature to a defined benefit plan in the United States, with the exception that the plan is unfunded. Under the plan, a monthly pension is paid to employees who retire after attaining the age of 65, calculated pursuant to a formula based on (i) a percentage of each employee's base monthly salary as of the end of October of each year and (ii) the participant's years of service. Mr. Kittel had completed 20.9 years of service in the plan as of December 31, 2008.

        The German Company Defined Benefit Pension Scheme was replaced by a defined contribution retirement plan for German employees, effective October 1, 2007. Mr. Kittel's defined benefit pension benefit was effectively frozen as of October 1, 2007 with no further benefit accruals for additional service. Messrs. Kittel and Cornett received contributions into the German defined contribution plan during 2008. These contributions are reflected in the All Other Compensation column of the Summary Compensation Table.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name(a)	Executive Contributions In Last FY ($)(b)	Registrant Contributions In Last FY ($)(c)	Aggregate Earnings In Last FY ($)(d)	Aggregate Withdrawals Or Distributions ($)(e)	Aggregate Balance At Last FYE ($)(f)
David J. Anderson(2)(3)(4)	0	0	(657,191)	266,110	1,162,003
Karl J. Schmidt(1)(2)(3)(4)	0	5,654	(420,147)	0	293,677
Hans J. Cornett	0	0	(2,788)	0	14,179
Thomas K. Kittel	0	0	0	0	0
Wolfgang Schramm(1)	0	4,754	0	0	4,754

Footnotes To Nonqualified Deferred Compensation Table

(1)
The amounts reflected as Registrant Contributions in the Last Fiscal Year for Messrs. Schmidt and Schramm relate to Company contributions to the Supplemental Executive Savings and Retirement Plan and are included under All Other Compensation in the Summary Compensation Table.

(2)
$11,272 and $286 of the amounts shown as Aggregate Earnings in the Last Fiscal Year for Messrs. Anderson and Schmidt, respectively, represent above-market earnings on nonqualified, deferred compensation and are included under Change in Pension Value and Nonqualified Deferred Compensation Earnings in the Summary Compensation Table. Above-market earnings are computed using 120% of the applicable federal long-term rate as the basis for market earnings.

(3)
($740,641), and ($435,259) of the amounts shown as Aggregate Earnings in the Last Fiscal Year for Messrs. Anderson and Schmidt, respectively, result from a decrease in the value of deferred Performance Units, attributable to the underlying decline in the Company's common stock value. The deferred Performance Units are payable in Company stock and, therefore, their value fluctuates with changes in the Company's stock value.

(4)
$377,790, and $233,651 of the amounts shown as Aggregate Balance at Last Fiscal Year-End for Messrs Anderson, and Schmidt, respectively, represents the value of their deferred Performance Units, using the Company's closing share price on December 31, 2008 of $8.75.

NONQUALIFIED DEFERRED COMPENSATION NARRATIVE

        The nonqualified deferred compensation amounts shown above reflect participants' balances in the following three nonqualified deferred compensation plans or arrangements:

  •
  Elective Deferred Compensation Plans for Cash Compensation

  •
  Elective Deferred Compensation Plans for Long-Term Incentive Compensation

  •
  Supplemental Executive Savings & Retirement Plan

        The elective deferred compensation plans provide a means for eligible executives to save a portion of their compensation, on a tax-deferred basis, for retirement and other purposes.

        The Supplemental Executive Savings and Retirement Plan operates to provide additional Company contributions to Messrs. Schmidt and Schramm, whose Company contributions into their qualified retirement plans are limited by IRS rules. These additional contributions allow the affected executives to receive, on a percentage of compensation basis, the same level of Company contributions towards retirement that all other U.S. employees enjoy. Mr. Cornett maintains a balance in the Supplemental Executive Savings and Retirement plan relating to Company contributions and earnings thereon stemming from the time of his U.S. employment.

        The key provisions of the three nonqualified, deferred compensation plans are reflected below.

Elective Deferred Compensation Plans for Cash Compensation

  •
  Plan available to selected U.S. employees

  •
  May elect deferral of all or a portion of Base Salary and Annual Incentive Award

  •
  Unfunded, unsecured liability of the Company

  •
  Deferred compensation earned after 2004 subject to a variable earnings credit tied to ten-year U.S. treasury yields plus a credit risk spread based on the Company's credit profile (2008 annualized return—6.3%)

  •
  Deferred compensation earned prior to 2005 subject to a variable earnings credit tied to ten-year U.S. treasury yields plus 3% (2008 annualized return—6.8%)

  •
  Payouts to be made in cash

  •
  Deferral elections and payout options comply with Internal Revenue Code Section 409A rules

Elective Deferred Compensation Plan for Long-Term Incentive Compensation

  •
  Plan available to selected U.S. employees

  •
  May elect deferral of all or a portion of payouts under Long-Term Incentive Plan

  •
  Unfunded, unsecured liability of the Company

  •
  Deferrals retain the form of Performance Units

  •
  Deferred Performance Units are paid out in cash or shares as originally determined by the Compensation Committee

  •
  Dividend equivalents earned on the deferred units are credited at the same rate as dividends on the Company's common shares and are deferred until Performance Unit payout

  •
  Deferred dividend equivalents credited with a variable earnings credit tied to ten-year U.S. treasury yields plus a credit risk spread based on the Company's credit profile (2008 annualized return—6.3%)

  •
  Deferred dividend equivalents and earnings thereon paid out in cash at end of deferral period

Supplemental Executive Savings and Retirement Plan

  •
  Non-elective plan available to any cash balance participants in the Company's qualified retirement plans whose retirement benefits are limited by IRS rules

  •
  Unfunded, unsecured liability of the Company

  •
  A portion of the deferred compensation balance earns interest credits based on one-year treasury bill rates similar to cash balance account earnings (2008 annualized return—3.17%)

  •
  A portion of the deferred compensation balance is self-directed by the participants and can generate earnings or loss based on actual performance from investment options in the Company's 401(k) plan. A participant's actual, annualized return or loss will depend on the hypothetical investment strategy that the participant employs. Messrs. Schmidt and Cornett realized losses of 37.4% and 25.7%, respectively, with respect to their hypothetical investment strategy in 2008.

  •
  Amounts payable in cash, generally on the six-month anniversary of employment termination

  •
  Alternative payout options for reasons such as death and disability comply with Internal Revenue Code Section 409A rules

 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        Each Named Executive Officer has entered into an Employment Agreement with Sauer-Danfoss which provides for the payment of certain amounts upon a termination of employment for various reasons. These amounts are in addition to the amounts shown above in the Pension Benefits Table and the Nonqualified Deferred Compensation Table.

        Upon termination of employment for any reason, a Named Executive Officer will receive base salary, vacation pay, and Annual Incentive Awards that have been earned, but not yet paid.

        The Named Executive Officer will receive additional payments if the termination from employment occurs in any of the following circumstances:

  •
  Following a Change in Control of the Company

  •
  Termination initiated by the Company without cause

  •
  Termination initiated by the Named Executive Officer with good reason

  •
  Death or disability

        The following table sets forth the estimated value of these potential post-employment payments assuming a triggering event had occurred on December 31, 2008, after the vesting of the 2008 Annual Incentive Award, and based on the closing share price on December 31, 2008 of $8.75 and using base salaries in effect on that date. The tabular disclosure is followed by a more detailed narrative concerning the various types of triggering events. The table reflects the actual value of Mr. Anderson's post-employment compensation payable in 2009.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

TABULAR DISCLOSURE—OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS

Named Executive Officer	Triggering Event For Termination	Base Salary Multiple (A)	Annual Incentive Multiple (B)	Medical Benefit Continuation (C)	Total Paid To NEO (A)+(B)+(C)	Excise Tax Protection	Total Cash Payments	Accelerated Vesting Of Performance Units(1)(2)
David J. Anderson	Without Cause/For Good Reason	975,000	877,500	0	1,852,500	N/A	1,852,500	502,653
Karl J. Schmidt	Death or Disability	327,000	0	12,192	339,192	N/A	339,192	N/A
	Without Cause/For Good Reason	490,500	294,300	12,192	796,992	N/A	796,992	N/A
	Change In Control	490,500	294,300	32,700	817,500	0	817,500	429,126
Hans J. Cornett	Death or Disability	409,776	0	0	409,776	N/A	409,776	N/A
	Without Cause/For Good Reason	614,664	368,798	0	983,462	N/A	983,462	N/A
	Change In Control	614,664	368,798	40,978	1,024,440	N/A	1,024,440	410,244
Thomas K. Kittel	Death or Disability	409,776	0	0	409,776	N/A	409,776	N/A
	Without Cause/For Good Reason	614,664	368,798	0	983,462	N/A	983,462	N/A
	Change In Control	614,664	368,798	40,978	1,024,440	N/A	1,024,440	393,435
Wolfgang Schramm	Death or Disability	0	0	12,192	12,192	N/A	12,192	N/A
	Without Cause/For Good Reason	468,000	280,800	12,192	760,992	N/A	760,992	N/A
	Change In Control	468,000	280,800	31,200	780,000	0	780,000	292,714

        The narrative descriptions which follow are generally based on the employment agreement provisions for Messrs. Anderson, Schmidt, and Schramm. Mr. Cornett's and Mr. Kittel's employment agreements were replaced by German employment law compliant agreements that contain longer notice periods (7 months vs. 30 days) than the other agreements. Due to the longer notice period, the cash payments stemming from certain terminations, as described below, are reduced from 1 1/2 times to 1 times base salary and target annual incentive for Messrs. Cornett and Kittel.

Payments Due To Death Or Disability

        In the event of a termination of employment due to Death or Disability, the Named Executive Officer or his estate or beneficiary, as the case may be, shall receive the following payments and/or continuing benefits:

  •
  A cash payment equal to 100% of base salary

  •
  A cash payment equal to the earned Annual Incentive for the year of termination, adjusted to reflect the number of months the Executive worked in the year prior to termination of employment

  •
  The continuation of Company-provided medical benefits for a twelve-month period at no additional cost

        The Employment Agreements define Disability to mean the inability of the Named Executive Officer to perform his principal duties because of physical or mental incapacity for 180 consecutive days in any twelve-month period.

        Mr. Schramm's Employment Agreement does not provide for the payment of the lump sum cash payment equal to 100% of base salary, in the event of termination of employment due to Death or Disability.

Payments Due To Termination By Company Without Cause & Termination By Employee With Good Reason

        In the event of a termination of employment initiated by the Company Without Cause or initiated by the Employee With Good Reason, the Named Executive Officer shall receive the following payments and/or continuing benefits:

  •
  A cash payment equal to 150% of base salary

  •
  A cash payment equal to 150% of the Annual Incentive Plan target award

  •
  A cash payment equal to the earned Annual Incentive for the year of termination, adjusted to reflect the number of months the Executive worked in the year prior to termination of employment

  •
  The continuation of Company-provided medical benefits for a twelve-month period at no additional cost

  •
  Executive level career outplacement services

        Under the Employment Agreements the circumstances under which the Company can terminate employment of a Named Executive Officer for Cause and thereby avoid the payment described in this section are limited to the following:

  •
  the willful failure of the Named Executive Officer to perform his material duties with the Company, which failure is not cured within 15 days of written notice from the Company

  •
  the engaging by the Named Executive Officer in willful conduct that is demonstrably injurious to the Company

  •
  the conviction of the Named Executive Officer of a felony offense

  •
  a failure by the Named Executive Officer to comply with any material provision of the Employment Agreement, which failure is not cured within 15 days of written notice from the Company

        Under the Employment Agreements, the following circumstances would allow the Named Executive Officer to terminate his employment under the With Good Reason clause and thereby qualify for the payments described in this section:

  •
  a material adverse alteration in the nature or status of the Named Executive Officer's position, duties, responsibilities or authority

  •
  a material reduction in the Named Executive Officer's Base Salary or level of employee benefits (other than across-the-board reductions applied similarly to all of the Company's senior executives)

  •
  failure to pay or provide any of the compensation set forth in this Agreement, which failure is not cured within 15 days after receipt of written notice from the Named Executive Officer

  •
  the relocation of the Executive's principal place of employment by more than 50 miles

  •
  a failure by the Company to comply with any material provision of the Employment Agreement, which failure is not cured within 15 days of written notice from the Named Executive Officer

        The right to invoke a Termination With Good Reason action must be initiated within 60 days of the underlying event to be effective. Also, the right to initiate a Termination With Good Reason action can be waived by the Executive, in writing.

Payments Following A Change In Control

        In the event of a termination of employment within the first two years following a Change In Control of the Company that is either initiated by the Company Without Cause or initiated by the Employee With Good Reason, the Named Executive Officer shall receive the following payments and/or continuing benefits:

  •
  A cash payment equal to 150% of base salary

  •
  A cash payment equal to 150% of the Annual Incentive Plan target award

  •
  A cash payment equal to the earned Annual Incentive for the year of termination, adjusted to reflect the number of months the Executive worked in the year prior to termination of employment

  •
  A cash payment equal to 10% of base salary, in lieu of continuing medical benefits

  •
  An excise tax gross-up payment in the event that the Change in Control payments result in an "excess parachute payment" under Internal Revenue Code Section 280G

        A Change In Control is generally defined as an acquisition by an unrelated third party of a 30% or greater interest in the ownership of the Company. The 2008 transaction whereby Danfoss A/S acquired a majority stake in Sauer-Danfoss Inc. did not constitute a Change in Control for purposes of the Employment Agreements of the Named Executive Officers.

        The excise tax gross-up payment is intended to make the Named Executive Officer whole in the event that any excise tax is owed under Internal Revenue Code Section 280G. The excise tax gross-up payment will cover not only the excise tax itself, but will be grossed-up to cover additional income and excise taxes owed as a result of the gross-up payment.

        Mr. Schramm's Employment Agreement does not provide for the payment of the excise tax gross-up payment. Mr. Schramm's Employment Agreement does allow for a reduction of payouts to the minimum amount needed to avoid any excise tax under Internal Revenue Code Section 280G, if this is deemed to be more advantageous to Mr. Schramm.

        In the event of a Change In Control, Performance Units under the Company's Long-Term Incentive Plan are subject to accelerated vesting. The Performance Units vest at their target level and are payable immediately upon vesting.

Key Employment Agreement Provisions

        In return for the agreement by the Company to make the other potential post-employment payments described above, the Named Executive Officers agree to certain conduct during the term of their employment and immediately thereafter. Specifically, the Named Executive Officers, by signing the Employment Agreements, agree to the following:

  •
  A Covenant Not To Compete with the Company for a period of up to 18 months following any termination of employment

  •
  Non-Disclosure of Company Confidential Information

  •
  Assignment of any and all Development rights on intellectual property conceived of or devised while employed

  •
  Non-Solicitation of Company personnel for a period of up to 18 months following any termination of employment

DIRECTOR COMPENSATION TABLE

Name(a)	Fees earned or paid in cash ($)(b)	Stock Awards(1) ($)(c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)(f)	All Other Compensation(3) ($)(g)	Total ($)(h)
Jørgen M. Clausen	96,750	37,033		3,240	137,023
Sven Murmann	64,250	37,033		3,240	104,523
Steven H. Wood	51,250	37,033	925	3,240	92,448
Johannes F. Kirchhoff	51,250	37,033		3,240	91,523
F. Joseph Loughrey	51,250	37,033		3,240	91,523
Ole Steen Andersen	16,000	53,945		1,620	71,565
Nicola Keim	16,000	53,945		1,620	71,565
Hans Kirk	16,000	53,945		1,620	71,565
Klaus H. Murmann	16,000	53,945		1,620	71,565
Niels Christiansen	21,250	7,445		540	29,235
Frederik Lotz	21,250	7,445		540	29,235
Sven Ruder	21,250	7,445		540	29,235
Bill Hoover	20,500	7,445		540	28,485
Kim Fausing	19,750	7,445		540	27,735

Footnotes To Director Compensation Table

(1)
These amounts represent the financial statement expense under FAS 123R on restricted shares held by each non-employee director. Further information concerning the Company's accounting for restricted stock under FAS 123R can be found in footnote number 13 to its consolidated financial statements filed as part of its Form 10-K for the year ended December 31, 2008. At December 31, 2008 Messrs. Clausen, Sven Murmann, Wood, Kirchhoff and Loughrey each held 4,500 shares of restricted stock. Messrs. Christiansen, Lotz, Ruder, Hoover, and Fausing each held 1,500 shares of restricted stock.

On April 27, 2005, 1,500 shares vested and became unrestricted for Messrs. Claussen, Sven Murmann, Wood, Kirchhoff, Loughrey, Andersen, Kirk, Klaus Murmann and Ms. Keim. On July 10, 2008, 3,000 shares vested and became unrestricted for Messrs. Andersen, Kirk, Klaus Murmann and Ms. Keim. The July 10, 2008 vesting represented an early vesting upon their termination from Board service and was approved by the full Board in recognition of their past service as board members.

(2)
Mr. Wood participates in the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Non-employee Directors. In 2008 he elected to defer 75% of the fees reflected under Fees Earned or Paid in Cash in this table. The amount reported under Change in Pension Value and Nonqualified Deferred Compensation Earnings reflects above-market earnings on his deferred director fees, using 120% of the applicable federal long-term rate as the basis for market earnings.

(3)
The non-employee directors have dividend rights with respect to the restricted shares prior to vesting. Amounts reflected in this column represent the value of dividends earned on restricted shares during 2008.

 DIRECTOR COMPENSATION NARRATIVE

        Non-employee directors earn cash-based director's fees according to the following schedule, effective July 1, 2008:

  •
  As Chairman, Mr. Clausen receives a retainer of $100,000 per year

  •
  As Vice Chairman, Mr. Sven Murmann receives a retainer of $75,000 per year

  •
  All other non-employee directors receive retainers of $35,000 per year

  •
  All non-employee directors receive $1,500 for each Board meeting attended

  •
  All non-employee directors receive $750 for participation in a telephonic meeting

  •
  Non-employee directors receive an annual retainer of $7,000 for service on the Compensation Committee and $7,000 for service on the Audit Committee. Messrs. Kirchhoff, Loughrey and Wood serve on both the Audit Committee and the Compensation Committee.

        Effective for the first quarter of 2009, the annual retainers for Messrs. Clausen and Sven Murmann have been reduced to $75,000 and $55,000, respectively.

        Non-employee directors receive an annual grant of restricted shares of Sauer-Danfoss Inc. common stock under the Company's Non-Employee Director Stock Option and Restricted Stock Plan. The terms of each restricted share grant can vary in accordance with the plan document. For the past several years the annual grants have consisted of 1,500 shares with a three-year vesting period. The restricted shares are forfeitable upon termination of service from the Board for any reason prior to the vesting date, unless otherwise determined by the Board, in its sole discretion. The restricted shares provide for voting and dividend rights during the period of restriction.

        U.S. non-employee directors can elect to defer a portion of their cash-based director's fees by participating in the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Non-Employee Directors. The terms of such deferral are similar to those made available to Sauer-Danfoss employees and have been described previously in the Nonqualified Deferred Compensation Narrative.

        Mr. Anderson served as an employee member of the Board through the 2008 annual shareholders meeting. As an employee board member, Mr. Anderson was not entitled to any compensation for such service. Subsequent to his retirement on December 31, 2008, Mr. Anderson will serve as Co-Vice Chairman of the Board in a non-voting capacity through the 2009 annual shareholders meeting. Mr. Anderson will receive compensation equivalent to a regular, non-employee director for this service,

        Mr. Ruder will continue on the board after his January 1, 2009 appointment as President and Chief Executive Officer. Effective January 1, 2009 Mr. Ruder's directors fees were discontinued as he has become an employee board member.

 ITEM 1—ELECTION OF DIRECTORS

        The Board of Directors of the Company (the "Board") has nominated ten directors for election. All directors are elected annually.

        If elected, each of the nominees will serve until the 2010 Annual Meeting and until a successor has been elected and qualified, or until such director's earlier death, resignation, or removal.

        Each share is entitled to one vote for each of ten directors. The persons named in the accompanying proxy will vote it for the election of the nominees named below as directors unless otherwise directed by the stockholder. Each nominee has consented to be named and to serve if elected. In the unanticipated event that a nominee becomes unavailable for election for any reason, the proxies will be voted for the other nominees and for any substitute.

Nominees to Serve for Directors

        Niels B. Christiansen, age 43, has been a director of the Company since July 10, 2008. Mr. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008. Prior to that, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S. From January 1, 2003 through September 30, 2004, Mr. Christiansen was an Executive Vice President at GN Store Nord A/S, a Danish developer of telecommunications networking and hand-held communications solutions. From January 1, 2000 through September 30, 2004, he was President and Chief Executive Officer of GN Netcom A/S, a Danish subsidiary of GN Store Nord A/S.

        Mr. Christiansen is a member of the Executive Committee of Danfoss A/S and serves on the Boards of Directors of Axcel A/S, a Danish private equity fund, TrygVesta A/S, a publicly traded Danish insurance company, B&O a/s, a publicly traded Danish manufacturer of audio and video products, and William Demant Holding A/S, a publicly traded Danish manufacturer of audio products.

        Jørgen M. Clausen, age 60, has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. On October 1, 2008, Mr. Clausen announced his retirement as President and Chief Executive Officer of Danfoss A/S. He serves as the Chairman of Danfoss A/S.

        Kim Fausing, age 44, has been a director of the Company since July 10, 2008. Mr. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008. In 2007, Mr. Fausing became a divisional president of Danfoss A/S, having previously worked at Hilti Corporation, a privately owned manufacturer of construction and engineering products, from 1990 through 2007. He served as Hilti's President and Managing Director from 1990 through 2003, and as a Division President and Member of its Executive Committee from 2003 through 2007.

        William E. Hoover, Jr., age 59, has been a director of the Company since July 10, 2008. Mr. Hoover worked for McKinsey & Co., a management consulting firm, for approximately 30 years until July 2007. Mr. Hoover serves on the Boards of Directors of Danfoss A/S, GN Great Nordic, a Danish manufacturer of hearing instruments that is listed on the Copenhagen Stock Exchange, and NorthStar Battery, a privately owned firm that makes batteries for mobile base stations. He is the Vice Chairman of the GN Great Nordic board.

        Johannes F. Kirchhoff, age 51, has been a director of the Company since April 17, 1997. Mr. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, for more than the past five years. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board.

        F. Joseph Loughrey, age 59, has been a director of the Company since June 23, 2000. After 35 years of service with Cummins Inc., Mr. Loughrey retired on April 1, 2009. He has been Vice Chairman of Cummins Inc. since August 1, 2008 and served as its President and Chief Operating Officer from May 2005 until August 2008. From October 1999 until May 2005, he was Executive Vice President of Cummins Inc. and President—Engine Business. From 1996 to 1999, Mr. Loughrey served as Executive Vice President of Cummins Engine Company and Group President—Industrial and Chief Technical Officer. He serves on the Boards of Directors of Hillenbrand, Inc., an Indiana corporation with shares listed on the NYSE; the Lumina Foundation, an Indianapolis-based private foundation that works to expand access to post secondary education in the United States; AB SKF, a Swedish corporation with shares quoted on the NASDAQ OMX Stockholm; and Cummins Inc., an Indiana corporation with shares listed on the NYSE. Mr. Loughrey is not standing for re-election at Cummins Inc.'s annual meeting on May 12, 2009. Mr. Loughrey is a member of the Audit Committee and the Compensation Committee of the Board.

        Frederik Lotz, age 40, has been a director of the Company since July 10, 2008. Mr. Lotz has been Executive Vice President and Chief Financial Officer of Danfoss A/S since May 1, 2007. He began to serve as an Executive Vice President of Danfoss A/S on February 1, 2007. He served as Chief Financial Officer of Ferrosan A/S, a Danish corporation in the consumer health care industry, from December 1, 2002 through December 31, 2006.

        Sven Murmann, age 41, has been a director of the Company since April 21, 1994, and Vice Chairman of the Company since May 5, 2004. Mr. Murmann is Managing Director of Sauer Holding GmbH, an investment company controlled by the Murmann family, a position he has held for more than the past five years, and is a member of the Board of Directors of Cartagena Group Inc., a real estate company held by Klaus H. Murmann. Mr. Murmann is also a member of the Board of Directors of ICF Solutions Inc., which is active in the property market and held by a subsidiary of Sauer Holding GmbH. He previously served from 2000 to 2002 as Manager of HAKO Holding GmbH & Co., a global manufacturer of indoor and outdoor cleaning equipment based in Germany. He is a member of the Board of Danfoss A/S. Mr. Murmann is the son of Klaus H. Murmann, Chairman Emeritus of the Company.

        Sven Ruder, age 52, has been a director of the Company since July 10, 2008. Mr. Ruder became the President and Chief Executive Officer of the Company on January 1, 2009. He served as the President of the Motion Controls division of Danfoss A/S from January 2001 through December 2008. Mr. Ruder serves on the Boards of Directors of Danfoss Turbocor Compressors BV, a privately held joint venture between Danfoss A/S and Turbocorp BV, and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV that is engaged in the manufacture of air conditioning and refrigeration compressors.

        Steven H. Wood, age 51, has been a director of the Company since January 1, 2003. Mr. Wood is currently the Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries. He was formerly Vice President and Corporate Controller for Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, from May 2004 until May 2006. From 2000 until 2003, he was the Executive Vice President and Chief Financial Officer of Maytag Corporation, and from 1996 to 2000 he was Vice President-Financial Reporting and Audit of Maytag. Mr. Wood held various other financial leadership positions within Maytag from 1989 to 1996. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board.

        The Board recommends that stockholders vote FOR the election of the nominees named above as directors.

        The following persons are not directors or nominees for director, but they will continue to attend Board meetings as valued advisors.

        David J. Anderson, age 61, served as a director of the Company from July 1, 2002 until July 10, 2008 and as President and Chief Executive Officer of the Company from July 1, 2002 until December 31, 2008. Mr. Anderson presently serves as the Co-Vice Chairman of the Board in a non-voting, advisory capacity. He served as Executive Vice President—Strategic Business Development of the Company from May 3, 2000, until July 1, 2002. He is the Chairman of the National Fluid Power Association and a member of the Executive Committee of the Association of Equipment Manufacturers' (AEM) Construction Equipment Group.

        Klaus H. Murmann, age 77, served as a director of the Company from April 18, 1990 until July 10, 2008. Mr. Murmann is currently Chairman Emeritus of the Company, a non-voting, advisory position. From 1987 to May 3, 2000, he served as Chairman and Chief Executive Officer of the Company and its predecessor. He retired as an active employee of the Company as of December 31, 2002. Mr. Murmann founded Sauer Getriebe, a predecessor to the Company, in 1967, and has been involved in the hydrostatics business for more than 40 years. He was Chairman of the Board of PSV AG, Cologne, a German national pension fund, for more than five years until he stepped down in July 2006. Klaus Murmann is the father of Sven Murmann, Vice Chairman and a director of the Company.

ITEM 2—RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Audit Committee of the Board has appointed KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for 2009, subject to ratification of the stockholders at the Annual Meeting. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions at the meeting. The affirmative vote of a majority of the shares present and entitled to vote on this item at the Annual Meeting is necessary for the approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009. In the event stockholders do not ratify the appointment of KPMG LLP, the appointment will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at anytime during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Fees to Independent Registered Public Accounting Firm for 2008 and 2007

        The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's Annual Financial Statements for the years ended December 31, 2008 and 2007 and fees billed for other services rendered by KPMG LLP during those periods:

	2008	2007
Audit Fees	$2,290,000	$2,376,000
Audit Related Fees(1)	42,000	35,000
Tax Fees(2)	296,000	224,000
All Other Fees	0	0

(1)
Consists principally of statutory accounting consultations.

(2)
Consists of international and U.S. tax planning and compliance services, and expatriate tax services.

Policy Regarding Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

        The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services that are not prohibited from being provided by the independent registered public accounting firm by the Sarbanes-Oxley Act of 2002 or rules issued thereunder ("Permitted Services"). Pre-approval is granted on an annual basis, generally at the first meeting of the Audit Committee held during each year, and any pre-approval shall be detailed as much as possible as to the particular service or category of services and shall generally be subject to a specific budget. The Committee may delegate pre-approval authority to one or more of its members with respect to Permitted Services when expedition of services is necessary, and has delegated such pre-approval authority to its Chairman. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee (generally at each regular quarterly meeting of the Audit Committee, but the Audit Committee may request a report at any time), regarding the extent of services provided by the independent registered public accounting firm in accordance with any pre-approval, and the fees for the services performed to date. All audit fees, audit related fees, tax fees and other fees paid in 2008 and 2007 were pre-approved by the Audit Committee.

        The Board recommends that stockholders vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009.

ADDITIONAL INFORMATION

Notice Requirements

        To permit the Company and its stockholders to deal with stockholder proposals in an informed and orderly manner, the Bylaws of the Company establish an advance notice procedure. No stockholder proposals, nominations for the election of directors or other business may be brought before an annual meeting unless written notice of such proposal or other business is received by the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010 not less than 120 calendar days in advance of the date that the Company's proxy statement was released to stockholders in connection with the previous year's Annual Meeting. For the Company's annual meeting in the year 2010, the Company must receive this notice on or before December 31, 2009 (i.e., 120 days before April 29, the day this year's proxy statement was released to stockholders). To comply with the Company's Bylaws and applicable rules and regulations of the Securities and Exchange Commission, the notice must contain certain specified information about the matters to be brought before the meeting and about the stockholder submitting the proposal. A copy of the applicable Bylaw provisions may be obtained, without charge, upon written request to the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010.

Discretionary Authority

        If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters to the same extent as the person delivering the proxy would be entitled to vote. If any other matter is properly brought before the Annual Meeting, proxies in the enclosed form returned to the Company prior to the Annual Meeting will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder. At the date this Proxy Statement went to print, the Company did not anticipate that any other matters would be properly brought before the Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

        Based solely upon a review of Forms 3, 4 and 5 furnished to the Company pursuant to Section 16(a) of the Securities Exchange Act of 1934 with respect to the fiscal year ended December 31, 2008, the Company believes that all of such reports required to be filed during such fiscal year by the Company's officers, directors and 10% beneficial owners were timely filed.

Form 10-K

        The Company will mail without charge, upon written request, a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission, including the financial statements, schedules, and list of exhibits. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary, at 2800 E. 13th Street, Ames, Iowa 50010.

By Order of the Board of Directors

Kenneth D. McCuskey Corporate Secretary
April 29, 2009

 SAUER-DANFOSS INC.

2008 ANNUAL REPORT

Business

        Sauer-Danfoss Inc. (the "Company") (NYSE: SHS) is a global leader in the development, manufacture and marketing of advanced systems for the distribution and control of power in mobile equipment. The Company designs, manufactures, and markets hydraulic, electronic, electric, mechanical components, software, and integrated systems that generate, transmit, and control power in mobile equipment for sale to manufacturers of highly engineered, off-road vehicles used for agriculture, construction, road building, turf care, material handling, and specialty vehicles. The Company engineers advanced components and systems to enable its customers to produce highly reliable, efficient and innovative mobile equipment vehicles.

        The composition of the Company's business among its three segments is 48.6% Propel, 26.9% Work Function, and 24.5% Controls. Propel segment products include hydrostatic transmissions, gear boxes, orbital motors, and integrated hydrostatic transaxles. Work Function segment products include steering units, gear pumps and motors, multi-pump assemblies, open circuit pumps, and gear boxes. Controls segment products include a complete line of valves, microcontrollers, solenoid-operated valves, joysticks, speed and positions sensors, grade and slope sensors, and electric drives. All of the segments' products are sold into each of the Company's markets either directly to original equipment manufacturers ("OEMs") or through distributors to OEMs and the aftermarket.

NYSE Price Range, Dividends by Quarter

		1st	2nd	3rd	4th	Full Year
2008	High	$25.41	$37.93	$35.10	$24.75	$37.93
	Low	$17.68	$22.23	$22.63	$5.52	$5.52
	Dividends	$0.18	$0.18	$0.18	$0.18	$0.72

2007	High	$41.40	$32.11	$31.95	$28.42	$41.40
	Low	$29.89	$25.66	$23.12	$21.96	$21.96
	Dividends	$0.18	$0.18	$0.18	$0.18	$0.72

Certifications

        The Company submitted to the New York Stock Exchange last year, on or about July 29, 2008, the unqualified Section 303A.12(a) Annual CEO Certification.

        The Company also filed as exhibits 31.1 and 31.2 to its Forms 10-K for the years ended December 31, 2008 and December 31, 2007, the certifications of the CEO and CFO required under Section 302 of the Sarbanes-Oxley Act of 2002.

III-1

 Performance Graph

        The following graph shows a comparison of the cumulative total returns from December 31, 2003 to December 31, 2008, for the Company, the Russell 2000 Index, and the Hemscott, Inc.—Diversified Machinery Index (the "Hemscott Group Index"). The graph assumes that $100 was invested on December 31, 2003 in the Company's common stock, the Russell 2000 Index, and the Hemscott Group Index, a peer-group index, and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG SAUER-DANFOSS INC.,
RUSSELL 2000 INDEX AND HEMSCOTT GROUP INDEX

ASSUMES $100 INVESTED ON 12/31/03
ASSUMES DIVIDEND REINVESTMENT
FISCAL YEAR ENDED 12/31/08

III-2

 Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement

        This Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as other portions of this annual report on Form 10-K, contain certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," and similar expressions may be intended to identify forward-looking statements.

        Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors. Readers should bear in mind that past experience may not be a good guide to anticipating actual future results. The economies in the U.S., Europe, and Asia-Pacific are suffering from the shockwaves of the worldwide credit crisis, continued weakness in the housing and residential construction markets, growing weakness in the commercial and public-sector construction markets, and uncertainty surrounding job creation, interest rates, and crude oil prices. At this point, it appears that the worldwide economic downturn will continue throughout 2009. Any downturn in the Company's business segments could adversely affect the Company's revenues and results of operations. Other factors affecting forward-looking statements include, but are not limited to, the following: specific economic conditions in the agriculture, construction, road building, turf care, material handling and specialty vehicle markets and the impact of such conditions on the Company's customers in such markets; the cyclical nature of some of the Company's businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company's products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company's significant customers; the Company's execution of internal performance plans; difficulties or delays in manufacturing; cost-reduction and productivity efforts; competing technologies and difficulties entering new markets, both domestic and foreign; changes in the Company's product mix; future levels of indebtedness and capital spending; the ability and willingness of Danfoss A/S, the Company's majority stockholder, to lend money to the Company at sufficient levels and on terms favorable enough to enable the Company to meet its capital needs; the Company's ability to access the capital markets or traditional credit sources to supplement or replace the Company's borrowings from Danfoss A/S if the need should arise; claims, including, without limitation, warranty claims, field retrofit claims, product liability claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company's ability to recover any price increases for materials in product pricing; the Company's ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment; any inadequacy of the Company's intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; the sub-prime credit market crisis, credit market disruptions, and significant changes in capital market liquidity and funding costs affecting the Company and its customers; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; the impact of new or changed tax and other legislation and regulations in jurisdictions in which the Company and its affiliates operate; actions by the U.S. Federal Reserve Board and the central banks of other nations; actions by other regulatory agencies, including those taken in response to the global credit crisis; actions by rating agencies; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability; natural catastrophes; U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

        The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

III-3

About the Company

        Sauer-Danfoss Inc. and subsidiaries (the Company) is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company's products are used by original equipment manufacturers (OEMs) of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty equipment. The Company designs, manufactures, and markets its products in the Americas, Europe, and the Asia-Pacific region, and markets its products throughout the rest of the world either directly or through distributors.

Executive Summary of 2008 Compared to 2007

        The nature of the Company's operations as a global producer and supplier in the fluid power industry means the Company is impacted by changes in local economies, including currency exchange rate fluctuations. In order to gain a better understanding of the Company's base results, a financial statement user needs to understand the impact of those currency exchange rate fluctuations. The following table summarizes the change in the Company's results from operations by separately identifying changes due to currency fluctuations and the underlying change in operations from 2007 to 2008. This analysis is more consistent with how the Company's management internally evaluates results.

	2007	Currency fluctuations	Underlying change	2008
	(in millions)
Net Sales	$1,972.5	$85.0	$33.0	$2,090.5
Gross Profit	427.7	21.9	(14.0)	435.6
% of Net Sales	21.7%			20.8%
Selling, general and administrative	233.8	10.4	14.3	258.5
Research and development	70.6	3.6	8.7	82.9
Impairment charges	—	—	58.2	58.2
Loss on sale of businesses and asset disposals	9.4	0.5	(0.3)	9.6

Total operating costs	313.8	14.5	80.9	409.2

Operating income	113.9	7.4	(94.9)	26.4
% of Net Sales	5.8%			1.3%
Net interest expense	(22.7)	(0.9)	(1.0)	(24.6)
Other income (expense), net	(3.6)	(2.3)	6.8	0.9

Income before taxes and minority interest	87.6	4.2	(89.1)	2.7
Minority interest	(21.6)	(0.5)	4.3	(17.8)

Income (loss) before taxes	66.0	3.7	(84.8)	(15.1)
% of Net Sales	3.3%			(0.7)%
Income tax expense	(18.8)	(0.8)	5.6	(14.0)

Net income (loss)	$47.2	$2.9	$(79.2)	$(29.1)

        Net sales for the year ended December 31, 2008 increased 2 percent compared to the year ended December 31, 2007, excluding the effects of currency. Sales increased 3 percent excluding the effects of currency and divestitures. Excluding the effects of currency and divestitures, sales increased 3 percent in the Americas and 23 percent in Asia Pacific, while sales remained nearly level in Europe. Sales in the Propel segment were up 4 percent, sales in the Work Function segment increased 2 percent and sales in the Controls segment increased 1 percent.

        Gross profit declined 3 percent during the year ended December 31, 2008, excluding the impact of currency. This decline is primarily driven by $11.2 million in severance costs related to recent actions taken in response to the slowing economy, and a $10.4 million increase in field recall costs, primarily related to

III-4

the Controls segment. During the year ended December 31, 2007, the Propel and Controls segments incurred $10.4 million of restructuring costs primarily to relocate production lines to other production facilities within the Company and remaining costs to close the LaSalle, Illinois plant.

        Selling, general and administrative costs increased 6 percent during 2008 when compared to the same period in 2007, excluding the effects of currency. This increase is primarily attributed to $4.9 million of severance costs, and a $7.8 million increase in sales and marketing costs, excluding the impacts of currency, due primarily to the addition of a new sales office in Russia, as well as increases in headcount earlier in 2008. Research and development costs increased 12 percent excluding the impacts of currency, primarily driven by increasing product development, particularly in the Controls and Propel segments.

        The Company reported impairment charges of $58.2 million, consisting of goodwill impairment charges of $22.9 million and property, plant, and equipment impairment charges of $35.3 million. The goodwill impairment related to the motors and steering reporting units within the Work Function segment and the electric drives reporting unit within the Controls segment. It was incurred as a result of lower profitability in the reporting units than the Company had previously expected, and lower future expectations in certain end markets. The property, plant and equipment impairment related to the Work Function segment and resulted from lower expectations related to the products produced within the asset group.

        During the year ended December 31, 2008 the Company signed an agreement to sell its alternating current (AC) electric motor business for the material handling market. In connection with this transaction, which is expected to close in 2009, the Company incurred charges of $8.4 million in 2008. During the year ended December 31, 2007 the Company incurred a loss of $6.6 million related to the sale of the direct current (DC) electric motor business located in Berching, Germany and a loss of $2.4 million on the sale of the assets and product lines which were manufactured in Swindon, England. These activities were part of the Company's plan to divest of product lines that do not fit the Company's long-term strategic direction.

        During the year ended December 31, 2008, the Propel segment recorded a gain of $1.4 million related to the sale of the LaSalle, Illinois plant and the Controls segment incurred $0.4 million of equipment write-off costs related to the closure of the facility in Hillsboro, Oregon.

Operating Results—2008 Compared to 2007

Sales Growth by Market

        The following table summarizes the Company's sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of currency fluctuations.

	Americas	Asia-Pacific	Europe	Total
Agriculture/Turf Care	4%	3%	22%	10%
Construction/Road Building	(5)	12	(11)	(5)
Material Handling/Specialty	(13)	77	(8)	(5)
Distribution	9	14	0	7

Agriculture/Turf Care

        Sales into the agriculture/turf care markets increased 10 percent during the year ended December 31, 2008 compared to 2007. Agriculture sales in Europe remained strong throughout 2008, but started to show signs of slowing towards the end of the year. Agriculture sales increased in the Americas due to strong commodity prices, however they started to show signs of weakening late in 2008. Increased sales into the Americas agriculture market were offset by decreased sales into the turf care market, primarily driven by the decline in housing starts and concerns regarding the slowing economic conditions.

III-5

Construction/Road Building

        Sales into the construction/road building markets decreased 5 percent during 2008, with the majority of the decrease occurring in the fourth quarter. The decrease is driven by an 11 percent decrease in the European market and a 5 percent decrease in the Americas market, both due to weakening economic conditions, reduced housing starts, and customers' focus on reducing inventory levels. Asia-Pacific experienced a 12 percent increase due to strength in the Chinese road building market throughout most of 2008, although this market began to show signs of weakening during the fourth quarter of 2008. Export sales out of the Asia-Pacific region also started to weaken during the fourth quarter of 2008.

Material Handling/Specialty

        Specialty vehicles are comprised of a variety of markets including forestry, material handling, marine, waste management and waste recycling. Overall the material handling/specialty markets declined 5 percent, driven by declines in Europe and the Americas due to weak non-residential construction and reductions in capital expenditures by rental companies. Sales through the third quarter of 2008 were level with 2007 but decreased in the fourth quarter as a result of the economic downturn. The decreases in Europe and the Americas were partly offset by strength in the Asia-Pacific region due primarily to a strong market for railway construction machines.

Distribution

        Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

Order Backlog

        The following table shows the Company's order backlog and orders written activity for 2007 and 2008, separately identifying the impact of currency fluctuations.

	2007	Currency fluctuation	Underlying change	2008
	(in millions)
Backlog at December 31	$921.4	$(16.2)	$(161.5)	$743.7
Orders written	2,214.8	77.8	(364.9)	1,927.7

        Total order backlog at the end of 2008 was $743.7 million, compared to $921.4 million at the end of 2007. On a comparable basis, excluding the impact of currency fluctuation, order backlog decreased 18 percent compared to 2007. New sales orders written for 2008 were $1,927.7 million, a decrease of 16 percent compared to 2007, excluding the impact of currency fluctuations.

        Backlog information can vary as customers alter their sales order patterns. The 16 percent decrease in orders written in 2008 reflects the downturn experienced in almost all markets and regions during the fourth quarter of 2008. This downturn is also reflected in our order backlog which declined 18 percent excluding the impacts of currency.

Business Segment Results

        The following discussion of operating results by reportable segment relates to information as presented in Note 18 in the Notes to Consolidated Financial Statements. Segment income is defined as the respective segment's portion of the total Company's net income, excluding net interest expense, income taxes, minority interest, and global service expenses. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, electric drives and valves that control and direct the power of a vehicle.

III-6

        The following table provides a summary of each segment's net sales and segment income, separately identifying the impact of currency fluctuations during the year.

	2007	Currency fluctuation	Underlying change	2008
	(in millions)
Net sales
Propel	$940.7	$37.8	$38.1	$1,016.6
Work Function	534.0	26.0	1.4	561.4
Controls	497.8	21.2	(6.5)	512.5
Segment income (loss)
Propel	$146.6	$8.3	$1.9	$156.8
Work Function	(2.9)	0.7	(63.5)	(65.7)
Controls	17.7	0.0	(39.1)	(21.4)
Global Services and other expenses, net	(51.1)	(4.1)	12.8	(42.4)

Propel Segment

        The Propel segment experienced a 4 percent increase in sales, excluding the effects of currency fluctuations, during 2008. Segment income increased 1 percent during the same period. Segment income was negatively impacted by $2.3 million of severance costs, offset by a gain of $1.4 million related to the sale of a building. Field recall costs increased $1.5 million during 2008 and administrative costs increased $3.5 million. Restructuring costs of $5.5 million were recorded during 2007.

Work Function Segment

        Sales in the Work Function segment increased slightly, excluding the effects of currency fluctuations, during the year ended December 31, 2008. Sales increased 2 percent excluding the effects of both currency and the divestiture of product lines in Swindon, England in June 2007. Segment income was negatively impacted by goodwill impairment charges of $17.4 million. These charges were incurred as a result of lower profitability in the motors and steering reporting units than the Company had previously expected and lower future expectations in certain end markets. The Work Function segment incurred property, plant and equipment impairment charges of $35.3 million as a result of lower expected cash flow related to the products produced within the motors asset group. Segment income was also negatively impacted by severance costs of $6.5 million as a result of recent actions taken in response to the slowing economy.

Controls Segment

        Sales in the Controls segment decreased 1 percent for the year ended December 31, 2008, excluding the effects of currency fluctuations, compared to 2007. Segment income declined $33 million. This decrease is due to several factors, including an $8.4 million increase in field recall costs and a $6.8 million increase in fixed overhead costs due to increases in production capacity. Also contributing to the decline in segment income was an additional $4.5 million of research and development costs.

        During 2008, the Controls segment recognized $8.4 million of charges related to the expected sale of the AC electric motor business for the material handling market in 2009, goodwill impairment charges of $5.5 million, severance costs of $5.1 million, and a $0.4 million write-down of fixed assets related to the decision to close the facility in Hillsboro, Oregon. During 2007, the Controls segment recognized a loss of $6.6 million related to the sale of the DC electric motor business and $3.2 million of costs to reorganize the DC and AC electric motor business prior to the sale.

Global Services and other expenses, net

        Segment costs in Global Services and other expenses, net, relate to internal global service departments, along with the operating costs of the Company's executive office. Global services include such costs as consulting for special projects, tax and accounting fees paid to outside third parties, internal

III-7

audit, certain insurance premiums, and the amortization of intangible assets from certain business combinations. Global services and other expenses decreased $12.8 million excluding the impacts of currency, or 25 percent. This is primarily due to a $6.6 million reduction in incentive costs during the year ended December 31, 2008, a reduction of $4.6 million in costs associated with the implementation of the Company's common business system, and a $5.1 million reduction in losses related to foreign currency transactions.

Income Taxes

        The Company incurred income tax expense of $14.1 million on a loss of $15.1 million in 2008.

        In 2008 the Company recorded $22.9 million for the impairment of goodwill, of which $18.8 million was not deductible for income tax purposes and therefore no tax benefit was recorded on this expense. Valuation allowances and contingency reserves of $3.0 million were recorded as tax expense in 2008 which relates to impaired tax assets in the US, Italy and Germany. Other non-deductible expenses and the world-wide earnings mix also impacted the 2008 effective tax rate.

Executive Summary of 2007 Compared to 2006

        The following table summarizes the change in the Company's results from operations by separately identifying changes due to currency fluctuations and the underlying change in operations from 2006 to 2007. This analysis is more consistent with how the Company's management internally evaluates results.

	2006	Currency fluctuations	Underlying change	2007
	(in millions)
Net Sales	$1,739.1	$98.3	$135.1	$1,972.5
Gross Profit	396.8	24.5	6.4	427.7
% of Net Sales	22.8%			21.7%
Selling, general and administrative	215.6	11.8	6.4	233.8
Research and development	61.9	3.5	5.2	70.6
Impairment charges	1.5	—	(1.5)	—
Loss on sale of businesses and asset disposals	1.7	—	7.7	9.4

Total operating costs	280.7	15.3	17.8	313.8

Operating income	116.1	9.2	(11.4)	113.9
% of Net Sales	6.7%			5.8%
Net interest expense	(17.8)	(1.0)	(3.9)	(22.7)
Other expense, net	(5.7)	(2.3)	4.4	(3.6)

Income before taxes and minority interest	92.6	5.9	(10.9)	87.6
Minority interest	(21.6)	0.2	(0.2)	(21.6)

Earnings before taxes	71.0	6.1	(11.1)	66.0
% of Net Sales	4.1%			3.3%
Income tax benefit (expense)	(17.0)	(0.6)	(1.2)	(18.8)

Net income	$54.0	$5.5	$(12.3)	$47.2

        Net sales for the year ended December 31, 2007 increased 8 percent compared to the year ended December 31, 2006, excluding the effects of currency. Sales increased 10 percent excluding the effects of currency and the divestitures of product lines in Swindon, England and the direct current (DC) motor business. Sales increased in all regions and segments. Excluding the impacts of currency and divestitures, sales grew 14 percent in Europe, 13 percent in Asia Pacific, and 5 percent in the Americas. Sales in the Controls segment were up 17 percent. Sales in the Propel and Work Function segments were up 8 percent.

        Selling, general and administrative costs increased 3 percent during 2007 when compared to the same period in 2006, excluding the effects of currency. This increase is primarily attributed to $1.9 million costs

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related to the start-up of a European financial shared services center, as well as increasing headcount, particularly for sales and marketing functions. Research and development costs increased $5.2 million excluding the impacts of currency, primarily driven by increasing product development, particularly in the Controls and Propel segments.

        During the year ended December 31, 2007 the Company incurred a loss of $6.6 million related to the sale of the DC electric motor business located in Berching, Germany and a loss of $2.4 million on the sale of the assets and product lines which were manufactured in Swindon, England. These activities were part of the Company's plan to divest of product lines that do not fit the Company's long-term strategic direction.

        During the year ended December 31, 2007, the Propel and Controls segments incurred $10.4 million of restructuring costs primarily to relocate production lines to other production facilities within the Company and remaining costs to close the LaSalle, Illinois plant. Restructuring charges incurred during the year ended December 31, 2006 were $13.5 million, primarily related to restructuring in the Propel and Work Function segments.

Operating Results—2007 Compared to 2006

Sales Growth by Market

        The following table summarizes the Company's sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of currency fluctuations.

	Americas	Asia-Pacific	Europe	Total
Agriculture/Turf Care	2%	4%	15%	6%
Construction/Road Building	(11)	17	13	4
Material Handling/Specialty	14	31	11	13
Distribution	8	9	8	8

Agriculture/Turf Care

        Sales into the agriculture/turf care markets increased 6 percent during the year ended December 31, 2007 compared to 2006. Agriculture sales in Europe continue to be strong as a result of strong markets and favorable commodity prices. Agriculture sales increased in the Americas due to strengthening commodity prices resulting partly from rapidly expanding ethanol production. Increased sales into the Americas agriculture market were offset by decreased sales into the turf care market, primarily driven by the decline in housing starts and concerns regarding the slowing economic conditions.

Construction/Road Building

        Sales into the construction/road building markets increased 4 percent during 2007. The increase is driven by a 13 percent increase in the European construction/road building market due primarily to strong economic conditions, as well as a 17 percent increase in Asia-Pacific due to continued strength in the Chinese road building market. The increases in Europe and Asia-Pacific are offset by decreases in the Americas region, which is primarily the result of a reduction in new housing starts.

Material Handling/Specialty

        Specialty vehicles are comprised of a variety of markets including forestry, material handling, marine, waste management and waste recycling. All regions contributed to the sales growth in the specialty markets. Growth in the forestry market, particularly in eastern Europe, and demand for aerial lifts in the Americas were major contributors to the overall 13 percent increase in sales in 2007.

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Distribution

        Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

Order Backlog

        The following table shows the Company's order backlog and orders written activity for 2006 and 2007, separately identifying the impact of currency fluctuations.

	2006	Currency fluctuation	Underlying increase	2007
	(in millions)
Backlog at December 31	$631.0	$50.4	$240.0	$921.4
Orders written	1,906.8	121.6	201.8	2,230.2

        Total order backlog at the end of 2007 was $921.4 million, compared to $631.0 million at the end of 2006. On a comparable basis, excluding the impact of currency fluctuation, order backlog increased 38 percent over 2006. New sales orders written for 2007 were $2,230.2 million, an increase of 11 percent over 2006, excluding the impact of currency fluctuations.

        Backlog information can vary as customers alter their sales order patterns. The 11 percent increase in orders written in 2007 is reflective of the strong sales experienced during the year and backlog remains strong at the end of the year with over $920 million of customer orders received for future delivery.

Business Segment Results

        The following table provides a summary of each segment's net sales and segment income, separately identifying the impact of currency fluctuations during the year.

	2006	Currency fluctuation	Underlying change	2007
	(in millions)
Net sales
Propel	$839.3	$32.7	$68.7	$940.7
Work Function	471.4	35.0	27.6	534.0
Controls	428.4	30.6	38.8	497.8
Segment income (loss)
Propel	$111.8	$6.1	$28.7	$146.6
Work Function	16.5	1.1	(20.5)	(2.9)
Controls	42.7	2.3	(27.3)	17.7
Global Services and other expenses, net	(60.6)	(2.9)	12.0	(51.1)

Propel Segment

        The Propel segment experienced an 8 percent increase in sales, excluding the effects of currency fluctuations, during 2007. Segment income increased 26 percent during the same period. The Propel segment showed a 2 percentage point increase in operating profit margin during 2007. This increase is due partly to a $3.3 million reduction in restructuring costs classified in cost of goods sold.

Work Function Segment

        Sales in the Work Function segment increased 6 percent, excluding the effects of currency fluctuations, during the year ended December 31, 2007. Despite the increase in sales, Work Function segment income decreased. Continued investment in a manufacturing improvement project in Denmark resulted in $4.1 million of charges. Operational issues contributed an additional $5.5 million of costs due primarily to increased order fulfillment charges and costs associated with work stoppages in Denmark. The weakening of the U.S. dollar during 2007 also had a negative impact on segment income as a result of product manufactured in euro-based countries and sold into the U.S. In March 2006, the Company

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announced plans to discontinue production of certain product lines manufactured in the Swindon, England plant. Expense of $3.5 million was recognized during the year ended December 31, 2006 related to asset impairment and future employee termination payments. During 2007, the assets and product lines which were manufactured in Swindon, England were sold, and a loss on the sale of $2.4 million was recognized.

Controls Segment

        Net sales in the Controls segment for the year ended December 31, 2007, excluding the effects of currency fluctuations, increased 9 percent compared to 2006. Despite the increase in sales, segment income declined. The decline is mainly due to a loss of $6.6 million on the sale of the DC electric motor business in March 2007 and $3.2 million of costs to reorganize the DC and AC electric motor business prior to the sale. Expediting and overtime costs of $9.6 million were also incurred due to increased demand for certain products in the Controls segment. Research and development costs increased $3.1 million excluding the impacts of currency due primarily to continued investment in new product development.

Global Services and other expenses, net

        Global services and other expenses decreased $12.0 million excluding the impacts of currency, or 20 percent. This is primarily due to a $7.4 million reduction in incentive costs during the year ended December 31, 2007, as well as a reduction of $2.5 million in costs associated with the implementation of the Company's common business system.

Income Taxes

        The Company's effective tax rate was 28.5 percent in 2007 compared to 24.0 percent in 2006.

        The increase in the effective tax rate in 2007 is primarily related to unrecognized tax benefits of $2.2 million related to the sale of foreign assets.

Market Risk

        The Company is naturally exposed to various market risks, including changes in foreign currency exchange rates and interest rates.

Foreign Currency Changes

        The Company has operations and sells its products in many different countries of the world and therefore, conducts its business in various currencies. The Company's financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company's operations from foreign currencies into U.S. dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities.

        In previous years, the Company had been well balanced between its U.S. and European operations because the Company generated its sales in the same region in which it incurred its expenses, or shipped products between geographic regions on a balanced basis. However, in recent years the balance has shifted and the amount of sales made in U.S. dollars has increased, whereas the production costs are in a currency other than the U.S. dollar, increasing the Company's exposure to transaction risk. In 2008 the Company sold a total of $193.7 million into the U.S. of product that had been produced in European-based currencies compared to sales into Europe of $74.6 million of product produced in U.S. dollars. This imbalance had a significant impact on the results of the Company. In 2008 the results were unfavorable as the dollar weakened in comparison to other currencies. The Company produces and sells its product in several regions of the world, however the U.S. and European transactions comprise the majority of the imbalance between regions.

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        The Company enters into forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forecasted sales represent sales to both external and internal parties. Any effects of the forward contracts related to sales to internal parties are eliminated in the consolidation process until the related inventory has been sold to an external party. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract. In 2008, as a result of hedge accounting for the forward contracts, the Company recognized an increase to net sales of $7.8 million and other expense of $0.5 million. The fair value of forward contracts included on the balance sheet at December 31, 2008 was a net liability of $3.3 million.

        The Company is also impacted by translation risk in terms of comparing results from period to period. Fluctuations of currencies against the U.S. dollar can be substantial and therefore, significantly impact comparisons with prior periods. Translation affects the comparability of both the income statement and the balance sheet. As shown in the table below, the translation impact on net sales was significant in 2008 and 2007 due particularly to the strengthening of the euro against the U.S. dollar.

	Percentage Sales Growth Over Prior Year
	2008	2007	2006
As Reported	6.0%	13.4%	12.4%
Without Currency Translation Impact	1.7	7.8	11.8

        The change in the exchange rate does affect the comparability of the balance sheet between 2008 and 2007 as the balance sheet accounts are translated at the exchange rate as of December 31. The U.S. dollar strengthened 3 percent against the euro and the Danish kroner from December 31, 2007 to December 31, 2008. The strengthening of the dollar has resulted in approximately 40 percent of the Company's total balance sheet being stated 3 percent lower than the prior year.

Interest Rate Changes

        The Company uses interest rate swap agreements on a limited basis to manage the interest rate risk on the total debt portfolio. The Company was a party to two interest rate swap agreements at December 31, 2008 with a combined notional amount of $34.0 million that require the Company to pay interest at a fixed rate and receive interest at a variable rate. The fair value of the interest rate swap agreements is recorded as a liability of $1.9 million on the balance sheet at December 31, 2008, with the offset recorded in accumulated other comprehensive income as the derivatives are accounted for using hedge accounting. The interest rate swap agreements mature in October 2010 and December 2011, but are expected to be terminated in 2009 in connection with the refinancing discussed in the Liquidity and Capital Resource section that follows.

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        The following table summarizes the maturity of the Company's debt obligations for fixed and variable rate debt (amounts in millions):

	Fixed Rate Debt(1)	Variable Rate Debt
2009	$1.5	$56.5
2010	145.7	167.9
2011	51.5	0.1
2012	1.2	0.1
2013	0.9	0.0
2014 and Thereafter	0.5	0.0

Total	$201.3	$224.6

(1)
Includes total principal repayments of $34.0 million on variable rate debt. The rate has been fixed through the use of interest rate swaps.

Liquidity and Capital Resources

        The Company's principal sources of liquidity have been cash flow from operations and from its various credit facilities. The Company historically has accessed diverse funding sources, including short-term and long-term unsecured bank lines of credit in the United States, Europe, and Asia, as well as the private debt markets in the United States as discussed in Note 7 in the Notes to Consolidated Financial Statements.

        The Company determined, following the close of its 2008 fiscal year, that it would likely be unable to continue to meet the leverage ratio covenants in its various credit agreements as of the end of the first quarter of 2009. To avoid a default under the credit agreements, the Company has entered into a Credit Agreement with Danfoss A/S on March 12, 2009, pursuant to which the Company will have the ability to borrow up to $490 million (the "Danfoss Credit Agreement"). Danfoss A/S is the Company's majority stockholder. The Company intends to draw sufficient funds under the Danfoss Credit Agreement to refinance or repay certain of the Company's borrowings prior to default under any of the Company's credit agreements. As a result of the Danfoss Credit Agreement, the Company expects to have sufficient sources of liquidity to meet its future funding needs.

        At the time of filing this Annual Report on Form 10-K, the Company's multicurrency revolving credit facility remains outstanding. It provides up to $300 million of unsecured credit through December 2010, as well as a 40 million euro (approximately $55.6 million) term loan which expires in July 2013. At December 31, 2008 the Company had $201.9 million outstanding under the revolving credit facility. The Company is required to meet certain financial covenants under this facility as described in Note 7 in the Notes to Consolidated Financial Statements. The Company was in compliance with the covenants at December 31, 2008.

        If the global economy deteriorates further, it will likely have an unfavorable impact on demand for the Company's products, and as a result, on the Company's operating cash flow. The Company relies primarily on operating cash flow to provide for working capital needs of operations. However, as mentioned earlier, the Company has short-term and long-term debt facilities available to assist in meeting cash flow requirements if needed. The Company believes that the combination of internally generated funds and present capital resources are more than sufficient to meet cash requirements for 2009.

Cash Flows from Operations

        Cash provided by operations was $183.5 million in 2008 compared with $98.1 million in 2007. Cash increased as a result of a $71.7 million decrease in accounts receivable, excluding the effects of currency, due primarily to reduced sales levels at the end of 2008, as well as a $23.6 million increase in accrued

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liabilities, excluding currency, driven in part by accruals for severance costs and field recall programs. These changes were offset by a $16.8 million increase in inventory levels at the end of 2008 compared with the end of 2007, as well as discretionary pension contributions of $22.1 million.

        Total cash of the Company decreased $3.6 million from December 31, 2007 to December 31, 2008. At December 31, 2008 cash balances in China totaled $18.5 million, a decrease of $1.0 million from December 31, 2007. The Company is paying dividends from its Chinese entities to the maximum extent possible under current regulations; however, due to the nature of the governmental and other regulatory controls, it is difficult to move cash out of China for reasons other than payment for goods shipped into that country. As the Company continues to consider expanding its manufacturing capabilities in low-cost regions, it will make every effort to utilize the cash balances in those regions to fund future expansions. Total cash outside of China decreased by $2.6 million in 2008.

Cash Used in Investing Activities

        Capital expenditures for 2008 totaled $198.6 million. The high level of capital expenditures was driven over the past year by the need to add production capacity to address existing capacity constraints in a number of product lines. Although the downturn in business has changed the current capacity need, the Company believes that the investment will serve the Company well when the economy starts to strengthen again.

Cash Used in Financing Activities

        The Company paid quarterly dividends to stockholders totaling $34.7 million in 2008. In addition, the Company periodically makes distributions to its minority interest partners from its various joint venture activities with distributions totaling $13.9 million in 2008. The distributions can vary from year to year depending on the amount of undistributed earnings of the businesses and the needs of the partners. The Company borrowed an additional $48.3 million in 2008.

Contractual Cash Obligations

        The majority of the Company's contractual obligations to make cash payments to third parties are for financing obligations. These include future lease payments under both operating and capital leases. The following table discloses the Company's future commitments under contractual obligations as of December 31, 2008:

Contractual Cash Obligations(1)	Total	2009	2010	2011	2012	2013	2014 and Thereafter
Long-term debt(2)	$425.9	$58.0	$313.6	$51.6	$1.3	$0.9	$0.5
Interest on long-term debt(3)(4)	36.4	11.6	22.6	2.0	0.1	0.1	0.0
Capital leases	19.2	1.5	1.3	1.1	1.1	0.8	13.4
Operating leases	81.9	14.3	13.2	12.5	7.3	6.2	28.4
Rental and service agreements with related person Danfoss A/S	57.1	9.1	9.1	9.1	9.1	8.9	11.8

Total contractual cash obligations	$620.5	$94.5	$359.8	$76.3	$18.9	$16.9	$54.1

The following assumptions are used in the calculation of the contractual cash obligations:

(1)
Commitments denominated in a currency other than the U.S. dollar are translated at the December 31, 2008 exchange rate.

(2)
The table above reflects the payment terms of the new $490 million credit agreement as discussed in Note 19 in the Notes to the Consolidated Financial Statements, and assumes repayment of the

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  Multicurrency Term Loan Facility and the U.S. Senior Notes reported in the table in Note 7 to the Consolidated Financial Statements.

(3)
The annual amount borrowed under revolving credit agreements does not change from the $201.9 million borrowed at December 31, 2008, through the maturity date of the agreements.

(4)
The margin rate on variable interest rate debt does not change from December 31, 2008. The base interest rate for future years is based on the interest yield curves as of December 31, 2008.

        The $490 million credit agreement as discussed in Note 19 in the Notes to the Consolidated Financial Statements requires the Company to pay an upfront Facility Fee of 1.75 percent, or $8.6 million, as well as an annual commitment fee of 4 percent on any undrawn portion of the facility. This commitment fee is expected to be approximately $3.8 million in 2009 and $3.7 million in 2010. These amounts are not included in the table above.

        In addition to the above contractual obligations, the Company has certain other funding needs that are non-contractual by nature, including funding of certain pension plans. In 2009 the Company anticipates contributing $14.0 million to its pension and health benefit plans.

Other Matters

Critical Accounting Estimates

        The SEC's guidance surrounding the disclosure of critical accounting estimates requires disclosures about estimates a company makes in applying its accounting policies. However, such discussion is limited to "critical accounting estimates," or those that management believes meet two criteria: 1) the accounting estimate must require a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and 2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

        Besides the estimates that meet the two criteria for a "critical estimate" above, the Company makes many other accounting estimates in preparing its financial statements and related disclosures. All estimates, whether or not deemed critical, can affect the reported amounts of assets, liabilities, revenues, and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed "critical" under the SEC's guidance.

        The discussion below should be read in conjunction with disclosures elsewhere in this discussion and in the Notes to the Consolidated Financial Statements related to estimates, uncertainties, contingencies, and new accounting standards. Significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements. The development and selection of accounting estimates, including those deemed "critical," and the associated disclosures in this discussion, have been discussed by management with the audit committee of the Board of Directors.

        Inventory Valuation    As a manufacturer in the capital goods industry, inventory is a substantial portion of the assets of the Company, amounting to over 20 percent of total assets at December 31, 2008. The Company must periodically evaluate the carrying value of its inventory to assess the proper valuation. This includes recording period adjustments as needed to 1) record expenses due to excess capacity, 2) provide for excess and obsolete inventory, and 3) ensure that inventory is valued at the lower of cost or market. On a quarterly basis, management within each segment performs an analysis of the underlying inventory to identify the need for appropriate write-downs to cover each of these items. In doing so, management applies consistent practices based upon historical data such as actual loss experience, past

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and projected usage, actual margins generated from trade sales of its products, and finally its best judgment to estimate the appropriate carrying value of the inventory.

        Warranty Provisions    The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records liabilities for the estimated warranty costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company's warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company's warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company's estimated warranty obligation. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

        In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as "field recalls" and in these instances, the Company will record a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Typically, field recalls are infrequent in occurrence, however, when they occur, field recalls can be for a large number of units and quite costly to rectify. Because of the sporadic and infrequent nature of field recalls, and due to the range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are settled, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

        Goodwill and Long-Lived Asset Recovery    A significant portion of the Company's total assets consist of property, plant and equipment (PP&E) and definite life intangibles, as well as goodwill. Changes in technology or in the Company's intended use of these assets, as well as changes in the broad global economy in which the Company operates, may cause the estimated period of use or the carrying value of these assets to change.

        This requires the Company to periodically assess the estimated useful lives of its assets in order to match, through depreciation and amortization, the cost of those assets with the benefits derived over the period of usefulness. The useful lives of these assets can be shortened through greater use due to volume increases, rapidly changing technology such as the use of electronics and computer-operated controls, and through inadequate maintenance. As of December 31, 2008 a ten percent change in the depreciable lives of the Company's assets would impact depreciation expense by approximately $11.0 million. Despite management's best efforts to determine the appropriate useful lives of its equipment, certain situations may arise that lead to an asset or group of assets becoming impaired, meaning their economic value becomes less than the value at which the Company is carrying the asset on its books. Examples of these situations are product rationalization efforts or restructuring of manufacturing facilities. When these situations arise, the Company tests the assets for impairment and will write down the asset in the period when the impairment becomes known. The Company determined that there was impairment in the long-lived assets of the motors asset group of $35.3 million in 2008. In addition, goodwill is tested for impairment at least annually.

        The Company completes its annual goodwill impairment valuation on December 31 each year. The Company has identified eight reporting units that are either operating segments or one level below operating segments. In performing the impairment valuation, the Company considers declines in market values, and reconciles the sum of the estimated fair values of its reporting units to the Company's market value (based on its stock price), plus a reasonable control premium, which is estimated as that amount

III-16

which would be received to sell the Company as a whole in an orderly transaction between market participants.

        When testing for goodwill impairment, the Company performs a first step of the goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a second step is performed to measure the amount of any impairment loss. In the second step, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The Company determined that the implied fair value of goodwill for the motors, steering, and electric drives reporting units was less than their carrying values by $22.9 million, which was recorded as a goodwill impairment charge in 2008.

        Estimates about fair value used in the first step of the goodwill impairment tests are calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been supported by other valuation approaches, such as similar transaction and guideline analyses. Under the income approach, the Company determines fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions among others. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. At December 31, 2008 the Company had $86.1 million of goodwill related to its propel, valves and mobile electronics reporting units.

        Given the current economic environment and the uncertainties regarding the impact on the Company's business, there can be no assurance that the Company's estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the Company's goodwill impairment testing as of December 31, 2008 will prove to be accurate predictions of the future. If the Company's assumptions regarding forecasted revenue or margin growth rates of certain reporting units are not achieved, or the Company's stock price continues to decline, the Company may be required to record additional goodwill impairment charges in future periods, whether in connection with the next annual impairment test or if a triggering event requires an earlier impairment test to be performed. It is not possible at this time to determine if any such future impairment charge would result, or if it does, whether the charge would be significant. However, given recent downward movement in the Company's stock price during the first quarter of 2009, an additional impairment charge may be recorded.

        Valuation of Trade Receivables    The Company records trade receivables due from its customers at the time a sale is recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables, looking at the historical losses incurred as a percentage of net sales, and by monitoring the financial strength of its customers. In addition, local customary practices have to be taken into account due to varying payment terms being applied in various parts of the world where the Company conducts its business. If the Company becomes aware of a customer's inability to meet its

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financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

        Workers Compensation    The Company has an insurance policy to cover workers compensation claims in the United States, in which the Company pays the first $0.25 million per claim, per incident. The Company establishes its workers compensation reserve based on historic growth factors of claims and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

        U.S. Health Care Costs    The Company self insures its U.S. health care costs for eligible employees and their qualified dependents with exposure for any one year, excluding prescription costs, limited to $0.2 million per individual. The Company establishes reserves for its health care cost based on historic claims data and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

        Pensions    The Company has noncontributory defined benefit pension plans for a portion of its employees. In certain countries, such as the United States and the United Kingdom, these plans are funded with plan assets whereas in other countries such as Germany, the plans have historically been unfunded, which is customary. In 2007 the Company started contributing to the German pension plans. The measurement of the Company's pension obligations and costs is dependent on a variety of assumptions determined by management and used by the Company's actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and other experience. These assumptions may have an effect on the amount and timing of future contributions. The plan trustee conducts an independent valuation of the fair value of pension plan assets.

        The assumptions used in developing the required estimates include the following key factors:

Discount rates	Inflation
Salary growth	Expected return on plan assets
Retirement rates	Mortality rates

        The Company bases the discount rate assumption on investment yields available at or near year-end on corporate long-term bonds rated AA. The inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect the Company's long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategy, and the views of investment managers and other large pension plan sponsors. Retirement and mortality rates are based primarily on actual plan experience and standard industry actuarial tables, respectively. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in such future periods.

        The Company's funding policy for the U.S. plans are to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may deem to be appropriate. In 2009 the Company anticipates contributing $8.4 million to its U.S. plans, $2.0 million to its German plans, and $0.5 million to its U.K. plans.

        Postretirement Benefits Other Than Pensions    The Company provides postretirement health care benefits for certain employee groups in the United States. This plan is contributory and contains certain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund this plan and has the right to modify or terminate this plan in the future.

III-18

        The postretirement liability, which is determined on an actuarial basis, is recognized in the Company's Consolidated Balance Sheets and the postretirement expense is recognized in the Consolidated Statements of Income. The Company must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the postretirement cost for the subsequent year. For guidance in determining this rate, the Company looks at investment yield trends available near year-end on corporate bonds rated AA. In addition, the Company must determine the actuarial assumption for the health care cost trend rate used in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the net periodic postretirement benefit cost for the subsequent year. As of December 31, 2008 a one-percentage-point change in the assumed health care cost trend rate would impact the expense recognized in 2008 by $0.2 million and would affect the postretirement benefit obligation by $3.1 million. In 2009 the Company anticipates contributing $3.1 million to this plan.

        Deferred Income Taxes and Valuation Allowances    Tax regulations may require items to be included in the tax return at different times than the items are reflected in the financial statements. Some of the differences are permanent, such as expenses that are not deductible on a tax return, and some of the differences are temporary such as the rate of depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally are attributable to items that can be used as a tax deduction or credit in a tax return in future years but the amount has already been included as an expense in the financial statements. Deferred tax liabilities generally represent deductions that have been taken on the tax return but have not been recognized as expense in the financial statements. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax assets reported on the consolidated balance sheets.

New Accounting Policies

        In September 2006, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements" which clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company has adopted the provisions of SFAS No. 157 as of January 1, 2008 for financial instruments. Although the adoption of SFAS No. 157 did not materially impact its consolidated financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its consolidated financial statements which are included in Note 12 to the Consolidated Financial Statements.

        The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" in February 2007. SFAS No. 159 permits many financial instruments and certain other items to be measured at fair value at the option of the Company. The Company adopted SFAS No. 159 as of January 1, 2008 with no impact on the consolidated financial statements.

        SFAS No. 141R "Business Combinations" replaces SFAS No. 141, and establishes requirements for recognition and measurement of identifiable assets acquired, liabilities assumed, noncontrolling interest of the acquiree, goodwill acquired, and gain from bargain purchase. SFAS No. 141R was issued in December 2007 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS No. 141R in 2009.

III-19

        The FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" in December 2007. SFAS No. 160 was issued to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact that SFAS No. 160 will have on its consolidated financial statements and disclosures.

        SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" was issued by the FASB in March 2008. SFAS No. 161 amends and expands disclosure requirements for derivative instruments in order to provide users of financial statements with an enhanced understanding of (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is to be applied prospectively for the first reporting period beginning on or after November 15, 2008. The Company will include the expanded disclosures in its consolidated financial statements beginning in 2009.

        In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements for nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 became effective on November 15, 2008, sixty days following approval by the Securities and Exchange Commission. Adoption of SFAS No. 162 did not have a material effect on the Company's consolidated financial statements.

        The FASB issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities" in June 2008. FSP EITF 03-6-1 provides guidance on the calculation of earnings per share and indicates that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends or dividend equivalents are considered participating securities and therefore the two-class method should be applied in calculating basic and diluted earnings per share. FSP EITF No. 03-6-1 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact that FSP EITF No. 03-6-1 will have on its consolidated financial statements.

Non-Audit Services of Independent Registered Public Accounting Firm

        The Company's Independent Registered Public Accounting Firm, KPMG LLP, performed the following non-audit services that have been approved by the Audit Committee of the Board of Directors: international tax planning and compliance services, expatriate tax services for persons not in a financial reporting oversight role, and statutory audits and related matters.

Outlook

        The worldwide recession and credit market turmoil is affecting all regions and markets that the Company operates in and serves. Management expects sales to decline in virtually all regions and markets in 2009 compared to 2008 and does not expect an upturn before 2010. Management will be focused on cost reduction, conserving cash and sizing the business for forecasted sales levels.

III-20

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Operations

(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2008	2007	2006
Net sales	$2,090,513	$1,972,548	$1,739,088
Cost of sales	1,654,903	1,544,846	1,342,324

Gross profit	435,610	427,702	396,764
Selling, general and administrative	258,491	233,809	215,565
Research and development	82,915	70,552	61,880
Impairment charges	58,208	—	1,547
Loss on sale of businesses and asset disposals	9,604	9,412	1,699

Total operating expenses	409,218	313,773	280,691

Operating income	26,392	113,929	116,073

Nonoperating Income (Expenses):
Interest expense	(25,654)	(23,789)	(18,415)
Interest income	1,026	1,048	654
Other, net	966	(3,589)	(5,675)

Nonoperating expenses, net	(23,662)	(26,330)	(23,436)

Income Before Income Taxes and Minority Interest	2,730	87,599	92,637
Minority Interest	(17,811)	(21,562)	(21,617)

Income (Loss) Before Income Taxes	(15,081)	66,037	71,020
Income Tax Expense	(14,060)	(18,839)	(17,021)

Net Income (Loss)	$(29,141)	$47,198	$53,999

Net Income (Loss) per common share, basic	$(0.60)	$0.98	$1.13

Net Income (Loss) per common share, diluted	$(0.60)	$0.98	$1.12

Weighted average basic shares outstanding	48,226,184	48,094,375	47,699,972
Weighted average diluted shares outstanding	48,226,184	48,326,637	48,237,814

See accompanying notes to consolidated financial statements.

III-21

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Balance Sheets

(Dollars in thousands, except per share data)

	December 31,
	2008	2007
Assets
Current Assets:
Cash and cash equivalents	$23,145	$26,789
Accounts receivable (net of allowances of $5,210 and $5,133 in 2008 and 2007, respectively)	239,881	318,152
Inventories	326,688	318,836
Other current assets	50,754	62,623

Total current assets	640,468	726,400

Property, Plant and Equipment, net	598,435	562,818

Other Assets:
Goodwill	86,146	114,500
Other intangible assets, net	23,971	25,295
Deferred income taxes	106,984	61,680
Other	11,672	9,729

Total other assets	228,773	211,204

	$1,467,676	$1,500,422

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable and bank overdrafts	$65,512	$59,415
Long-term debt due within one year	58,005	208,819
Accounts payable	149,512	168,015
Accrued salaries and wages	79,322	61,961
Accrued warranty	25,491	19,401
Other accrued liabilities	42,075	46,996

Total current liabilities	419,917	564,607
Long-Term Debt	367,922	175,811

Other Liabilities
Long-term pension liability	90,966	70,777
Postretirement benefits other than pensions	37,971	35,935
Deferred income taxes	44,243	40,930
Other	28,756	26,318

Total other liabilities	201,936	173,960

Total liabilities	989,775	914,378

Minority Interest in Net Assets of Consolidated Companies	67,655	60,544

Stockholders' Equity:
Preferred stock, par value $.01 per share, authorized 4,500,000 shares, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, authorized shares 75,000,000 in 2008 and 2007; issued and outstanding 48,271,806 in 2008 and 48,149,461 in 2007	483	481
Additional paid-in capital	334,847	332,522
Retained earnings	46,921	110,812
Accumulated other comprehensive income	27,995	81,685

Total stockholders' equity	410,246	525,500

	$1,467,676	$1,500,422

See accompanying notes to consolidated financial statements.

III-22

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(Dollars in thousands, except per share data)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Year Ended December 31, 2006:
Beginning Balance	47,498,232	$475	$333,392	$72,924	$26,911	$433,702

Comprehensive income:
Net income	—	—	—	53,999	—
Pension and postretirement adjustment	—	—	—	—	(10,178)
Unrealized gains on hedging activities	—	—	—	—	847
Currency translation	—	—	—	—	38,089
Total comprehensive income						82,757
Tax adjustment related to shares issued to minority interest partner	—	—	285	—	—	285
Performance units vested	234,547	2	(2)	—	—	—
Restricted stock grant	13,500	—	—	—	—	—
Restricted stock and performance unit compensation	—	—	6,294	—	—	6,294
Tax benefits on performance unit compensation			137			137
Minimum tax withholding settlement	—	—	(3,144)	—	—	(3,144)
Cash dividends declared ($.60 per share)	—	—	—	(28,646)	—	(28,646)
Adjustment to adopt FASB Statement No. 158, net of tax of $11,804	—	—	—	—	(29,326)	(29,326)

Balance December 31, 2006	47,746,279	477	336,962	98,277	26,343	462,059

Year Ended December 31, 2007:
Net income	—	—	—	47,198	—
Pension and postretirement adjustment	—	—	—	—	12,462
Unrealized gains on hedging activities	—	—	—	—	2,144
Currency translation	—	—	—	—	40,736
Total comprehensive income						102,540
Performance units vested	379,682	4	(4)	—	—	—
Restricted stock grant	23,500	—	—	—	—	—
Restricted stock and performance unit compensation	—	—	4,390	—	—	4,390
Tax benefits on performance unit compensation	—	—	145	—	—	145
Minimum tax withholding settlement	—	—	(8,971)	—	—	(8,971)
Cash dividends declared ($.72 per share)	—	—	—	(34,663)	—	(34,663)

Balance December 31, 2007	48,149,461	481	332,522	110,812	81,685	525,500

Year Ended December 31, 2008:
Net loss	—	—	—	(29,141)	—
Pension and postretirement adjustment	—	—	—	—	(22,440)
Unrealized losses on hedging activities	—	—	—	—	(6,861)
Currency translation	—	—	—	—	(24,389)
Total comprehensive loss						(82,831)
Performance units vested	110,837	2	(2)	—	—	—
Restricted stock grant	15,000	—	—	—	—	—
Restricted stock and performance unit compensation	—	—	(2,070)	—	—	(2,070)
Tax benefits on performance unit compensation	—	—	1,534	—	—	1,534
Minimum tax withholding settlement	(3,492)	—	(1,590)	—	—	(1,590)
Reversal of tax valuation allowance	—	—	4,453	—	—	4,453
Cash dividends declared ($.72 per share)	—	—	—	(34,750)	—	(34,750)

Balance December 31, 2008	48,271,806	$483	$334,847	$46,921	$27,995	$410,246

See accompanying notes to consolidated financial statements

III-23

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For the Years Ended December 31,
	2008	2007	2006
Cash Flows from Operating Activities:
Net income (loss)	$(29,141)	$47,198	$53,999
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	112,962	102,303	95,665
Minority interest	17,811	21,562	21,617
Restricted stock and performance unit compensation	(2,070)	4,390	6,294
Impairment charges	58,208	—	1,567
Loss on sale of businesses and asset disposals	9,604	9,412	1,679
Change in net pension and post-retirement benefits	(5,585)	(2,869)	(479)
Change in deferred income taxes	(25,937)	(1,983)	(1,752)
Minimum tax withholding payments on performance units	(1,590)	(8,971)	(3,144)
Change in operating assets and liabilities
Accounts receivable, net	71,679	(38,491)	(24,512)
Inventories	(16,799)	(36,578)	(14,242)
Prepaid and other current assets	(7,918)	(11,136)	(6,075)
Accounts payable	(14,495)	11,036	27,244
Accrued liabilities	23,596	(1,453)	13,971
Other	(6,807)	3,720	(3,920)

Net cash provided by operating activities	183,518	98,140	167,912

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(198,634)	(135,633)	(116,244)
Proceeds from sale of property, plant and equipment	11,141	6,496	6,959
Proceeds from sale of businesses, net of payment for acquisition, net of cash acquired	—	6,932	—

Net cash used in investing activities	(187,493)	(122,205)	(109,285)

Cash Flows from Financing Activities:
Net borrowings on notes payable and bank overdrafts	3,493	6,114	20,351
Net borrowings (repayments) on revolving credit facility	17,019	77,264	(37,918)
Repayments of long-term debt	(22,948)	(18,817)	(32,137)
Borrowings of long-term debt	54,235	6,875	51,517
Cash dividends	(34,728)	(33,636)	(26,706)
Distribution to minority interest partners	(13,881)	(15,889)	(19,908)
Other	1,534	145	(148)

Net cash provided by (used in) financing activities	4,724	22,056	(44,949)

Effect of Exchange Rate Changes on Cash	(4,393)	(314)	1,240

Cash and Cash Equivalents:
Net increase (decrease) during the year	(3,644)	(2,323)	14,918
Beginning balance	26,789	29,112	14,194

Ending balance	$23,145	$26,789	$29,112

Supplemental Cash Flow Disclosures:
Interest paid	$22,876	$20,248	$17,163

Income taxes paid	$34,351	$26,933	$25,337

See accompanying notes to consolidated financial statements.

III-24

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation—

        Sauer-Danfoss Inc., a U.S. Delaware corporation, and subsidiaries (the Company) is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company's products are used by original equipment manufacturers of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty vehicle equipment. The Company's products are sold throughout the world either directly or through distributors.

        The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest and are stated in accordance with accounting principles generally accepted in the United States. All significant intercompany balances, transactions, and profits have been eliminated in the consolidated financial statements.

Use of Estimates—

        In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles, management must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures, including disclosures of contingent assets and liabilities. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. Estimates are used in determining, among other items, incentives accruals, inventory valuation, warranty reserves, allowance for doubtful accounts, pension and postretirement accruals, useful lives for intangible assets, and future cash flows associated with impairment testing for goodwill and other long-lived assets. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment, adjusting such estimates and assumptions when facts and circumstances dictate. A number of these factors include, among others, the continued recessionary economic conditions, tight credit markets, foreign currency, higher commodity costs, and a decline in consumer spending and confidence, all of which have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the consolidated financial statements are prepared. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition—

        Net sales are recorded when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Estimates for future warranty expense are recorded when the related revenue is recognized. Timing of revenue recognition is consistent with when the risks and rewards of ownership and title to the product have transferred to the customer.

III-25

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Cash and Cash Equivalents—

        Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less. At December 31, 2008 cash and cash equivalents balances in China totaled approximately $19,000. The Company is paying dividends from its Chinese entities to the maximum extent possible under current regulations; however, due to the nature of the governmental and other regulatory controls it is difficult to move cash out of this country for reasons other than payment for goods shipped into the country.

Trade Receivables—

        The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical write-offs of accounts, aging of its receivables, and by monitoring the economic environment and financial strength of its customers. If the Company becomes aware of a customer's inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Inventories—

        Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor, and factory overhead. The last-in, first-out (LIFO) method was adopted in 1987 and is used to value inventories at the U.S. locations which existed at that time. Inventories at all of the non-U.S. locations and the U.S. locations obtained through acquisition after 1987, which produce products different than those produced at U.S. locations existing at 1987, are valued under the first-in, first-out (FIFO) inventory valuation method. The percentage of year-end inventory valued under the LIFO and FIFO cost methods was 11% and 89%, respectively, for 2008, and 14% and 86%, respectively, for 2007.

Property, Plant and Equipment and Depreciation—

        Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is generally computed using the straight-line method for building equipment and buildings over 10 to 37 years and for machinery and equipment over 3 to 8 years (3 to 12 years for additions in 1999 and prior). Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($45,818, $45,580, and $41,729 in 2008, 2007, and 2006, respectively) are charged to expense. When property, plant and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of operations.

III-26

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Goodwill and Other Intangible Assets—

        Goodwill represents the excess of the purchase price over the estimated fair values of net assets acquired in the purchase of businesses. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill is not amortized, but tested for impairment at least annually or when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. As a result of completing its annual impairment analysis under SFAS No. 142 the Company recorded a goodwill impairment charge of approximately $22,900 in 2008. See Note 6 for further discussion.

        Intangible assets consist primarily of trade names, technology, and customer relationships and are recorded at fair value at the time of acquisition. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from three to thirty five years.

Impairment of Long-Lived Assets and Assets to be Disposed Of—

        Consistent with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets to be held and used is evaluated for recoverability based on the expected future undiscounted operating cash flows. When the evaluation indicates the carrying value of an asset or group of assets is impaired, the Company determines the fair value of assets, using discounted cash flows or determining the liquidation value of the long-lived assets, and recognizes an impairment loss to the extent that the carrying value of the assets exceeds the fair value of the assets. In 2008 the Company recognized an impairment charge for long-lived assets of $35,300 in the Work Function segment as discussed in Note 5. In 2006 the Company recognized an impairment charge of approximately $1,500 related to long-lived assets to be disposed of related to restructuring activity in the Work Function segment as discussed in Note 3.

Product Warranty—

        The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records warranty liabilities for the estimated costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company's warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company's warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company's estimated warranty obligation.

        In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as field recalls and in these instances, the Company records a specific provision for the expected costs it will incur to repair or replace these products utilizing

III-27

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

information from customers and internal information regarding the specific cost of materials and labor. Due to the sporadic and infrequent nature of field recalls, and the potential for a range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are carried out, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

        The following table represents the change in the Company's accrued warranty and field recall liability:

	December 31,
	2008	2007	2006
Balance, beginning of period	$19,401	$17,022	$17,047
Payments	(22,856)	(17,664)	(13,807)
Provisions for claims	28,996	19,167	13,097
Currency impact	(50)	876	685

Balance, end of period	$25,491	$19,401	$17,022

Income Taxes—

        The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities, net operating loss carryforwards, and tax credit carryforwards and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when the Company is unable to conclude that realization of the deferred tax assets is more likely than not.

Income (Loss) Per Share—

        Basic net income (loss) per common share is based on the weighted average number of common shares outstanding in each year. Diluted net income per common share assumes that outstanding common shares were increased by shares issuable upon (i) exercise of restricted stock shares, and (ii) granting of shares under the long-term incentive plan, after it becomes certain that the performance requirements needed to be met in accordance with the incentive plan will be achieved. Shares under both the restricted

III-28

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

stock plan and the long-term incentive plan have an exercise price of zero. Diluted net loss per share for 2008 excludes the dilutive effect of restricted stock and performance units as these shares are anti-dilutive.

	Net Income (Loss)	Shares	Earnings (Loss) Per Share
December 31, 2008
Basic net income (loss)	$(29,141)	48,226,184	$(0.60)
Effect of dilutive securities:
Restricted stock	—	—	—
Performance units	—	—	—

Diluted net income (loss)	$(29,141)	48,226,184	$(0.60)

December 31, 2007
Basic net income	$47,198	48,094,375	$0.98
Effect of dilutive securities:
Restricted stock	—	24,696	—
Performance units	—	207,566	—

Diluted net income	$47,198	48,326,637	$0.98

December 31, 2006
Basic net income	$53,999	47,699,972	$1.13
Effect of dilutive securities:
Restricted stock	—	22,768	—
Performance units	—	515,074	(0.01)

Diluted net income	$53,999	48,237,814	$1.12

Fair Value of Financial Instruments—

        The carrying values of cash and cash equivalents, accounts and other receivables, notes payable and bank overdrafts, and accounts payable approximate fair value because of the short-term nature of these instruments.

        The fair value of long-term debt is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. The discount rate is estimated using the rates currently offered for long-term debt of similar remaining maturities and credit characteristics. At December 31, 2008 the Company estimated the fair value of its long-term debt, including amounts due within one year, at $425,273 compared to its carrying value of $425,927. At December 31, 2007 the Company estimated the fair value of its long-term debt, including amounts due within one year, at $386,759 compared to its carrying value of $384,630. These estimates are subjective in nature and involve uncertainties and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

        The fair value of derivative instruments is discussed in Note 12.

III-29

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Translation of Non-U.S. Currencies—

        Assets and liabilities of consolidated non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the end of each period, while revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are included in stockholders' equity. Gains or losses on transactions denominated in non-functional currencies and the related tax effects are reflected in the consolidated statements of operations.

Derivatives and Hedging—

        It is the Company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. Derivative financial instruments are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Under SFAS No. 133, all derivatives are recorded at fair value on the balance sheet as current or long-term other assets or other liabilities depending on whether the maturity date of the derivative contract is within one year from the balance sheet date.

        The Company uses interest rate swaps to establish fixed interest rates on outstanding borrowings. There is no ineffectiveness of the interest rate swaps and therefore, the changes in fair value of the derivatives is recorded in accumulated other comprehensive income (loss). The Company utilizes forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract.

        When, and if, a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, the hedge accounting is discontinued and any past or future changes in the derivative's fair value that will not be effective as an offset to the income effects of the item being hedged are recognized currently in the statement of operations. Any changes in fair values of derivatives not qualifying as hedges would be reported immediately in other income (expense) on the consolidated statement of operations; however, the Company did not have any derivatives that did not qualify as hedges in 2008 or 2007.

Employee Stock-Based Compensation—

        The Company accounts for employee stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payments." The fair value method is used to account for employee-stock compensation.

New Accounting Principles—

        In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No. 157, "Fair Value Measurements" which clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than

III-30

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company has adopted the provisions of SFAS No. 157 as of January 1, 2008 for financial instruments. Although the adoption of SFAS No. 157 did not materially impact its consolidated financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its consolidated financial statements which are included in Note 12.

        The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" in February 2007. SFAS No. 159 permits many financial instruments and certain other items to be measured at fair value at the option of the Company. The Company adopted SFAS No. 159 as of January 1, 2008 with no impact on the consolidated financial statements.

        SFAS No. 141R "Business Combinations" replaces SFAS No. 141, and establishes requirements for recognition and measurement of identifiable assets acquired, liabilities assumed, noncontrolling interest of the acquiree, goodwill acquired, and gain from bargain purchase. SFAS No. 141R was issued in December 2007 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS No. 141R in 2009.

        The FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" in December 2007. SFAS No. 160 was issued to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact that SFAS No. 160 will have on its consolidated financial statements and disclosures.

        SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" was issued by the FASB in March 2008. SFAS No. 161 amends and expands disclosure requirements for derivative instruments in order to provide users of financial statements with an enhanced understanding of (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is to be applied prospectively for the first reporting period beginning on or after November 15, 2008. The Company will include the expanded disclosures in its consolidated financial statements beginning in 2009.

        In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements for nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 became effective on November 15, 2008, sixty days following approval by the Securities and Exchange Commission.

III-31

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Adoption of SFAS No. 162 did not have a material effect on the Company's consolidated financial statements.

        The FASB issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities" in June 2008. FSP EITF 03-6-1 provides guidance on the calculation of earnings per share and indicates that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends or dividend equivalents are considered participating securities and therefore the two-class method should be applied in calculating basic and diluted earnings per share. FSP EITF No. 03-6-1 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact that FSP EITF No. 03-6-1 will have on its consolidated financial statements.

(2) Business Combination:

        In May 2007, the Company acquired all outstanding shares of a company in Denmark which produces steering columns. The acquired company, with annual sales of approximately $4,700, was previously a supplier and was acquired in order to control production and delivery of steering columns used in Work Function products. The Company has consolidated the financial results since the date of acquisition. The purchase price was allocated to inventory and property, plant, and equipment. Goodwill of approximately $2,800 represents the excess of cost over the fair value of net tangible assets.

(3) Restructuring Charges:

        In December 2008, the Company decided to close the Hillsboro, Oregon plant and transfer the production lines to the Easley, South Carolina location. In 2007, in preparation for disposing of the direct current (DC) electric motor business the Company incurred restructuring costs to transfer all DC production lines to one location and all alternating current (AC) production lines to another location. The costs related to the closure of Hillsboro and the transfer of electric motors production lines are included in the Controls segment, in addition to costs related to the relocation of certain production lines between facilities. The Company sold its DC electric motor business in April 2007 and signed a sales agreement in December 2008 to sell its AC electric motor business related to the material handling market. The losses related to the sale of businesses of approximately $6,600 and $8,400, respectively, are not included in the restructuring numbers below.

        In March 2006, the Company announced its plans to close the LaSalle, Illinois plant, outsourcing certain products to reduce costs and increase efficiencies. Costs related to the LaSalle plant closing are included in the Propel segment, in addition to costs related to the relocation of certain production lines between production facilities in the U.S.

        In 2006, the Company announced plans to discontinue production of certain product lines manufactured in Swindon, England and incurred restructuring costs in anticipation of this shutdown. These costs are included in the Work Function segment. In June 2007, the assets related to this production facility were sold as discussed in Note 14. All costs incurred in 2007 related to the sale of the production

III-32

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(3) Restructuring Charges: (Continued)

assets are included in the loss on sale of businesses line on the statement of operations and are not included in the restructuring numbers below.

        The following table summarizes the restructuring charges incurred, as well as the cumulative charges incurred to date on these projects. All projects were completed in 2007, with the exception of the closure of the Hillsboro, Oregon plant, which is expected to be completed in 2009.

	Propel	Work Function	Controls	Total
Charges incurred in 2008	$—	$—	$1,007	$1,007
Charges incurred in 2007	5,477	—	4,874	10,351
Charges incurred in 2006	8,290	3,482	1,724	13,496
Cumulative charges incurred	13,767	3,482	7,605	24,854
Cumulative charges expected to be incurred	13,767	3,482	10,650	27,899

        The restructuring costs incurred are reported in the statement of operations as detailed in the following table:

	Cost of Sales	Selling, General and Administrative Expenses	Impairment Charges and Loss on Disposal of Fixed Assets	Total
Charges incurred in 2008	$40	$585	$382	$1,007
Charges incurred in 2007	9,662	669	20	10,351
Charges incurred in 2006	10,855	475	2,166	13,496

III-33

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(3) Restructuring Charges: (Continued)

        The following table summarizes the restructuring charges incurred and the activity in accrued liabilities during 2008, 2007 and 2006.

	Employee Termination Costs	Employee Training Costs	Impairment Charges and Loss on Disposal of Fixed Assets	Equipment Moving Costs	Other	Total
Balance as of January 1, 2006	$—	$—	$—	$—	$—	$—
Charges to expense	3,758	—	2,166	1,360	6,212	13,496
Payments made	(643)	—	(2,166)	(1,360)	(6,212)	(10,381)

Balance as of December 31, 2006	3,115	—	—	—	—	3,115
Charges to expense	600	3,926	20	3,993	1,812	10,351
Reversal of accrual due to sale of business	(1,915)	—	—	—	—	(1,915)
Payments made	(1,425)	(3,926)	(20)	(3,993)	(1,812)	(11,176)

Balance as of December 31, 2007	$375	$—	$—	$—	$—	$375
Charges to expense	625	—	382	—	—	1,007
Payments made	(375)	—	(382)	—	—	(757)

Balance as of December 31, 2008(1)	$625	$—	$—	$—	$—	$625

(1)
The remaining $625 of accrued liabilities will be paid in 2009.

        In 2006 the Company recorded an impairment charge of $1,547 when it reduced the carrying value of machinery and equipment at the Swindon location to fair market value, calculated based on expected sales price.

III-34

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(3) Restructuring Charges: (Continued)

        Included in Other in 2006 is $1,551 of pension curtailment costs which is the recognition of unamortized prior service costs related to the LaSalle pension plan. Also included is $2,086 of accelerated depreciation due to a change in useful lives incurred in 2006.

(4) Inventories:

        The composition of inventories is as follows:

	December 31,
	2008	2007
Raw materials	$154,762	$147,075
Work in progress	64,329	58,737
Finished goods and parts	131,758	132,702
LIFO allowance	(24,161)	(19,678)

Total	$326,688	$318,836

        The Company recorded LIFO decrements of approximately $8,800 and $4,400 in 2008 and 2007, respectively.

(5) Property, Plant and Equipment and Property Held for Disposal:

        The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:

	December 31,
	2008	2007
Cost—
Land and improvements	$16,624	$16,769
Buildings and improvements	152,929	139,025
Machinery and equipment	1,021,851	1,079,289
Construction in progress	103,545	86,734
Plant and equipment under capital leases	17,998	18,049

Total costs	1,312,947	1,339,866
Less—accumulated depreciation	(714,512)	(777,048)

Net property, plant and equipment	$598,435	$562,818

        Depreciation expense for 2008, 2007, and 2006 was $110,934, $100,074, and $92,902, respectively.

        In 2008 the Company determined that an impairment test of property, plant, and equipment was necessary due to the change in worldwide economic conditions and resulting decrease in Company sales. Asset groups were assessed for recoverability under SFAS No. 144. The Company determined that an impairment charge of $35,300 was required to write down the carrying value of the motors asset group

III-35

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(5) Property, Plant and Equipment and Property Held for Disposal: (Continued)

within the Work Function segment. The assets were written down to fair value as measured by the liquidation value of the assets.

        In 2003 the Company closed a manufacturing facility in West Branch, Iowa and determined the land and building would be sold. In 2007, the location was sold for approximately $3,300. The loss on sale of land and building of approximately $300 is reported in the Work Function segment.

        In 2007 the Company decided that the land and building at the LaSalle, Illinois location would be sold. This property was classified in other current assets with a carrying value of approximately $1,800 in the Propel segment on the consolidated balance sheet at December 31, 2007. In 2008, the property was sold for a gain of approximately $1,400. The gain was reported in the Propel segment.

(6) Goodwill and Intangible Assets:

        In accordance with SFAS No. 142, goodwill is required to be tested for impairment annually and if an event or conditions change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company completed its annual goodwill impairment tests as of December 31, 2008. The Company has identified eight reporting units that are either operating segments or one level below operating segments. In performing the impairment evaluation, the Company considered declines in market value, which occurred during the fourth quarter of 2008, and reconciled the sum of the estimated fair values of its reporting units to the Company's market value (based on its stock price), plus a reasonable control premium, which is estimated as that amount which would be received to sell the Company as a whole in an orderly transaction between market participants.

        When testing for goodwill impairment, the Company performs a first step of the goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a second step of the goodwill impairment test is performed to measure the amount of any impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The Company determined that the implied fair value of goodwill for the motors, steering and electric drives reporting units was less than its carrying value by $22,908, which was recorded as a goodwill impairment charge in 2008.

        Estimates about fair value used in the first step of the goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been supported by other valuation approaches, such as similar transaction and guideline analyses. Under the income approach, the Company determined fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted- average cost of capital,

III-36

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(6) Goodwill and Intangible Assets: (Continued)

which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions among others. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. At December 31, 2008 the Company has $86,146 of goodwill related to its propel, valves, and mobile electronics reporting units.

        The changes in the carrying amounts of goodwill for the years ended December 31, 2007 and 2008 are as follows:

	Propel Segment	Work Function Segment	Controls Segment	Total
Balance at January 1, 2007	$27,622	$15,042	$66,147	$108,811
Goodwill acquired during period	—	2,565	—	2,565
Goodwill written off with sale of business	—	—	(610)	(610)
Reversal of valuation allowance on deferred tax asset	(577)	(296)	(357)	(1,230)
Translation adjustment	865	707	3,392	4,964

Balance at December 31, 2007	27,910	18,018	68,572	114,500
Purchase price adjustment on 2007 acquisition	—	243		243
Reversal of valuation allowance on deferred tax asset	(426)	(219)	(263)	(908)
Impairment		(17,361)	(5,547)	(22,908)
Translation adjustment	(833)	(681)	(3,267)	(4,781)

Balance at December 31, 2008	$26,651	$—	$59,495	$86,146

        The following table summarizes the components of the other intangible asset balances at December 31, 2008 and 2007:

	Trade Name	Technology	Customer Relationships	Other	Total
December 31, 2008
Cost	$19,000	$11,366	$7,836	$2,291	$40,493
Accumulated amortization	(4,344)	(6,370)	(4,168)	(1,640)	(16,522)

Other intangible assets, net	$14,656	$4,996	$3,668	$651	$23,971

December 31, 2007
Cost	$19,000	$11,645	$7,045	$2,830	$40,520
Accumulated amortization	(3,801)	(5,723)	(4,000)	(1,701)	(15,225)

Other intangible assets, net	$15,199	$5,922	$3,045	$1,129	$25,295

        The weighted average useful lives for the intangible assets are 35, 15, and 15 years for trade name, technology, and customer relationships, respectively. Amortization of intangible assets was $2,028, $2,229,

III-37

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(6) Goodwill and Intangible Assets: (Continued)

and $2,763 in 2008, 2007, and 2006, respectively. Amortization expense is expected to be approximately $1,400 annually in 2009 through 2013.

(7) Long-Term Debt:

        Long-term debt outstanding at December 31, 2008 and 2007 consisted of the following:

	2008		2007
	Long-term Debt Due Within One Year	Long-term Debt	Long-term Debt Due Within One Year	Long-term Debt
Multicurrency Revolving and Term Loan Facility	$56,461	$201,115	$187,332	$57,251
German Long-Term Bank Facilities	—	—	8,561	—
Multicurrency Term Loan Facility due through 2015	—	83,934	—	85,499
Danfoss A/S Loan	—	50,000	—	—
U.S. 2000 Senior Notes, due through 2010	—	24,000	11,000	24,000
Other Borrowings	1,544	8,873	1,926	9,061

Total	$58,005	$367,922	$208,819	$175,811

Multicurrency and Non-U.S. Bank Facilities

        In December 2005 the Company entered into a Multicurrency Revolving Facility Agreement which was modified in July 2006 (the Agreement). Under the Agreement the Company may borrow up to $300,000 through December 2010. The Agreement also includes a 40,000 euro (approximately $56,000) term loan which expires in July 2013. Repayments on the term loan are scheduled from September 2010 through July 2013. Proceeds from the term loan were used to pay off a portion of the Company's revolving credit balances. Debt issuance costs of approximately $1,000 were capitalized and are being amortized to interest expense over the term of the Agreement. Any amounts drawn under the revolving portion of the facility must be repaid or reborrowed within 360 days. As indicated under the refinancing section these borrowings will be repaid in 2009. The portion to be refinanced with a term loan due in 2010 is classified as long-term; the portion to be refinanced with a revolving facility is classified as current.

        Borrowings under the Agreement bear interest at a rate based on either the relevant interbank offering rate plus a margin (range of 0.75%-1.00% at December 31, 2008), Federal Funds plus 0.5%, or the prevailing Prime Rate. The margin on the interbank offering rate option ranges from 0.5% to 1.125%, depending upon the Company's ratio of net debt to EBITDA, as defined. The weighted average interest rate on outstanding borrowings under the Agreement was approximately 2.5% at December 31, 2008. The Company is also required to pay a commitment fee on the unused portion of the Agreement. The commitment fee rate varies depending upon the Company's ratio of net debt to EBITDA, as defined. This fee was 0.175% at December 31, 2008 and the Company incurred commitment fee expense of $149, $275, and $310 in 2008, 2007, and 2006 respectively. The Agreement contains certain financial covenants relating to the Company's EBITDA to net interest expense and net debt to EBITDA, as defined. The Company was in compliance with the covenants at December 31, 2008.

III-38

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(7) Long-Term Debt: (Continued)

        The German Long-Term Bank Facilities represented two long-term bank loans secured by property. Interest on these facilities was at a fixed rate of 5.65%. The loans were repaid during 2008.

        In December 2005 the Company borrowed $75,000 under a term loan facility. The Company borrowed $30,000 in U.S. dollars at a fixed interest rate of 5.74% and 38,450 euro (approximately $55,500) at a fixed interest rate of 4.05% over the ten-year term of the loan. The euro portion of the loan is allocated to a Danish subsidiary. Sauer-Danfoss Inc. guarantees these euro borrowings including interest, amortization and fees. Repayments on the term loan are scheduled from December 2011 through December 2015. The outstanding balance on this loan at December 31, 2008 was $83,934. The Agreement contains certain financial covenants relating to the Company's EBITDA to net interest expense and net debt to EBITDA, as defined, which the Company was in compliance with at December 31, 2008.

        The Company also had a revolving credit facility of 800,000 Danish kroner (approximately $141,000) that was available through June 2006. The Company was required to pay a commitment fee on the unused portion of this credit facility. The Company incurred $114 of commitment fee expense in 2006.

Related Party Loan

        In December 2008 the Company borrowed $50,000 from Danfoss A/S. The term loan has a maturity date of December 9, 2011 and bears interest at an annual rate of 4.02%. The Company paid a facility fee of 10 basis points. The loan is unsecured. See Note 19 for additional information on additional borrowings from Danfoss A/S in 2009.

U.S. Borrowings

        In October 2000 the Company issued $35,000 of 8.07% Senior Notes (2000 Senior Notes). The 2000 Senior Notes have scheduled annual payments starting on September 30, 2008, through September 30, 2010. The 2000 Senior Notes contain certain restrictions and require the maintenance of minimum tangible net worth and maximum leverage, as defined. At December 31, 2008 the Company was in compliance with these requirements.

Other Borrowings

        The Company maintains overdraft facilities in various currencies in multiple countries for cash management purposes. The interest rates and commitment fees vary by country and arrangement. At December 31, 2008 there was $65,512 outstanding under the overdraft facilities. A Danish subsidiary maintains a line of credit for purposes of centralizing cash management for the European locations. Sauer-Danfoss Inc. guarantees this line of credit up to 20,000 euro (approximately $28,000).

Repayment of Borrowings

        Payments required to be made on long-term debt outstanding as of December 31, 2008 during the years ending 2009 through 2013 and for 2014 and thereafter are $58,005, $313,592, $51,622, $1,286, $866 and $556, respectively.

III-39

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(7) Long-Term Debt: (Continued)

Refinancing

        The Company determined, following the close of its 2008 fiscal year, that it would likely be unable to continue to meet the leverage ratio covenants in its various credit agreements as of the end of the first quarter of 2009. To avoid a default under the credit agreements, the Company has entered into a Credit Agreement with Danfoss A/S, pursuant to which the Company will have the ability to borrow up to $490,000 (Danfoss Credit Agreement). Danfoss A/S is the Company's majority stockholder. The Company intends to draw sufficient funds under the Danfoss Credit Agreement to refinance or repay the Multicurrency Revolving and Term Loan Facilities and the U.S. 2000 Senior Notes in advance of any covenant violations. The Term Loan Facility and the U.S. Senior Notes include breakage fees associated with early payment of the outstanding balance. See Note 19 for terms of the Danfoss Credit Agreement.

(8) Pension and Postretirement Benefits other than Pensions:

        The Company has noncontributory defined benefit pension plans covering a significant number of its employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company also provides health benefits for certain retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions that include certain age and service requirements. The measurements for the pension and health benefits plans were performed at December 31.

Pension Benefits

        The Company's funding policy for pension plans outside of Germany is to contribute an amount annually that falls within the range determined to be deductible for income tax purposes. In Germany it has historically been common practice to fund pension obligations at the time payments were made to retirees. However, during 2007 the Company began funding the German pension plans, which is becoming more common in Germany. Net pension liabilities reflected in the accompanying consolidated balance sheets result from the unfunded portions of the plans.

        Pension expense for 2008, 2007, and 2006 for these defined benefit plans consists of the following components:

	December 31,
	2008	2007	2006
Service cost	$4,371	$4,637	$5,576
Interest cost	13,635	12,593	11,265
Expected return on plan assets	(12,202)	(10,643)	(9,500)
Amortization of prior service cost	(318)	49	122
Amortization of net loss	1,871	2,847	3,095

Net periodic pension expense	$7,357	$9,483	$10,558

        The Company incurred $1,036 of curtailment expense in 2007 related to discontinuing production of certain product lines manufactured in Swindon, England and $1,551 of curtailment expense in 2006 related

III-40

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

to the LaSalle Factory pension plan as a result of the decision to close the LaSalle plant. The curtailment expenses are not included in the net periodic pension expense disclosed above.

        The Company expects to incur income of $297 related to the amortization of prior service costs and expense of $2,524 for amortization of net loss in 2009.

        The following table sets forth the plans' funded status as of the respective balance sheet dates:

	December 31,
	2008	2007
Reconciliation of benefit obligation:
Benefit obligation at January 1	$(228,931)	$(236,205)
Service cost	(4,371)	(4,637)
Interest cost	(13,635)	(12,593)
Plan participant contributions	(1,411)	(673)
Plan amendments	(100)	5,502
Actuarial gain	2,363	9,129
Benefit payments	10,412	13,181
Liability for divested business(1)	—	3,046
Effect of exchange rate changes	15,200	(5,681)

Benefit obligation at December 31	$(220,473)	$(228,931)

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	160,095	153,880
Actual return on plan assets	(28,896)	9,292
Employer contributions(2)	27,574	6,739
Effect of exchange rate changes	(16,103)	824
Plan participant contributions	1,411	673
Benefit payments	(8,531)	(11,313)

Fair value of plan assets at December 31	135,550	160,095

Funded status at December 31	(84,923)	(68,836)

Net amount recognized	$(84,923)	$(68,836)

(1)
Represents the pension liability associated with the DC motor business which was sold during 2007. The plan had no plan assets. The liability was transferred to the buyer.

(2)
2008 amount includes discretionary contributions of $5,000 into the U.S. plans, $14,027 into the German plans, and $3,060 into the U.K. plans.

III-41

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

        Amounts recognized in the consolidated balance sheets as of:

	December 31,
	2008	2007
Long-term pension liability, net(1)	$(84,923)	$(67,487)
Current pension liability	—	(1,349)

Net amount recognized	$(84,923)	$(68,836)

(1)
Includes plan assets of $6,043 and $3,290 in 2008 and 2007, respectively, that is included in other assets.

        The aggregate projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with projected and accumulated benefit obligations in excess of plan assets as of December 31, 2008 and 2007 were as follows:

	Projected and Accumulated Benefit Obligation in Excess of the Fair Value of Plan Assets
	U.S. Plans		Non-U.S. Plans
	2008	2007	2008	2007
Projected benefit obligation	$135,909	$123,878	$48,606	$49,972
Accumulated benefit obligation	121,046	107,886	—	—
Fair value of plan assets	75,502	99,378	18,048	2,517

        Amounts recorded in accumulated other comprehensive income as of:

	December 31,
	2008	2007
Actuarial loss	$71,899	$37,673
Prior service cost	(3,607)	(3,997)

	$68,292	$33,676

        These amounts have not yet been recognized as components of net periodic pension expense.

III-42

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions:

        Significant assumptions used in determining pension expense and related pension obligations are as follows:

	December 31,
	2008	2007	2006
Discount Rates
United States	6.25%	6.50%	6.00%
Germany	5.75	5.50	4.50
United Kingdom	6.00	6.00	5.00
Rates of increase in compensation levels
United States	3.50	3.50	3.50
Germany	3.50	3.50	2.00
United Kingdom	4.50	4.50	4.20
Expected long-term rate of return on assets
United States	8.50	8.50	8.50
Germany	4.66	4.84	—
United Kingdom	6.30	6.30	5.88

        The target asset allocation for the U.S. pension assets, on average, is 60 percent in equity securities and 40 percent in fixed income securities. This allocation is expected to earn an average annual rate of return of approximately 8.5 percent measured over a planning horizon of twenty years with reasonable and acceptable levels of risk. This expected level will be obtained, with an allowance for expenses, and cash investments, if equity securities realize an average annual return of 11 percent and fixed income securities produce an average annual yield of 6 percent.

        The target asset allocation for the U.K. pension assets, on average, is 39.4 percent in equity securities, 47.8 percent in fixed income securities, and 12.8 percent in cash. This allocation is expected to earn an average annual rate of return of approximately 6.3 percent.

        The target asset allocation for the German pension assets is 10 percent in equity securities and 90 percent in fixed income securities. This allocation is expected to earn an average annual rate of return of approximately 4.5 percent measured over a long-term planning horizon. This expected level will be obtained, with an allowance for expenses, and cash investments, if equity securities realize an average annual return of 7 to 8 percent and fixed income securities produce an average annual yield of 2.5 to 3 percent.

        The discount rate assumptions were based on investment yields available on AA rated long-term corporate bonds with cash flows that are similar to expected benefit payments.

        The expected return on plan assets is based on the asset allocation mix and the historical return, taking into account current and expected market conditions.

III-43

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

        The weighted average asset allocations by asset category for the pension plans at December 31 are as follows:

	U.S. Plans		U.K. Plans		German Plans
	2008	2007	2008	2007	2008	2007
Equity securities	53%	60%	39%	44%	7%	16%
Debt securities	45%	38%	48%	49%	91%	83%
Other	2%	2%	13%	7%	2%	1%

Total	100%	100%	100%	100%	100%	100%

Postretirement Benefits

        The health benefit plans covering certain groups of U.S. employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government-sponsored plans to which the Company contributes funds during the individuals' employment periods.

        The components of the postretirement benefit expense of the Company-sponsored health benefit plans for 2008, 2007, and 2006, were as follows:

	2008	2007	2006
Service cost	$225	$385	$595
Interest cost	2,634	2,212	2,016
Net deferral and amortization	1,030	947	762

Postretirement benefit expense	$3,889	$3,544	$3,373

        The Company expects to incur $1,050 for net deferral and amortization in 2009.

III-44

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

        The funded status of the Company-sponsored health benefit plans was as follows:

	December 31,
	2008	2007
Reconciliation of benefit obligation:
Accumulated postretirement benefit liability at January 1	$(38,648)	$(37,797)
Service cost	(225)	(385)
Interest cost	(2,634)	(2,212)
Actuarial loss	(2,495)	(1,705)
Benefit payments	2,942	3,451

Accumulated postretirement benefit liability at December 31	(41,060)	(38,648)

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	2,942	3,451
Benefit payments	(2,942)	(3,451)

Fair value of plan assets at December 31	—	—

Postretirement benefit obligation	(41,060)	(38,648)
Less current portion	3,089	2,713

Postretirement benefit obligation, long-term	$(37,971)	$(35,935)

        At December 31, 2008 and 2007 there is $19,834 and $18,369, respectively, of actuarial loss recognized in accumulated other comprehensive income.

        The assumed weighted average annual rate of increase in the per capita cost of medical benefits is 10.0% for 2008 and is assumed to decrease ratably in 2009 through 2014 and remain level at 4.5% thereafter.

        U.S. employees retiring after March 1, 1993, and hired prior to January 1, 1993, will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993, and retiring after age 65 with ten years of service, will be eligible at age 65 for a Medicare reimbursement allowance based on years of service.

        A one percent increase or decrease in the annual health care trend rates would have increased or decreased the accumulated postretirement benefit obligation at December 31, 2008, by $3,061, and increased or decreased postretirement benefit expense for 2008 by $211. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 6.25%, 6.5%, and 6.0%, for 2008, 2007, and 2006, respectively.

III-45

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

        The benefits expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pensions	Health Care	Health Care Subsidy Receipts
2009	$9,025	$3,089	$114
2010	9,624	3,227	135
2011	10,363	3,319	154
2012	10,937	3,456	170
2013	11,858	3,486	187
2014-2018	72,460	17,248	1,096

        The Company plans to contribute approximately $14,000 to the Company pension and health benefit plans in 2009.

        The Company also maintains two defined contribution plans, the Sauer-Danfoss Employees' Savings Plan and the Sauer-Danfoss LaSalle Factory Employee Savings Plan, for eligible employees. Company contributions include both base and matching amounts. The Company contributed approximately $3,100, $2,900 and $2,500 to these plans in 2008, 2007 and 2006, respectively.

(9) Income Taxes:

        The Company's income (loss) before income taxes is as follows:

	Years Ended December 31,
	2008	2007	2006
United States	$4,375	$5,753	$6,519
European and other	(19,456)	60,284	64,501

Total	$(15,081)	$66,037	$71,020

        The Company's primary German operation is treated as a flow-through entity for United States tax purposes. The above analysis of pretax income and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

III-46

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

        The benefit (expense) for income taxes by taxing jurisdiction is as follows:

	Years Ended December 31,
	2008	2007	2006
Current
United States
Federal	$(1,575)	$(656)	$585
State	(1,487)	(1,339)	(446)
European and other	(30,012)	(20,288)	(23,373)

Total Current	(33,074)	(22,283)	(23,234)

Deferred
United States
Federal	(3,454)	(3,923)	3,295
State	(102)	(280)	1,191
European and other	22,570	7,647	1,727

Total Deferred	19,014	3,444	6,213

Total income tax expense	$(14,060)	$(18,839)	$(17,021)

        A reconciliation of tax expense calculated using the U.S. statutory tax rate and recorded income tax expense based on the Company's income before income taxes is as follows:

	Years Ended December 31,
	2008	2007	2006
Tax benefit (expense) based on U.S. statutory tax rate	$5,278	$(23,114)	$(24,857)
Statutory tax rate change	93	393	—
Foreign taxes (rate and other differences)—net	(5,890)	(2,528)	(311)
State income taxes—net of federal benefit	(1,033)	(777)	484
Tax effect of minority interest	(2,379)	(1,731)	(1,752)
Tax reserves and allowances—net	(3,051)	9,910	5,660
Non-deductible expenses/Non-taxable income—net	(971)	(1,681)	3,433
U.S. & Denmark goodwill impairment	(6,281)	—	—
Other	174	689	322

Total income tax expense	$(14,060)	$(18,839)	$(17,021)

        During the preparation of the 2008 financial statements two errors relating to the 2007 U.K. deferred taxes were discovered. The net of the two errors was $1,900 of additional tax expense and deferred tax liability which was corrected in 2008 and is included above in Foreign taxes (rate and other differences)—net.

III-47

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

        The components of the Company's net deferred tax assets and liabilities, determined on a jurisdictional and entity basis, are attributable to the following:

	December 31,
	2008		2007
	Assets	Liabilities	Assets	Liabilities
Net operating loss (NOL) and tax credit carryforwards	$18,057	$—	$21,023	$—
Deferred compensation, postretirement medical and accrued pension benefits	44,760	(871)	31,244	—
Fixed asset basis differences	7,241	(22,303)	3,551	(24,711)
Inventory and warranty accruals	9,628	(2,349)	8,936	(2,164)
Intangible asset fair market value step-up	8,908	(8,894)	4,350	(8,821)
Other items	37,594	(11,141)	14,150	(5,817)

Gross deferred tax assets/liabilities	126,188	(45,558)	83,254	(41,513)
Valuation allowance	(6,103)	—	(4,050)	—

Net deferred tax assets/liabilities	120,085	(45,558)	79,204	(41,513)
Less current portion	(13,101)	1,315	(17,524)	583

Net deferred tax assets/liabilities, long-term	$106,984	$(44,243)	$61,680	$(40,930)

        In 2008 the Company determined that the net deferred tax assets in Italy are not expected to be usable within their expiration time frame due to a five-year limitation on net operating losses. This resulted in an increase in valuation allowances of $2.1 million.

        In 2007 the Company determined that the remainder of the US NOL carryforward will offset future taxable income. This resulted in a decrease to the valuation allowance of $1,230 and a corresponding decrease to goodwill. The Company also determined that unrecognized tax benefits in the UK would be realized. This resulted in a decrease to the valuation allowance of $5,252 and a reduction to tax expense in 2007.

        As of December 31, 2008 and 2007, the Company had not provided U.S. federal income taxes on $170,556 and $218,552, respectively, of undistributed earnings recorded by certain subsidiaries outside the United States since these earnings were deemed permanently invested. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to reduce U.S. tax liability if these foreign earnings were remitted.

        The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. In October 2007 the Internal Revenue Service (IRS) began a routine audit of the Company's federal income tax returns for the 2004, 2005 and 2006 taxation years. Although not officially closed, the settlement for the audit was known at December 31, 2008 and has been incorporated into the Consolidated Financial Statements. Taxable

III-48

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

income was increased in each of the audit years resulting in increased usage of foreign tax credits thereby decreasing the foreign tax credit carryover.

        A reconciliation of the beginning and ending gross unrecognized tax benefits (UTB) is as follows:

Amount
Gross UTB Balance at January 1, 2008	$7,587
Additions based on tax positions related to the current year	58
Additions for tax positions of prior years	1,552
Reductions for tax positions of prior years	—
Settlements	(6,683)
Foreign currency adjustments	(197)
Reductions due to lapse of applicable statute of limitations	—

Gross UTB Balance at December 31, 2008	$2,317

Net UTB impacting the effective tax rate at December 31, 2008	$743

        The total amount of UTB that, if recognized, would affect the effective tax rate as of December 31, 2008 and 2007 were $743 and $724, respectively. The total amount of UTB is not expected to significantly increase or decrease within the next twelve months. The net UTBs are included as components of deferred income tax assets and other liabilities in the Consolidated Balance Sheets.

        The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expense. Interest and penalties of $99 have been accrued as of December 31, 2008.

        The Company had the following tax return carryforwards available to offset future years' taxable income at December 31, 2008:

	Amount	Expiration Dates
Brazil NOL	$5,740	None
China NOL	4,799	2009-2013
Denmark NOL	3,444	None
German NOL—National	6,615	None
German NOL—Local	4,365	None
U.S. NOL	19,358	2009-2019
U.K. NOL	10,748	None
Other non-U.S. NOL	779	Various
State NOL	15,727	2009-2019
State tax credits	1,151	2009-2018

        The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during (i) the years in which temporary differences reverse and (ii) the years prior to the expiration of NOL and credit carryforwards. Management considers projected future taxable income and tax planning strategies in making this assessment. After making such assessment for the year ending December 31, 2008, management believes that $1,164 of the U.S. NOL, $14,816 of the State NOL and $1,608 of the State

III-49

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

tax credits will more likely than not expire unused. Management believes it is more likely than not that the Company will realize the remaining benefits of the net deferred tax assets as of December 31, 2008.

(10) Minority Interests:

        Minority interests in net assets and income reflected in the accompanying consolidated financial statements for 2008, 2007, and 2006 consists of:

  a)
  A 40% minority interest held by Agri-Fab, Inc. in Hydro-Gear Limited Partnership, a U.S. limited partnership.

  b)
  A 40% minority interest held by Shanghai Hydraulics and Pneumatics in Sauer Shanghai Hydraulic Transmission Co., Ltd., a Chinese equity business venture.

  c)
  A 35% minority interest held by Daikin Industries Ltd. in Sauer-Danfoss-Daikin, Ltd., a Japanese corporation.

  d)
  A 49.9% minority interest held by Topcon Laser Systems in TSD Integrated Controls LLC, a U.S. limited partnership.

  e)
  A 55% minority interest held by Daikin Industries Ltd. in Daikin-Sauer-Danfoss Manufacturing, Ltd., a Japanese corporation.

        The following table sets forth the components of minority interest in the consolidated balance sheets:

	December 31,
	2008	2007
Hydro-Gear Limited Partnership	$32,453	$32,571
Sauer Shanghai Hydraulic Transmission Co., Ltd.	13,448	10,575
Sauer-Danfoss-Daikin, Ltd.	9,500	7,584
TSD Integrated Controls LLC	1,128	1,810
Daikin-Sauer-Danfoss Manufacturing, Ltd.	11,126	8,004

Total	$67,655	$60,544

        The Hydro-Gear Limited Partnership agreement indicates a termination date of December 31, 2035. This entity is consolidated in the Company's financial statements. The agreement indicates that if the partnership were to terminate the partnership would be liquidated and the resulting proceeds would be distributed in accordance with each partner's ownership percentage.

III-50

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(11) Accumulated Other Comprehensive Income:

        The changes in accumulated other comprehensive income for the years ended December 31, 2006, 2007, and 2008 follows:

	Currency Translation	Pension / Postretirement Benefit Adjustment	Hedging Activities	Accumulated Other Comprehensive Income
Balance as of January 1, 2006	$39,242	$(12,052)	$(279)	$26,911
Change in period	38,089	(10,670)	1,145	28,564
Adoption of SFAS No. 158		(41,130)		(41,130)
Effect of exchange rate changes	—	(817)	—	(817)
Income tax benefit (expense)	—	13,113	(298)	12,815

Balance as of December 31, 2006	77,331	(51,556)	568	26,343
Change in period	40,736	16,202	2,674	59,612
Effect of exchange rate changes	—	(1,288)	—	(1,288)
Income tax expense	—	(2,452)	(530)	(2,982)

Balance as of December 31, 2007	118,067	(39,094)	2,712	81,685
Change in period	(24,389)	(38,719)	(9,291)	(72,399)
Effect of exchange rate changes	—	1,844	—	1,844
Income tax benefit	—	14,435	2,430	16,865

Balance as of December 31, 2008	$93,678	$(61,534)	$(4,149)	$27,995

(12) Fair Value and Derivative Financial Instruments:

        At December 31, 2008 the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company's derivative instruments, related to both foreign currency exchange and interest rates, which are recognized at fair value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. The fair values of the foreign currency exchange and interest rate contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these contracts as Level 2 in the fair value hierarchy.

III-51

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(12) Fair Value and Derivative Financial Instruments: (Continued)

The following table shows the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008.

Assets:
Foreign currency exchange contracts	$2,108
Interest rate swap contracts	—
Liabilities:
Foreign currency exchange contracts	$5,434
Interest rate swap contracts	1,897

        The Company enters into forward contracts to hedge the value of the U.S. dollar or euro cash flow at locations that do not have the U.S. dollar or euro as their functional currency but conduct certain transactions in U.S. dollars or euros. The objective of all outstanding forward contracts is to hedge forecasted transactions in U.S. dollars or euros through the cash settlement date. The Company enters forward contracts that mature from two to eighteen months after the contract date.

        Changes in the fair value of derivative financial instruments are recognized in income or in stockholders' equity as a component of comprehensive income depending on whether the transaction related to the hedged risk has occurred. Changes in fair values of derivatives that are accounted for as cash flow hedges are recorded in other comprehensive income. Any portion of the hedge that is deemed ineffective due to the absolute value of the cumulative change in the derivative being greater than the cumulative change in the hedged item is recorded immediately in other income (expense) on the consolidated statement of income. There was no hedge ineffectiveness in 2008, 2007 or 2006.

        The Company recognized an increase in net sales of $7,805 and $1,548 for the years ended December 31, 2008 and 2007, respectively due to the effects of hedge accounting for forward contracts. In addition, the Company recognized additional other expense of $504 in 2008 and other income of $635 in 2007 as a result of the forward contracts .

        At December 31, 2008 the Company expects to reclassify approximately $2,900 of losses, net of tax, on derivative instruments from accumulated other comprehensive income to the income statement during the next twelve months due to the actual fulfillment of forecasted transactions.

        Interest rate swaps, which are designated as cash flow hedges, are used by the Company to establish fixed interest rates on outstanding borrowings. At December 31, 2008 the Company had two interest rate swaps outstanding, one maturing in October 2010 and the other maturing in December 2011. The combined notional amount of the two contracts was $34,027 at December 31, 2008. There is no ineffectiveness of the interest rate swaps and therefore, the changes in fair value of the derivatives of $1,187, net of deferred taxes, were recorded in accumulated other comprehensive income at December 31, 2008.

        The Company uses derivative financial instruments to manage risk and not for trading or other speculative purposes.

III-52

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(13) Long-Term Incentive Plan:

        The Company's 1998 Long-Term Incentive Plan (1998 Incentive Plan) provides for the grant of stock options, stock appreciation rights, restricted stock, performance units, performance shares, and other incentive awards to officers and key employees. The total number of shares of common stock that may be subject to awards or be issued under the 1998 Incentive Plan shall not exceed 2,400,000 shares, of which no more than 1,200,000 shares may be issued as restricted stock. The settlement of performance units is in shares of Company stock or cash as determined by the Compensation Committee of the Board of Directors. The performance units entitle the participants to receive an amount equal to the Company's dividends during the vesting period.

        In December 2005 the Board of Directors approved the adoption of the Sauer- Danfoss Inc. 2006 Omnibus Incentive Plan (2006 Incentive Plan), which was approved by the stockholders at the annual meeting in June 2006. The 2006 Incentive Plan provides for grants similar to those under the 1998 Incentive Plan and qualifies certain awards for the performance-based exception to obtain favorable tax treatment. The total number of shares of common stock that may be issued under the 2006 Incentive Plan shall not exceed 3,500,000 shares.

        In March 2008 the Compensation Committee granted 328,053 performance units under the 2006 Incentive Plan, 307,945 of which will be settled 100 percent in Company stock with shares withheld having a value to meet the minimum statutory withholding requirements and 20,108 performance units granted to certain individuals that will be settled in cash. The units to be settled in cash are accounted for as liability units, with the remainder of the units accounted for as equity units. The following chart summarizes performance unit activity under the Plan for the year ended December 31, 2008:

Equity Units	Number	Weighted Average Grant Date Fair Value	Weighted Average Vesting Period in Years
Units Outstanding at January 1	738,712	$25.68	3.0
Units settled	(280,870)	21.26	3.0
Units granted	307,945	18.89	3.0
Units forfeited	(60,178)	27.06	3.0

Units Outstanding at December 31	705,609	24.34	3.0

Cash Units	Number	Fair Value	Weighted Average Vesting Period in Years
Units Outstanding at January 1	97,196
Units granted	20,108

Units Outstanding at December 31	117,304	$8.75	3.0

        The Compensation Committee sets performance goals for each performance unit grant and depending on the extent to which these goals are met will determine the number of performance units that will be paid out to the participants. Based on performance results for 2006 through 2008 the performance units granted in 2006 are expected to be settled at 37.5% or the equivalent of approximately 82,000 shares

III-53

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(13) Long-Term Incentive Plan: (Continued)

for the equity based shared and approximately $190 for the cash based shares. In accordance with SFAS No. 123R, "Share-Based Payment," compensation expense is recognized over the vesting period of three years, measured based on the market price of the Company's stock at the date of grant with an offsetting increase in additional paid-in capital. The expense related to the grants that will be settled in cash is based on the market price of the Company's stock as of the balance sheet date. The President and the CEO of the Company retired on January 1, 2009. In accordance with the terms of his performance unit grants, the grants related to performance periods after he left the company would be paid at 100% of the performance target and therefore the expense for his 2007 and 2008 grants were fully expensed in 2008, rather than over the three year performance period.

        In 2007 the Compensation Committee awarded 10,000 shares of restricted stock under the 2006 Incentive Plan. The restricted stock awards entitle the participants to full dividend and voting rights. The value of the award was established based on the market value of the stock as of the grant date. In 2008 5,000 shares vested and the remaining 5,000 shares will vest in 2009.

        Compensation income or expense recognized in selling, general, and administrative expenses in conjunction with the performance units and restricted stock outstanding was income of $2,260 in 2008, and expense of $4,301, and $6,827 in 2007 and 2006, respectively. The income recognized in 2008 was due to reducing the accrual related to the performance units to be settled in cash and the accrual related to the 2007 performance unit grant due to the decrease in financial performance during 2008. The tax expense recognized related to the 2008 income was $814 and tax benefits recognized related to expense was $1,555, and $2,468 in 2007 and 2006, respectively. The Company expects to recognize approximately $20 of additional compensation expense through 2009 related to the outstanding performance units and restricted stock under these two plans.

        The Company also has a Non-employee Director Stock Option and Restricted Stock Plan which permits the granting of non-qualified stock options and restricted common stock to directors of the Company who are not employees of the Company. The total number of shares of common stock to be issued under this plan shall not exceed 250,000 shares.

        Under the Non-employee Director Stock Option and Restricted Stock Plan the Company awarded 15,000 shares of restricted stock to non-employee directors in 2008 and 13,500 shares to non-employee directors in both 2007 and 2006. The restricted stock awards entitle the participants to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The value of each award was established based on the market value of the stock as of the grant date. The shares vest over three years. Compensation expense is computed based on the market value of the restricted shares at the grant date, which is amortized ratably over the vesting period of the grants. Compensation expense recognized in conjunction with the restricted stock outstanding to non-employee directors in 2008, 2007, and 2006 amounted to $448, $316, and $243, respectively.

(14) Sale of Businesses:

        In December 2008 the Company signed a sales agreement to sell its alternating current (AC) motor business related to the material handling market. The closing of the transaction will occur in the first half of 2009 at which time the machinery and inventory covered by the purchase agreement will be transferred

III-54

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(14) Sale of Businesses: (Continued)

to the purchaser. In 2008 the machinery and inventory were written down to the proceeds expected to be received upon transfer of the assets. A loss of approximately $8,400 is reported in the Controls segment.

        In April 2007 the Company sold its direct current (DC) motor business. The sale resulted in a loss of approximately $6,600, including transaction costs. The loss is reported in the Controls segment.

        The Company sold the assets and product lines located in the Swindon, England location in June 2007. The assets were used to produce customized open circuit gear pumps. Open circuit gear pumps and motors continue to be produced at other locations within the Company. The Company recognized a net loss on the sale of approximately $2,400, including transaction costs, reported in the Work Function segment. The Company had anticipated discontinuing production at this location by the end of 2007 and had established an accrual with the expectation that termination payments would be made to employees at the time production ended. A severance accrual of approximately $1,900, established during 2006, was reversed at the time of sale. The reversal of the accrual was reflected as an offset to the loss on sale of business calculation.

(15) Related Person Transactions:

        In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support. These fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss A/S for 2008, 2007, and 2006 was approximately $87,100, $72,400, and $63,400, respectively. At December 31, 2008 and 2007 approximately $7,900 and $6,200 owed to Danfoss A/S is included in accounts payable on the consolidated balance sheet. Payments required under these agreements as of December 31, 2008, during the years ending 2009 though 2013 and 2014 and thereafter, are $9,107, $9,114, $9,122, $9,130, $8,857, and $11,809, respectively. The Company also sold products to Danfoss A/S totaling approximately $6,800, $8,000, and $6,600 during 2008, 2007, and 2006, respectively. At December 31, 2008 and 2007 approximately $1,500 and $100 due from Danfoss A/S is included in accounts receivable on the consolidated balance sheet.

        The subsidiaries in Denmark file a joint tax return with Danfoss A/S as required under the laws of Denmark.

        The Company borrowed $50,000 under a term loan in December 2008 and in March 2009 entered into (a) the Danfoss Credit Agreement pursuant to which the Company has the ability to borrow up to $490,000 and (b) a short-term bridge loan of $25,000, all with Danfoss A/S as lender. The principal balance along with unpaid accrued interest on the $50,000 term loan is to be paid in December 2011. The principal balance, along with unpaid accrued interest, on the $25,000 bridge loan is likely to be repaid on March 25, 2009. All outstanding principal and accrued interest on the Danfoss Credit Agreement is likely to be repaid by September 30, 2010.

        In 2008 the Company entered an Agreement for Transfer of Business and Sale of Inventory (Agreement) with Danfoss LLC, a subsidiary of Danfoss A/S. The Agreement replaced a Distribution and Service Agreement which had been in place with Danfoss A/S under which Sauer-Danfoss product had

III-55

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(15) Related Person Transactions: (Continued)

been sold in the Commonwealth of Independent States. The Company purchased primarily customer relationships and inventory in this transaction.

        The Company purchases inventory components from Shanghai Hydraulics and Pneumatics, a minority interest owner in an entity included in the Company's consolidated financial statements. Purchases were approximately $5,600, $4,900, and, $3,200 in 2008, 2007, and 2006, respectively.

        In addition, the Company sold product totaling approximately $4,100, $4,900 and $4,600 in 2008, 2007 and 2006, respectively, to Daikin Industries Ltd. (Daikin), a minority interest owner in an entity consolidated by the Company. The Company also purchases inventory components and ongoing operational services from Daikin. These services include shared facilities and administrative support. Total expense recognized for goods and services purchased from Daikin in 2008, 2007, and 2006 were approximately $6,500, $6,000 and $5,900, respectively.

        The Company had sales to Faun Umwelttechnik GmbH & Co., a company owned by a director of the Company, of approximately $1,000, $1,700 and $1,200 in 2008, 2007 and 2006, respectively.

(16) Commitments, Contingencies, and Guarantees:

        The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 2008, 2007, and 2006 was $26,254, $20,477, and $18,490, respectively. Rent is expensed on a straight-line basis over the term of the leases.

        Minimum future rental commitments under all noncancelable operating leases as of December 31, 2008, during the years ending 2009 through 2013 and for 2014 and thereafter, are $15,740, $14,585, $13,822, $8,760, $7,603, and $32,005, respectively.

        The Company also leases certain facilities and equipment under capital leases. The liability related to these capital leases is included in current other accrued liabilities and other long-term liabilities on the consolidated balance sheets. Minimum future lease payments under all noncancelable capital leases as of December 31, 2008, during the years ending 2009 through 2013 and for 2014 and thereafter, are $1,456, $1,323, $1,140, $1,114, $808, and $13,378, respectively.

        The Company, from time to time, is involved in various legal matters considered normal in the course of its business. The Company intends to vigorously defend against all such claims. It is the Company's policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

III-56

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(17) Quarterly Financial Data (Unaudited):

        Summarized quarterly data is set forth in the following table:

	Quarter
	First	Second	Third	Fourth	Total
2008
Net sales	$617,399	$611,538	$490,188	$371,388	$2,090,513
Gross profit	147,725	138,006	111,866	38,013	435,610
Net income (loss)	27,863	22,706	10,901	(90,611)	(29,141)
Basic net income (loss) per common share	$0.58	$0.47	$0.23	$(1.88)	$(0.60)
Diluted net income (loss) per common share(1)	$0.57	$0.47	$0.22	$(1.88)	$(0.60)
2007
Net sales	$523,132	$503,472	$451,771	$494,173	$1,972,548
Gross profit	124,585	112,295	94,221	96,601	427,702
Net income	15,369	17,633	5,499	8,697	47,198
Basic net income per common share	$0.32	$0.37	$0.11	$0.18	$0.98
Diluted net income per common share	$0.32	$0.37	$0.11	$0.18	$0.98
2006
Net sales	$483,959	$469,856	$381,895	$403,378	$1,739,088
Gross profit	115,972	118,475	82,500	79,817	396,764
Net income (loss)	28,321	23,510	7,078	(4,910)	53,999
Basic net income (loss) per common share	$0.59	$0.49	$0.15	$(0.10)	$1.13
Diluted net income (loss) per common share(1)	$0.59	$0.49	$0.15	$(0.10)	$1.12

(1)
Basic and diluted net income (loss) per common share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly basic and diluted net income (loss) per common share may not agree to the annual total.

(18) Segment and Geographic Information:

        The Company reports its operating segments around its various product lines of Propel, Work Function and Controls. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, electric motors, and valves that control and direct the power of a vehicle. Segment costs in Global Services relate to internal global service departments and include costs such as consulting for special projects, tax and accounting fees paid to outside third parties, certain insurance premiums, and amortization of intangible assets from certain business combinations.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment's portion of the total Company's net income, excluding net interest expense, income taxes, minority interest, and equity in net earnings of affiliates.

III-57

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(18) Segment and Geographic Information: (Continued)

        The following table presents the significant items by operating segment for the results of operations for the years ended December 31, 2008, 2007, and 2006, respectively:

	Propel	Work Function	Controls	Global Services	Total
2008
Trade sales	$1,016,609	$561,416	$512,488	$—	$2,090,513
Segment income (loss)	156,805	(65,699)	(21,386)	(42,362)	27,358
Interest expense					(25,654)
Interest income					1,026
Minority interest					(17,811)
Loss before income taxes					(15,081)
Depreciation and amortization	48,111	38,411	23,485	2,955	112,962
Total assets	541,489	330,628	272,186	323,373	1,467,676
Capital expenditures	98,982	54,312	36,714	8,626	198,634
2007
Trade sales	$940,692	$534,040	$497,816	$—	$1,972,548
Segment income (loss)	146,617	(2,886)	17,740	(51,131)	110,340
Interest expense					(23,789)
Interest income					1,048
Minority interest					(21,562)
Income before income taxes					66,037
Depreciation and amortization	43,882	32,987	20,422	5,012	102,303
Total assets	496,021	372,775	301,214	330,412	1,500,422
Capital expenditures	61,129	35,804	30,189	8,511	135,633
2006
Trade sales	$839,306	$471,379	$428,403	$—	$1,739,088
Segment income (loss)	111,762	16,509	42,680	(60,553)	110,398
Interest expense					(18,415)
Interest income					654
Minority interest					(21,617)
Income before income taxes					71,020
Depreciation and amortization	42,822	29,190	18,399	5,254	95,665
Total assets	405,847	335,843	242,724	322,654	1,307,068
Capital expenditures	42,934	39,050	29,393	4,867	116,244

III-58

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007, and 2006

(Dollars in thousands, except per share data)

(18) Segment and Geographic Information: (Continued)

        A summary of the Company's net sales and long-lived assets by geographic area is presented below:

	Net Sales (1)			Long-Lived Assets (2)
	2008	2007	2006	2008	2007
United States	$740,506	$744,560	$734,844	$193,144	$187,567
Germany	229,101	205,661	166,756	76,801	65,398
Italy	145,666	147,614	118,334	36,424	36,348
Denmark(3)	36,146	31,423	19,362	185,785	216,364
Other countries	939,094	843,290	699,792	228,070	206,665

Total	$2,090,513	$1,972,548	$1,739,088	$720,224	$712,342

(1)
Net sales are attributed to countries based on location of customer.

(2)
Long-lived assets include property, plant and equipment net of accumulated depreciation, goodwill, intangible assets net of accumulated amortization, and certain other long-lived assets.

(3)
Majority of this country's sales are shipped outside of the home country where the product is produced.

        No single customer accounted for 10% or more of total consolidated sales in any year presented.

(19) Subsequent Events:

        On March 12, 2009 the Company entered into a Credit Agreement with Danfoss A/S, which provides for a multicurrency term loan and revolving credit facilities of $490,000 (the "Danfoss Credit Agreement") through September 30, 2010. Borrowings under the Danfoss Credit Agreement bear interest at an underlying funding rate (initially expected to be LIBOR) plus 8.0%. The Company will pay an upfront facility fee of 1.75% of the $490,000 facility and will pay an annual commitment fee of 4% on any undrawn portion of the facility. Danfoss A/S is the majority stockholder of the Company. The Company intends to use the proceeds from the Danfoss Credit Agreement primarily to refinance or repay the Company's borrowings under its Multi-Currency Revolving and Term Facilities Agreement.

        In December 2008 the Company entered into a credit agreement with Danfoss A/S that provided for a $50,000 term loan to the Company. The Company used the proceeds of the term loan to pay down other indebtedness that bore interest at a higher rate than the Company's rate under the term loan from Danfoss A/S. The term loan has a maturity date of December 9, 2011 and bears interest at an annual rate of 4.02%. The Company paid a facility fee of 10 basis points. The loan is unsecured.

        To facilitate the redemption of the Company's outstanding U.S. 2000 Senior Notes in the principal amount of $24,000, described in Note 7, the Company entered into an additional short-term $25,000 loan agreement with Danfoss A/S on March 12, 2009. The loan is unsecured, bears interest at an annual rate of 3.98%, and matures on March 25, 2009. On March 13, 2009 the Company used the proceeds of the $25,000 term loan to redeem the U.S. 2000 Senior Notes.

        In 2009 the Company decided to exit the electric drives activities on electric motors and generators. In 2007 the Company sold the DC electric drives motor business and in 2008 signed a sales agreement to sell the AC electric drives motor business. The remaining business is expected to cease operations in 2009.

III-59

 Report of Management

Management Oversight

        Sauer-Danfoss believes that good corporate governance promotes ethical business practices, demands meticulous accounting policies and procedures, and includes a structure with effective checks and balances. The management of Sauer-Danfoss Inc. is responsible for the integrity and objectivity of the financial information presented in this annual report on Form 10-K. Sauer-Danfoss believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States applying certain estimates and judgments as required.

        Our management is responsible for establishing and maintaining a system of internal controls over financial reporting. This system is augmented by written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system, and through examinations by an internal audit function that coordinates its activities with the Company's independent auditors.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Independent Oversight

        All of our directors are skilled business leaders. The members of the Board and each committee have express authority to retain outside advisors. The Board and each committee perform annual self-evaluations in order to assess their performance and to ensure that the Board and committee structure is providing effective oversight of corporate management.

        Our Audit Committee is composed entirely of independent outside directors. The Committee meets periodically with management, the internal auditors, and the independent auditors, both separately and jointly, to discuss internal accounting controls and the quality of financial reporting. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their opinions on the adequacy of internal controls and the quality of financial reporting. The Audit Committee has the direct responsibility for the appointment of the independent registered accounting firm to be retained for the coming year, subject to stockholder approval.

Disclosure Controls

        We have established rigorous procedures to ensure that we provide complete and accurate disclosure in our publicly filed documents. Our Disclosure Committee, made up of key individuals from various corporate functions, has been in place for the past several years. This Committee meets at least quarterly to review public filings and earnings releases, and to discuss any potential disclosure issues that may arise. We have established a "whistle-blower" hotline for employees, customers, suppliers or any stakeholder anywhere in the world to anonymously submit any concern they may have regarding corporate controls or ethical breaches. All complaints are investigated, and where necessary, concerns involving our financial statements, public disclosures or management are directed to our Audit Committee.

Code of Legal and Ethical Business Conduct

        The Sauer-Danfoss Code of Legal and Ethical Business Conduct is based not just solely on what we have a right to do, but even more importantly, on what is the right thing to do. Annually, we reiterate the vital importance of our Code of Legal and Ethical Business Conduct by requiring employees in key functional areas to certify their compliance with the standards of the Code.

SVEN RUDER	KARL J. SCHMIDT
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

III-60

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Sauer-Danfoss Inc.:

        We have audited the accompanying consolidated balance sheets of Sauer-Danfoss Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule (as listed in Part IV, Item 15 (a) 2 of this Form 10-K). We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (as included in Part II, Item 9A). Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended

III-61

December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Sauer-Danfoss Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. The Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, on December 31, 2006.

Des Moines, Iowa
March 24, 2009

III-62

 Selected Financial Data

SELECTED FINANCIAL DATA

	2008	2007	2006	2005	2004
	(in millions except per share and employee data)
Operating Data:
Net Sales	$2,090.5	$1,972.5	$1,739.1	$1,547.8	$1,404.2
Gross profit	435.6	427.7	396.8	357.7	346.1
Selling, general and administrative	258.5	233.8	215.6	217.1	200.2
Research and development	82.9	70.6	61.9	58.7	51.9
Impairment charges	58.2	—	1.5	—	—
Loss on disposal of businesses and asset disposal	9.6	9.4	1.7	1.4	2.1
Total operating expenses	409.2	313.8	280.7	277.2	254.2
Total interest expense, net	24.6	22.7	17.8	15.7	17.4
Net income (loss)	(29.1)	47.2	54.0	34.8	32.6
Per Share Data:
Income (loss) per common share, basic	$(0.60)	$0.98	$1.13	$0.73	$0.69
Income (loss) per common share, diluted	$(0.60)	$0.98	$1.12	$0.73	$0.69
Cash dividends declared per share	$0.72	$0.72	$0.60	$0.48	$0.34
Weighted average basic shares outstanding	48.2	48.1	47.7	47.5	47.4
Weighted average diluted shares outstanding	48.2	48.3	48.2	47.8	47.5
Balance Sheet Data:
Inventories	$326.7	$318.8	$272.3	$238.9	$241.6
Property, plant and equipment, net	598.4	562.8	504.0	450.4	478.5
Total assets	1,467.7	1,500.4	1,307.1	1,166.5	1,211.6
Total debt	491.4	444.0	349.6	332.3	345.1
Stockholders' equity	410.2	525.5	462.1	433.7	442.7
Debt to total capital(1)	50.7%	43.1%	40.4%	40.6%	41.7%
Other Data:
Backlog (at year-end)	$743.7	$921.4	$631.0	$504.2	$467.4
Depreciation and amortization	113.0	102.3	95.7	88.3	82.4
Capital expenditures	198.6	135.6	116.2	95.2	79.3
EBITDA(2)	175.6	212.6	207.6	172.3	170.2
Cash flows from (used in):
Operating activities	183.5	98.1	167.9	116.3	124.8
Investing activities	(187.5)	(122.2)	(109.3)	(93.3)	(75.5)
Financing activities	4.7	22.1	(45.0)	(20.1)	(53.3)

(1)
The debt to total capital ratio represents the percentage of total capital attributable to external financing. As such, the denominator of the ratio includes the total debt and total stockholders' equity shown here as well as the minority interest presented on the balance sheet.

(2)
EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, long-lived asset impairment charge and minority interest. The impairment charge is included as it will reduce depreciation in future years. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with accounting principles generally accepted in the United States, it is included herein to provide additional information as management of the Company believes it provides an indication with respect to the ability of Sauer-Danfoss to meet its future debt service, capital

III-63

  expenditures, and working capital requirements. The following table further demonstrates how EBITDA is derived from cash flows from operating activities:

	2008	2007	2006	2005	2004
Cash flows from operating activities	$183.5	$98.1	$167.9	$116.3	$124.8
Increase (decrease) in working capital, excluding the effects of acquisitions Accounts receivable, net	(71.7)	38.5	24.5	4.8	30.8
Inventories	16.8	36.6	14.2	24.9	23.5
Accounts payable	14.5	(11.0)	(27.2)	13.3	(22.7)
Accrued liabilities	(23.6)	1.5	(14.0)	(17.6)	(11.1)
Deferred income taxes and other	17.4	7.4	7.4	—	(8.8)
Interest expense, net	24.6	22.7	17.8	15.7	17.4
Tax expense	14.1	18.8	17.0	14.9	16.3

EBITDA	$175.6	$212.6	$207.6	$172.3	$170.2

III-64

Chairman, Vice Chairmen and Chairman Emeritus

Jørgen M. Clausen
Chairman

Sven Murmann
Vice Chairman

David J. Anderson
Co-Vice Chairman

Klaus H. Murmann
Chairman Emeritus

Executive Officers

Sven Ruder
President and Chief Executive Officer

Hans J. Cornett
Executive Vice President and Chief Marketing Officer

Thomas K. Kittel
Executive Vice President and President—Propel Division

Henrik Krabsen
Executive Vice President and President—Work Function Division

Wolfgang Schramm
Executive Vice President and President—Controls Division

Kenneth D. McCuskey
Vice President and Chief Accounting Officer, Secretary

Charles M. Cohrs
Treasurer

Board of Directors

Niels B. Christiansen
President and Chief Executive Officer—Danfoss A/S

Jørgen M. Clausen
Chairman—Danfoss A/S

Kim Fausing
Executive Vice President and Chief Operating Officer—Danfoss A/S

William E. Hoover, Jr.
Director—Danfoss A/S, GN Great Nordic, NorthStar Battery

Johannes F. Kirchhoff[1]
Managing Director—FAUN Umwelttechnik GmbH & Co. KG

F. Joseph Loughrey[1]
Director—Cummins Inc., Hillenbrand, Inc.,
The Lumina Foundation, and AB SKF

Frederik Lotz
Executive Vice President and
Chief Financial Officer—Danfoss A/S

Sven Murmann
Managing Director—Sauer Holding GmbH

Sven Ruder
President and Chief Executive Officer—
Sauer-Danfoss Inc.

Steven H. Wood[1]
Chief Financial Officer—Becker-Underwood, Inc.

[1]
Member of Audit Committee and Compensation Committee

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Corporate Data

Stockholder Information

Annual Meeting
The annual meeting of Company stockholders will be held at 8:30 a.m. on June 11, 2009 at:

Sauer-Danfoss GmbH & Co. OHG
Krokamp 35
24539 Neumünster, Germany

Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone: 800-468-9716

For information about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Stock Transfer, Shareowner Relations.

Website: https://www.wellsfargo.com/com/shareowner_services

Investor Relations

In the U.S.: Kenneth D. McCuskey Sauer-Danfoss Inc. 2800 East 13th Street Ames, Iowa 50010 Phone: 515-239-6364 e-mail: kmccuskey@sauer-danfoss.com	In Europe: John N. Langrick Sauer-Danfoss Inc. Krokamp 35 24539 Neumünster Germany Phone: 49 4321 871 190 e-mail: jlangrick@sauer-danfoss.com

Company Website
www.sauer-danfoss.com

Stock Exchange
Sauer-Danfoss Inc. common stock is listed on the New York Stock Exchange (SHS).

Form 10-K
The Form 10-K annual report to the Securities and Exchange Commission is available to stockholders upon written request to Sauer-Danfoss Inc. Investor Relations, 2800 E. 13th Street, Ames, Iowa 50010.

Independent Registered Public Accounting Firm
KPMG LLP
Des Moines, Iowa

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QuickLinks

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
GOVERNANCE OF THE COMPANY
REPORT OF THE AUDIT COMMITTEE
EXECUTIVE COMPENSATION COMPENSATION DISCUSSION AND ANALYSIS
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS TABLE
SUMMARY COMPENSATION AND GRANTS OF PLAN-BASED AWARDS NARRATIVE
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE
OPTION EXERCISES AND STOCK VESTED TABLE
PENSION BENEFITS NARRATIVE
NONQUALIFIED DEFERRED COMPENSATION NARRATIVE
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
DIRECTOR COMPENSATION TABLE
DIRECTOR COMPENSATION NARRATIVE
ITEM 1—ELECTION OF DIRECTORS
ITEM 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ADDITIONAL INFORMATION
SAUER-DANFOSS INC. 2008 ANNUAL REPORT Business
NYSE Price Range, Dividends by Quarter
Certifications
Performance Graph
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG SAUER-DANFOSS INC., RUSSELL 2000 INDEX AND HEMSCOTT GROUP INDEX
Management's Discussion and Analysis of Financial Condition and Results of Operations
Sauer-Danfoss Inc. and Subsidiaries Consolidated Statements of Operations (Dollars in thousands, except per share data)
Sauer-Danfoss Inc. and Subsidiaries Consolidated Balance Sheets (Dollars in thousands, except per share data)
Sauer-Danfoss Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) (Dollars in thousands, except per share data)
Sauer-Danfoss Inc. and Subsidiaries Consolidated Statements of Cash Flows (Dollars in thousands)
Sauer-Danfoss Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2008, 2007, and 2006 (Dollars in thousands, except per share data)
Report of Management
Report of Independent Registered Public Accounting Firm
Selected Financial Data SELECTED FINANCIAL DATA